UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

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Exchange Act of 1934 (Amendment No.)

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UDR, Inc.

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2022

Notice of Annual Meeting of Shareholders and Proxy Statement



Opening doors to the future®



Committed to Reducing our Environmental Impact

At UDR, we're doing our part to reduce the impact we have on climate change; by implementing energy-efficient measures throughout our business operations. Environmental responsibility is critical to creating sustainable communities. This is why we integrate our sustainability initiatives with our design, development, and operations activities **and why we ask you to please consider not printing this report**.

We are committed to sustainability.

》 Our most recent Environmental, Social and Governance Report can be found on our website at ir.udr.com under "ESG".

Table of Contents

Letter from Our Chairman and CEO

To Our Fellow Shareholders:

I welcome you to join me and the entire Board of Directors at our 2022 Annual Meeting of Shareholders, which will be held at 10:00am local time in Denver, CO, on May 19, 2022, at the Four Seasons Hotel. As we have shared in prior proxy statements, UDR Inc.'s ("UDR" or the "Company") culture is one of innovation and improvement. Throughout UDR's 50-year history, and my 21 years serving as Chief Executive Officer, I have been a firm believer that long-term successful businesses must do three things exceptionally well. They must,

1) Continuously listen to their associates, customers, and other stakeholders to determine where they are exceling or falling short,
2) Continually innovate while also appropriately managing the risks that come with trying new things, and
3) Develop, and consistently reinforce, an inclusive, results-oriented culture that provides opportunities, but also stresses personal accountability.

Over the years, and throughout numerous real estate cycles, UDR's senior management has remained focused on these three principles to help guide our strategy and actions. I am proud to say that adherence to these principles has greatly benefited our associates, residents, and other stakeholders over time in the form of an industry-leading customer experience, engaged and empowered workforce and culture, strong bottom-line results, and robust total shareholder return ("TSR").

2021 was no different as we again overcame the widespread challenges to our business stemming from COVID, while also successfully implementing innovative advancements such as our Next Generation Operating Platform ("NextGen Platform" or "Platform") and its foundational, customer-oriented self-service components, which are revolutionizing how we conduct business. In 2021, we

- Generated Funds From Operations as Adjusted ("FFOA") per share of -1.5%; 3rd best amongst our peer group[1] (of 7 large public apartment REITs);
- Generated same-store revenue and net operating income ("NOI") growth, as reported on a straight-line basis, of -0.4% and -2.2%, respectively; each the 4th best amongst our peer group;
- Generated TSR of 61%; 4th highest amongst our peer group;
- Further transformed how we operate our Company and how we interact with our current and prospective residents (i.e., self-service) through the ongoing implementation of our NextGen Platform;
- Continued to utilize our durable operating and capital allocation competitive advantages versus public peers and private market participants to accretively grow the Company (Enterprise Value of ~$25 billion with ~57,500 homes) by $1.5 billion in acquisitions primarily funded with new equity issued at an average 11% premium to consensus net asset value ("NAV");
- Maintained a solid BBB+/Baa1 investment grade balance sheet with minimal maturities scheduled through 2025 due to actively extending duration and reducing our overall debt cost of capital over the past two years;
- Engaged in our biennial Associate Engagement Survey which confirmed that a very high percentage of UDR associates are engaged and feel they can excel at their jobs. In addition, the vast majority of UDR associates find that people with diverse backgrounds can succeed at UDR and feel they are treated fairly and with respect; and
- Advanced our sector-leading commitment to sustainability and other environmental, social, and governance ("ESG") goals. UDR was named as the #1 listed residential real estate ESG performer worldwide by GRESB[2].

Accretively improving our ESG strategy has always been on our mind and reflected in our actions as outlined in our annual ESG Reports. With the emergence of ESG as an increasingly important topic amongst all our stakeholders, we have more actively memorialized our efforts in transparent ways over the past several years by improving how we report our accomplishments. I am proud to say that this led to UDR being recognized as #1 in ESG amongst all listed residential companies worldwide by GRESB in 2021. We are not finished. In 2022, we will continue to examine how we can more effectively combat climate change with our investments, address important social issues by shining a brighter spotlight on our Diversity, Equity, and Inclusion ("DEI") efforts, and continue to enhance our already robust governance framework. I look forward to sharing our progress in future communications.

Looking ahead, the ESG landscape continues to evolve at a rapid pace. As such, we will stay nimble and flexible in our ESG pursuits, continue to confer with stakeholders to better understand how they view ESG, and identify "win-win" opportunities that advance our ESG goals and generate strong returns. Already, we have performed climate change analyses on all of our markets and assets as well as assessed our carbon footprint at the community-level. These will come in handy during 2022 as we adopt Science Based Targets to map out our longer-term "E" strategy and reduce emissions.

Finally, 2022 may turn out to be one of the best growth years in our history. Apartment fundamentals are as strong as we have ever seen, relative affordability versus single-family housing remains in our favor, and UDR's operating and capital allocation competitive advantages continue to run at a high level. But risks do remain. These largely revolve around regulatory responses to new COVID variants at all levels of government and hold-over regulatory measures from earlier in the pandemic such as eviction moratoriums. As such, we will remain nimble, continue to capitalize on the opportunities presented to us and, above all, continue to innovate how we operate and grow our business. I remain thankful that apartments are a dynamic business and that UDR has been able to consistently capitalize on the opportunities presented to us, and overcome the inevitable challenges over the years, via our repeatable competitive advantages and innovative culture.

Along with the rest of our Board of Directors and my fellow UDR associates, I thank you for your continued support of UDR and I look forward to hosting you at the 2022 Annual Meeting of Shareholders.

Sincerely,

Thomas W. Toomey
Chairman and Chief Executive Officer

---

[1] Peer group includes AIRC, AVB, CPT, EQR, ESS, and MAA.
[2] GRESB is a leading global ESG benchmark for real assets including real estate.



1745 Shea Center Dr., Suite 200
Highlands Ranch, CO 80129

Notice of 2022 Annual Meeting of Shareholders

Voting Items

Proposals	Board Vote Recommendation	For Further Details
1. Election of 10 Directors	**"FOR"** each director nominee	Page 13
2. Advisory Vote on Executive Compensation	**"FOR"**	Page 43
3. Ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm	**"FOR"**	Page 76

Shareholders will also transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

On or about March 31, 2022, we intend to mail to our shareholders of record a notice containing instructions on how to access our 2022 proxy statement ("Proxy Statement") and our Annual Report on Form 10-K for the year ended December 31, 2021 ("Annual Report"), and how to vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery. If you received your annual meeting materials via email, the email contains voting instructions and links to our Annual Report and Proxy Statement on the Internet. If you would like to reduce the costs incurred by UDR in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions on the Proxy Card to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years. We want to thank you for helping make UDR an environmentally friendly company and for your continued support of UDR.

We intend to hold our annual meeting in person; however, we are actively monitoring the coronavirus (COVID-19). We are sensitive to the public health and travel concerns that our shareholders may have and the protocols that federal, state, and local governments have imposed or may impose. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting by means of remote communication. Please monitor our annual meeting website at https://www.udr.com/2022annualmeeting for updated information. If you are planning to attend our meeting, please check the website one week prior to the meeting date. To the extent we hold our annual meeting virtually, our shareholders who register to attend will have the opportunity to participate through the virtual meeting portal both prior to and during the meeting. Appropriate questions will be read and answered during the meeting.

WHETHER OR NOT YOU EXPECT TO BE AT THE MEETING, PLEASE VOTE AS SOON AS POSSIBLE TO ENSURE THAT YOUR SHARES ARE REPRESENTED.

By Order of the Board of Directors

Warren L. Troupe
Corporate Secretary

March 31, 2022

Important Notice Regarding the Availability of Proxy Materials for UDR, Inc.'s Annual Meeting of Shareholders to be held on May 19, 2022.

This Notice of Annual Meeting and Proxy Statement and UDR, Inc.'s Annual Report/Form 10-K for the year ended December 31, 2021 are available on the Internet at the following website: www.proxyvote.com.



Date and Time
May 19, 2022 (Thursday)
10:00 AM Local Time



Location
Four Seasons Hotel
1111 14th Street
Denver, CO 80202



Who Can Vote
Shareholders as of March 21, 2022 are entitled to vote

How to Vote in Advance
Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote your shares electronically through the following:



By Telephone
1-800-690-6903



By Internet
www.proxyvote.com



By Mail
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided



Proxy Overview

This summary highlights selected information about UDR and the items to be voted on at the annual meeting. This summary does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

Company Overview

About UDR, Inc.

UDR is a $25 billion enterprise value multifamily REIT that owns, operates, develops and redevelops a diversified portfolio of apartment homes across top-tier U.S. markets. Founded in 1972, UDR is an S&P 500 company that consistently generates strong total shareholder return through innovations, best-in-class operations and disciplined capital allocation across a wide range of opportunities. UDR's strategy is founded on diversifications, which creates opportunity. Coupling a diversified portfolio across markets, price points, and product types with our best-in-class operations delivers a full-cycle investment that generates both growth and stability. As of December 31, 2022 we owned 57,483 communities and had 1,219 full-time and 10 part-time associates who worked to generate $1.3 billion of revenue and $900 million of NOI in 2021.



> 5.0% of Total NOI
2.5%-5.0% of Total NOI
< 2.5% of Total NOI
Seattle
Portland
San Francisco Bay Area
Monterey Peninsula
Los Angeles
Inland Empire
Orange County
San Diego
Denver
Dallas
Austin
Nashville
Boston
New York
Philadelphia
Baltimore
Metro Washington, D.C.
Richmond
Orlando
Tampa
West Palm Beach

As of December 31, 2021

UDR's Business Strategy

Why UDR?

Strategy

Our primary goal is to consistently generate above-peer average total shareholder return ("TSR") while considering our stakeholders and the environments in which we operate. The following attributes aid us in executing this goal through growth in Adjusted Funds from Operations (AFFO), Net Asset Value (NAV), and the dividend per share combined with being a strong Corporate Citizen.

Operating Excellence

- Generate above-peer median same-store revenue and NOI growth.
- Innovation: Enhance controllable operating margin via innovative technological solutions.
- Improve Resident Satisfaction and self-service.

Portfolio Diversification

- Reduces MSA-concentration risk/same-store growth volatility and appeals to a wide renter/investor audience.
- More "degrees of freedom" to implement our best-in-class operating and capital allocation platforms.

Culture and ESG

- Promote an innovative, inclusive culture where Associate engagement is high, sustainability is more than a catch phrase and top-notch customer service is a central focus.
- Reduce our environmental footprint through accretive capital investments in energy, water and waste initiatives.

Accretive Capital Allocation

- Invest in and pivot to the best risk-adjusted return opportunities.
- Predictive analytics influence investments.

Balance Sheet Strength

- Maintain a safe, liquid and flexible balance sheet that can fully fund our needs throughout real estate cycles.
- Maintain diverse, efficient set of capital sources.

These efforts contribute to creating above average total shareholder return:



2021 Performance Highlights

In 2021, UDR achieved a variety of successes, which include:

- Generating above-peer-average earnings growth, marking the seventh time in the last nine years UDR has outperformed the peer group average.
- Accretively growing the Company through $1.5 billion of acquisitions, which are on pace to generate an incremental $400-$500 million of value for shareholders through UDR's operating initiatives.
- Raising $1.2 billion of equity at an average 11% premium to consensus NAV per share, illustrating the Company's strong track record of adhering to cost of capital signals from the public market.
- Issuing $200 million of 10-year unsecured debt at a 2.259% effective interest rate, further improving the Company's weighted average interest rate while extending duration.
- Implementing the Company's Next Generation Operating Platform to improve the customer experience and our operating efficiency through a self-service model. Since 2018, UDR has reduced onsite staffing by 40% mostly through natural attrition, increased resident satisfaction by 24%, and limited annual controllable operating expense growth to less than 1%. This has resulted in UDR having the best controllable operating margin in the Multifamily peer group at 250 basis points above what would be expected for a company with UDR's average rent.
- Securing more than $28 million of government assistance funds on behalf of residents.
- Enhanced our ESG related disclosure resulting in being named a 2021 Global and Regional Sector Leader by GRESB and one of America's Most Responsible Companies by Newsweek.
- Increased the diversity of our board.
- Achieved 97% participation by our associates in our Associate Engagement Survey.



2021 Performance Highlights – Continued



TSR CAGR
UDR
NAREIT Apartment Index
Consistent TSR outperformance versus peers
15%
14%
13%
12%
11%
14.2%
13.5%
12.9%
12.2%
12.8%
12.1%
5-Year
10-Year
20-Year



TTM SS Controllable Operating Expense (COE) Growth
UDR Actual
Inflationary at 2.5%
Peer Average
UDR's COE growth since 2Q18 is well below peers and typical inflationary growth of 2.5% annually.
109
107
105
103
101
99
109
107
102
2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21



Controllable Operating Margin vs. Avg. Monthly Rent
(TTM through 4Q 2021)
UDR's controllable operating margin is ~250bps above the best fit line and ~300bps above the peer average.
UDR
Peer Avg.
Equates to ~$25M in higher annualized NOI.
84%
83%
82%
81%
80%
79%
78%
77%
$1,300 $1,500 $1,700 $1,900 $2,100 $2,300 $2,500 $2,700

Proposal 1
Election of 10 Directors

- Diverse slate of directors with broad leadership experience.
- All candidates are highly successful executives with relevant skills and expertise.
- Average director tenure of 11.7 years with 9 of 10 directors being independent of management.

 The Board recommends a vote **FOR** each of the director nominees.   ≫See page 13.

Our Existing Board

Name / Principal Professional Experience	Years of Tenure	# of Other Public Company Boards	AC	CC	GC	NC	EC
Katherine A. Cattanach Independent Former General Partner of INVESCO Private Capital, Inc.	16	0	■		■		■
Jon A. Grove Independent Former Chairman, President and CEO of ASR Investments Corporation	24	0		■			
Mary Ann King Independent Co-Head of Financial Services and Head of Institutional Sales of Berkadia	7	0	■		■		
James D. Klingbeil Lead Independent Director Chairman and CEO of Klingbeil Capital Management and The Klingbeil Company	24	0				■	■
Clint D. McDonnough Independent Former Office Managing Partner for Ernst & Young LLP's Dallas office	6	0	■			■	
Robert A. McNamara Independent Former Group Chief Risk Officer of Lend Lease Corporation	8	1		■	■	■	
Diane M. Morefield Independent Former Executive Vice President, Chief Financial Officer of CyrusOne	2	1	■		■		
Kevin C. Nickelberry Independent Managing Director and Co-Head of Private Equity Co-Investments of GCM Grosvenor	1	0	■		■		
Mark R. Patterson Independent President of MRP Holdings LLC	8	3		■		■	
Thomas W. Toomey Chairman and CEO of UDR, Inc.	21	0					■

AC	Audit and Risk Management Committee	**GC**	Governance Committee
CC	Compensation and Management Development Committee	**NC**	Nominating Committee
		EC	Executive Committee

■ Chair
■ Member

Board Snapshot

Independence

Independent:



Not independent:

Tenure

1-6 years:



7-16 years:

>16 years:

Age

50 – 59 years:



60-65 years:

66-70 years:

More than 70 years:

Diversity

Under Represented Group:



Female:

Male:

90% Independent **Average: 11.7 years** **Average: 68 years** **40% Diverse**

Shareholder Engagement

In 2021 and early 2022, we had 559 interactions with our investors through meetings and property tours, representing ownership of approximately 82.0% of our outstanding common stock. In addition, we proactively contacted the governance or stewardship departments of 111 of our investors and received responses from and had engagement meetings with representatives of 15 of such departments, representing ownership of approximately 38.6% of our outstanding common stock.

Governance Highlights

UDR has a history of strong corporate governance guided by three primary principles – dialogue, transparency and responsiveness. The board has adjusted our governance approach over time to align with evolving best practices, drive sustained shareholder value and best serve the interests of shareholders.

Good Governance

- ✓ Extensive board dialogue with formal processes for shareholder engagement and frequent cross-committee and board communications
- ✓ Annual board and committee self-evaluations
- ✓ Annual individual director evaluation process
- ✓ Periodic continuing education for directors
- ✓ All directors attended at least 75% of meetings held
- ✓ Policies, incorporated in our Statement on Corporate Governance and Nominating Committee Charter, requiring the initial pools of candidates for the board and external searches for a Chief Executive Officer to include diverse candidates
- ✓ Annual advisory approval of named executive officer compensation
- ✓ Robust Code of Business Conduct and Ethics, and Code of Ethics for Senior Financial Officers
- ✓ Stock ownership guidelines for executive officers and directors
- ✓ Prohibition on hedging transactions
- ✓ Pledging transactions prohibited without prior approval
- ✓ Policy on recoupment of performance-based incentives
- ✓ Political Contributions Policy (new in 2022)
- ✓ No employment agreements with executives
- ✓ Annual ESG reporting
- ✓ Double-trigger acceleration of vesting in the event of a change in control
- ✓ Twelve-month minimum vesting on equity awards generally
- ✓ Board and committee oversight of material risks (including climate change and cybersecurity risk), ESG and human capital management

Shareholder Rights

- ✓ Annual election of all directors
- ✓ Majority voting in uncontested director elections
- ✓ Proxy access for eligible director candidates nominated by eligible shareholders
- ✓ No shareholder rights plan (poison pill)
- ✓ Confidential voting
- ✓ No material restrictions on shareholders' right to call a special meeting
- ✓ Active shareholder engagement
- ✓ Ability for shareholders to propose binding bylaw amendments

Independent Oversight

- ✓ Strong Lead Independent Director role with clearly articulated responsibilities
- ✓ Audit, Compensation, Governance and Nominating Committees consist entirely of Independent Directors
- ✓ All directors are independent, except the Chairman and Chief Executive Officer
- ✓ Independent directors meet regularly in executive session

Proposal 2
Say-on-Pay: Advisory Vote on the Compensation of the Named Executive Officers

- Independent oversight by our Compensation and Management Development Committee, with the assistance of an independent consultant.

- Executive compensation that is competitive with our peers and that is structured to be aligned with total return to shareholders and our strategy.

- Executive compensation comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation, and is determined based on the consideration of a number of factors described in more detail in "Executive Compensation — Compensation Discussion and Analysis."

- Our total shareholder return compares favorably to the peer group.

 The Board recommends a vote **FOR** this proposal. ≫See page 43.

Components of 2021 Compensation

	Component	Objective	Performance Metrics
Fixed	**Base Salary**	Designed to reward individual effort associated with job-related duties and to attract and retain talented executive officers for our Company.	
Variable	**Short-Term Incentive Compensation (STI)**	Designed to encourage outstanding individual and Company performance by motivating the named executive officers to achieve short-term Company and individual goals by rewarding performance measured against key annual strategic objectives and, for the CEO, using the independent directors' evaluation of the CEO's performance towards achieving short-term goals.	• FFO as Adjusted per share • Transaction Volume • Transaction FFOA • Operating Platform Execution • Same-Store Wins vs. Peers • ESG and DEI Advancement • Health of the Workforce
	Long-Term Incentive Compensation (LTI)	Our LTI compensation is designed to closely align the interests of our management with the creation of shareholder value, to motivate our management to achieve long-term growth and success of our Company and to foster significant ownership of our common stock by our management. LTI compensation is the most significant component of the named executive officer's compensation.	• 3-Year Relative Cumulative TSR vs. Apartment Peers • 3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index • 3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers • 1-Year FFO as Adjusted per share

Our Compensation Best Practices

Our compensation policies and programs are built upon a strong foundation of corporate governance and compensation best practices, including:

WHAT WE DO	WHAT WE DON'T DO
✓ Provide a significant portion of our named executive officers' total compensation in the form of awards tied to executing our long-term strategy and our performance relative to key business and individual objectives and performance versus our peers as measured by a diverse set of metrics.	✗ Have any employment agreements with our named executive officers.
✓ Require compliance with our Executive Stock Ownership Guidelines, which require that our executive officers own a specified number of shares of the Company's common stock (110,000 shares for the Chairman and Chief Executive Officer and President, 50,000 for any Executive Vice President and 20,000 for any Senior Vice President).	✗ Permit any Company personnel, which includes directors, officers and all other employees of the Company, to engage in any short-term, speculative securities transactions, engage in short sales, buying or selling put or call options, trading in options (other than those granted by the Company) or engaging in hedging transactions, in each case with respect to our securities.
✓ Have a Policy on Recoupment of Performance-Based Incentives, which applies to our executive officers, including our named executive officers, and their performance-based incentive compensation.	✗ Permit purchasing securities on margin or pledging our securities as collateral without prior approval.
✓ Have a Compensation Committee comprised entirely of independent directors and the Compensation Committee has retained its own independent compensation advisor.	✗ Provide tax gross-ups for our named executive officers.
✓ Have a Compensation Committee that reviews external market considerations, as well as internal considerations and the long-term interests of our shareholders, when making compensation decisions.	✗ Grant only time-vested restricted stock, restricted stock units, LTIP Units (including Performance LTIP Units), options or other equity awards to our named executive officers as part of our long-term incentive compensation program, other than in limited circumstances such as the appointment of a new executive officer or to recognize extraordinary achievements.
✓ Have the ongoing consideration and oversight by the Compensation Committee with respect to any potential risks associated with our incentive compensation programs.	✗ Time the grants of restricted stock, restricted stock units, LTIP Units, options or other equity awards to coordinate with the release of material non-public information, or time the release of material non-public information for the purpose of affecting the value of any named executive officer compensation.
✓ Have a "double trigger" change of control provision.	

Say-on-Pay/Shareholder Engagement

While we have consistently had strong shareholder support for our executive compensation program, we continue to engage in dialogue with shareholders on executive compensation issues. We will consider the outcome of future advisory votes and the input we receive from shareholder engagement when establishing the Company's compensation programs and policies and making compensation decisions regarding our named executive officers.

Our shareholders have consistently supported our executive compensation program and over the last five years, shareholder support for our advisory vote on executive compensation has averaged 86.10% (with no year below 82.65%)

Key Recent Executive Compensation Changes

Based on stakeholder feedback we have made a number of changes to our compensation program as follows:

- Beginning with grants made in 2021 and thereafter all equity grants will have a minimum vesting period of 12 months subject to certain limited exclusions.

- All grants made in 2021 and thereafter are subject to a double-trigger change in control provision.

- We have added both ESG and DEI specific metrics to our short-term incentive compensation program for both our named executive officers and, as applicable, to other officers.

- The associate engagement metric for 2022, which is part of our short-term incentive compensation program and is applicable to all our named executive officers, has been modified to measure and incorporate in our compensation programs performance with respect to our new "Rooney Rule" initiative, which expands the Rooney Rule concept to all job openings across the Company regardless of the position we are seeking to fill.

- No changes were made to executive compensation in 2021 due to the effects of the pandemic.

Proposal 3
Independent Registered Public Accounting Firm

- Independent firm with few ancillary services and reasonable fees.
- Significant industry and financial reporting expertise.

 The Board recommends a vote **FOR** ratification of Ernst & Young LLP for 2022. ≫See page 76.

Ernst & Young LLP, independent registered public accounting firm, served as our auditors for fiscal 2021. Our Audit Committee has selected Ernst & Young LLP to audit our financial statements for fiscal 2022. Although it is not required to do so, the board is submitting the Audit Committee's selection of our independent registered public accounting firm for ratification by the shareholders at the annual meeting in order to ascertain the view of our shareholders regarding such selection. Below is summary information about Ernst & Young's fees for services during fiscal years 2021 and 2020:

Description of Services	2021	2020
Audit Fees	$1,634,700	$1,512,986
Audit-Related Fees	—	—
Tax Fees	46,922	36,928
All Other Fees	—	—
TOTAL	**$1,681,622**	**$1,549,914**

Proposal No. 1
Election of Directors



The ten individuals listed below, each of whom is currently a member of the board, have been nominated for election to the board at the 2022 annual meeting of shareholders.

Katherine A. Cattanach	James D. Klingbeil	Diane M. Morefield
Jon A. Grove	Clint D. McDonnough	Kevin C. Nickelberry
Mary Ann King	Robert A. McNamara	Mark R. Patterson
		Thomas W. Toomey

If any of the nominees is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee who is designated by the present board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director. The directors elected will hold their respective offices until the next annual meeting of shareholders or until their successors are elected and qualified.

Each nominee brings a strong and unique background and set of skills to our board, giving the board as a whole competence and experience in a wide variety of areas of value to the Company, including corporate governance and board service, executive management, corporate finance and financial markets, real estate investment and the real estate industry and civic leadership. For each of our director nominees, set forth below are the specific experience, qualifications, attributes or skills that led the board to conclude that the person should serve as a director for the Company. There is no family relationship between any of our directors or executive officers.

Vote Required and Board of Directors' Recommendation

The affirmative vote of a majority of the votes cast is required for the election of a director in an uncontested election. A majority of the votes cast means that the number of shares voted "for" a director's election exceeds fifty percent of the total number of votes cast with respect to that director's election. If an incumbent director does not receive a majority of the votes cast for his or her election, the director is required to tender his or her resignation for the consideration of the board. See "Corporate Governance Matters – Majority Voting Standard for Uncontested Director Elections."

 Our board recommends that the shareholders vote **"FOR"** the director nominees listed above.

Corporate Governance



We believe that effective and transparent corporate governance is critical to our long-term success and our ability to create value for our shareholders. We frequently review our corporate governance policies, monitor emerging developments in corporate governance and enhance our policies and procedures when our board determines that it would benefit our Company and our shareholders to do so.

We believe in and follow certain principles with respect to governance as follows:

Principle 1:
Boards are accountable to shareholders.
- All directors stand for election annually
- Proxy access for eligible director candidates nominated by eligible shareholders
- Shareholder ability to propose binding bylaw amendments

Principle 2:
Shareholders should be entitled to voting rights in proportion to their economic interest.
- Each shareholder gets one vote per share and we have no non-voting shares issued
- Majority voting in uncontested director elections, and directors not receiving majority support must tender their resignation for consideration by the board

Principle 3:
Boards should be responsive to shareholders and be proactive in order to understand their perspectives.
- Management, and in some cases an independent director, met with investors owning approximately 82% of shares outstanding in 2021 and early 2022 and a number of the topics discussed were also discussed with the board
- Board engagement topics during 2021 included among others corporate strategy, sustainability and social strategy, enterprise risk management, cybersecurity, board composition, leadership and refreshment, succession planning, ESG, culture, diversity, equity and inclusion and our executive compensation program

Principle 4:
Boards should have a strong, independent leadership structure.
- Lead Independent Director with clearly defined duties that are disclosed to shareholders
- Board considers appropriateness of its leadership structure at least annually
- Independent Committee Chairs
- Proxy Statement discloses why board believes current leadership structure is appropriate

Principle 5:
Boards should adopt structures and practices that enhance their effectiveness.
- As of March 31, 2022, 90% of board members are independent
- Annual board and committee evaluations
- Active board refreshment plan; six new board members in last eight years

Principle 6:
Boards should develop management incentive structures that are aligned with the long-term strategy of the company.
- Our vote on our executive compensation program has received shareholder support averaging 86.10% over the last five years
- Compensation Committee, in conjuncton with an independent third-party consultant, annually reviews and approves incentive program design, goals and objectives for alignment with compensation and business strategies
- Annual and long-term incentive programs for named executive officers and other associates are designed to reward financial and operational performance that furthers short- and long-term strategic objectives and include metrics assessing our performance relative to that of our peers

We also monitor our corporate governance policies and practices to maintain compliance with the provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), the rules of the SEC and the corporate governance rules of the NYSE. Our policies and practices meet, and in many cases exceed, the listing requirements of the NYSE, applicable SEC rules and the corporate governance requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, including:

- The board has adopted clear corporate governance policies;

- Nine of our ten current board members (and nine of the ten to be voted on at the 2022 annual meeting) are independent directors as defined by the NYSE;

- The independent directors meet without the presence of management at each regularly scheduled meeting;

- All members of the Audit Committee, Compensation Committee, Governance Committee and Nominating Committee are independent directors;

- While the Chairman and Chief Executive Officer role is combined, the board has appointed a Lead Independent Director in accordance with our Statement on Corporate Governance;

- The charters of the board committees clearly establish their respective roles and responsibilities, including their responsibilities for oversight of risks, and are reviewed annually;

- The entire board oversees and receives reports at each regularly scheduled meeting with respect to our ESG, culture and DEI efforts and enterprise risk, including climate change and cybersecurity;

- The board has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers, and employees and that is required to be provided to agents and consultants that, among other things, prohibits bribery and other forms of corruption;

- We have a Code of Ethics for Senior Financial Officers that applies to our senior financial officers;

- We have a hotline with a 1-800 number and a third-party anonymous reporting system at http://udr.ethicspoint.com available to all employees, and our Audit Committee has procedures in place for the anonymous submission of any employee complaint, including those relating to accounting, internal controls or auditing matters. Instructions for making a report are published in the Corporate Governance subsection of the Investor Relations page of the Company's website at ir.udr.com; and

- Our board has adopted a political contributions and charitable donations policy (new in 2022).

Board of Directors—Skills and Experience

Selection of Directors

At UDR, we believe that diversity of background and perspective is an important attribute of a well-functioning board. Collectively, the members of our board standing for election embody a range of viewpoints, backgrounds and expertise. Currently, 33% of the members of our board are women and, 40% of the members of our board are diverse. All recent board searches have included ethnically diverse candidates (utilizing search firms with specific expertise with under represented groups) and we have adopted a "Rooney Rule" for all board searches. The diversity of our board will continue to be a point of focus in connection with our board refreshment efforts.

Director Biographies



Katherine A. Cattanach, Ph.D.
Independent

Age: **77**
Director Since: **2006**
Committee Membership:
Audit, Executive, Governance

Professional Experience
- Former General Partner of INVESCO Private Capital, Inc. (formerly Sovereign Financial Services, Inc.), a company specializing in private equity investments, from 1987 to 2005.
- Former Secretary and a member of the Board of Trustees of Great Outdoors Colorado. She is active in, and serves as a member of, numerous charitable organizations.
- Member of the Board of Directors of Great West Trust Company.
- Extensive civic leadership, including the Colorado Commission on Higher Education, the Governing Board for the Colorado State University System, the Foundation for Metropolitan State College, the Board of Trustees for the Colorado Chapter of the Nature Conservancy and the Board of Trustees for the Yellowstone Association.
- From 2005 to March 2006, she served as a director of Collect America, Ltd.
- Has served as a member of several corporate boards and board committees and on several partnership advisory boards.
- Ph.D. in Finance and has served on the faculty of the College of Business at the University of Denver and as an Associate Professor of Finance at the University of Denver's Graduate School of Business

Skills and Qualifications
Dr. Cattanach brings to the board (1) corporate governance experience, (2) C-Suite level management experience, (3) civic leadership from her numerous philanthropic activities, and (4) capital markets, risk assessment and financial literacy.

- Current or Former CEO
- Current or Former Public Company Officer
- Strategic Oversight
- Stockholder Advocacy
- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management



Jon A. Grove
Independent

Age: **77**
Director Since: **1998**
Committee Membership: **Compensation**

Professional Experience
- Former Chairman, President and Chief Executive Officer of ASR Investments Corporation from its organization in 1987 until our acquisition of ASR in 1998.
- Former Chairman and director of American Southwest Holdings, LLC and SecurNet Mortgage Securities LLC.
- Longtime executive of multifamily companies and investor in multifamily REITs.

Skills and Qualifications
Mr. Grove brings to the board (1) C-Suite level management experience, (2) property management and operations expertise that helps to drive value creation through our expanding array of operating platform initiatives, (3) strategic oversight, (4) stakeholder advocacy, and (5) capital markets and financial literacy.

- Current or Former CEO
- Strategic Oversight
- Stockholder Advocacy
- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management



Mary Ann King
Independent

Age: **69**
Director Since: **2015**
Committee Membership: **Audit, Governance**

Professional Experience

- Co-Head of Investment Sales and the Head of Institutional Sales for Berkadia, a privately held commercial real estate firm that provides clients with a suite of services that includes investment sales and mortgage banking.
- Former Co-Chairman of Moran & Company, a real estate brokerage firm focusing exclusively on multifamily assets and mixed-use assets with significant multifamily components, whose investment sales operations were purchased by Berkadia in January of 2021.
- Over the Rainbow Association – Member of the Board of Directors, Member of the Executive Committee and Development Committee and Member and Chairman of the Association's LIFE Fund.
- Member of the Advisory Board of Sack Properties.
- Full Member of ULI and Member of MFC-Blue Product Council; former Trustee from 2012-2015 and former Product Council Counselor for all four Multifamily Product Councils.
- Member of the Executive Committee of the National Multi Housing, Chairperson from 2006 to 2008, and served on the leadership team from 2000 to 2008.

Skills and Qualifications

Ms. King brings to the board (1) extensive real estate experience across a variety of property sectors, in particular multifamily, (2) C-Suite level management experience, (3) corporate governance experience, (4) technology, cybersecurity, and innovation, and (5) financial literacy.

- Construction and Development Expertise
- Strategic Oversight
- Stockholder Advocacy
- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management



James D. Klingbeil
Lead Independent Director

Age: **86**
Director Since: **1998**
Committee Membership: **Executive (Chair), Nominating (Chair)**

Professional Experience

- Lead Independent Director since January 2018.
- Chairman of the Board of Directors from March 2010 to December 2017 and Vice Chairman of the Board from October 2000 until March 2010.
- Chairman of Klingbeil Capital Management and The Klingbeil Company, both of which acquire, develop and operate multifamily assets.
- Chairman and Chief Executive Officer of American Apartment Communities II from 1995 until its merger with the Company in December of 1998.
- Currently serves as a director of numerous private companies and on the Board of Trustees of The Ohio State University. He is also the past Chairman and a lifetime member of the Board of Trustees of the Urban Land Institute and a member of the ULI Foundation Board.

Skills and Qualifications

Mr. Klingbeil brings to the board (1) over 60 years of experience in building, acquiring, managing, and selling multifamily communities, which help drive value across UDR's development, investment, and operating activities, (2) corporate governance experience, (3) capital markets expertise, and (4) accounting and financial literacy.

- Current or Former CEO
- Construction and Development Expertise
- Strategic Oversight
- Stockholder Advocacy
- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management



Clint D. McDonnough
Independent

Age: **67**
Director Since: **2016**
Committee Membership: **Audit (Chair), Nominating**

Professional Experience

- Managing Partner of McDonnough Consulting LLC, a consulting firm, since May 2016.
- Served 38 years for Ernst & Young LLP before retiring in June, 2015.
- In his role as Office Managing Partner for Dallas, Texas, he was responsible for day-to-day practice operations.
- Prior to serving as the Office Managing Partner, Mr. McDonnough was the firm's Managing Partner of Assurance & Advisory Business Services for the Southwest Area practice. He also served as Ernst & Young's National Director of Real Estate Advisory Services.
- Mr. McDonnough previously served on the Board of Directors of Forterra (Nasdaq), a manufacturer of water and drainage pipe and products, and previously served on the Board of Directors of Orix USA, a diversified financial services company.
- Currently a board member of the Dallas City Council.
- Active in, and previously served on the boards of, several charitable, civic and educational organizations.

Skills and Qualifications

Mr. McDonnough brings to the board (1) extensive accounting expertise and experience as well as financial literacy, (2) real estate industry experience, and (3) corporate governance expertise.

- Construction and Development Expertise
- Strategic Oversight
- Stockholder Advocacy
- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management



Robert A. McNamara
Independent

Age: **68**
Director Since: **2014**
Committee Membership: **Compensation, Governance (Chair), Nominating**

Professional Experience

- Former Group Chief Risk Officer of Lend Lease Corporation (ASX), an international property and infrastructure firm from 2014 to 2017.
- Former Chief Executive Officer Americas of Lend Lease Corporation (ASX) from 2010 to 2014.
- Former Chairman and Chief Executive Officer of Penhall/LVI International, an environmental remediation, concrete services and infrastructure repair firm, from 2006 to 2010.
- Mr. McNamara held various positions at Fluor Corporation, a global engineering and construction company, from 1996 to 2006, including Senior Executive and Group President.
- Mr. McNamara began his career at Marshall Contractors, Inc., a general contractor, where he held various positions from 1978 to 1996, including President and Chief Operating Officer.
- Member of the Board of Directors of Jacobs Engineering Group, Inc. (NYSE), a provider of technical, professional and construction services, and serves on the Audit Committee and as chair of the ESG and Risk Committee for Jacobs.
- Former board member of several privately-held firms.
- Mr. McNamara has also served on the board of the US China Business Council and as Chairman for the Construction Industry Institute's Technology Implementation Task Force.

Skills and Qualifications

Mr. McNamara brings to the board (1) corporate governance experience, (2) development and construction experience, (3) ESG knowledge and oversight, (4) C-Suite level management experience, (5) capital markets, accounting and financial literacy, and (6) expertise in new technologies, cybersecurity, and innovation.

- Current or Former CEO
- Current or Former Public Company Officer
- Construction and Development Expertise
- Strategic Oversight
- Stockholder Advocacy
- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management



Diane M. Morefield
Independent

Age: **63**
Director Since: **2020**
Committee Membership: **Audit, Governance**

Professional Experience
- Retired EVP and Chief Financial Officer of CyrusOne, a publicly traded global datacenter REIT, from 2016 through 2020.
  - Responsible for CyrusOne's accounting, finance, capital markets, tax, procurement and investor relations.
  - Served on the executive leadership team that set strategy and oversaw the global expansion.
- Former EVP and Chief Financial Officer of Strategic Hotels & Resorts, a publicly traded hotel REIT, from 2010 to 2015.
- Served as SVP Operations of Equity Office and Chief Financial Officer of Equity International for 12 years.
- Currently serves on the Board of Directors of Copart Inc. and Link Logistics Real Estate.
- Served on the Board of Directors of Spirit Realty Capital, Inc. (NYSE) and on several other advisory and non-public boards.
- Earned her BS in Accountancy from the University of Illinois and is a CPA.
- Earned her MBA from the University of Chicago Booth School of Business.

Skills and Qualifications
Ms. Morefield brings to the board (1) extensive real estate and capital market experience, (2) corporate governance experience, (3) C-Suite level management, and (4) accounting and financial literacy.

- Current or Former Public Company Officer
- Professional Certification
- Strategic Oversight
- Stockholder Advocacy
- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management



Kevin C. Nickelberry
Independent

Age: **51**
Director Since: **2021**
Committee Membership: **Audit, Governance**

Professional Experience
- Currently Managing Director and Co-Head of Private Equity Co-Investments at GCM Grosvenor, a global investment and advisory firm.
- Former Managing Director in the private equity group and a member of the Investment Committee at Investcorp International from 2003 to 2020.
- From 1998 to 2003 executed growth equity and leverage buyout investments at J.P. Morgan Partners.
- Began his career in the investment banking division at Goldman Sachs & Co from 1993 to 1996.
- Previously a board member at a number of private companies.
- Current member of the Board of Directors of the Northside Center for Child Development in New York City.
- Earned his Master's in Business Administration from Harvard University's Graduate School of Business Administration.
- Earned his Bachelor of Arts in Business Administration from Morehouse College.

Skills and Qualifications
Mr. Nickelberry brings to the board (1) corporate governance expertise, (2) strategic oversight, having assisted multiple management teams in the formulation and execution of strategic plans as an investor and director, (3) capital market expertise, and (4) accounting and financial literacy.

- Professional Experience
- Private equity origination, execution and post-acquisition experience
- Strategic Oversight
- Stockholder Advocacy
- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management



Mark R. Patterson
Independent

Age: **61**
Director Since: **2014**
Committee Membership: **Compensation (Chair), Nominating**

Professional Experience

- Currently a real estate consultant and financial advisor and is a director and President of MRP Holdings LLC.
- Former Chairman and Chief Executive Officer of Boomerang Systems, Inc., a manufacturer of fully automated, robotic parking systems. In August 2015, Boomerang Systems, Inc. filed for bankruptcy under Chapter 11 of the US Bankruptcy Code.
- Former Managing Director and the Head of Real Estate Global Principal Investments at Merrill Lynch.
- Spent 16 years at Citigroup, where he was the Global Head of Real Estate Investment Banking since 1996.
- Served at Chemical Realty Trust in New York from 1987 to 1989 as an Associate in the Real Estate Investment Banking group and in the Real Estate Group at Arthur Andersen in Houston, Texas from 1982 to 1985.
- Serves as Chair of the Board of Directors, and a member of the governance, compensation and investment committees of Americold Realty Trust, a cold storage REIT, lead director and a member of the compensation and governance committees of Paramount Group, Inc., an office REIT, and a member of the Board of Directors and a member of the audit, compensation and nominating and governance committees of Digital Realty Trust, a data center REIT.
- Served on the Board of Directors of General Growth Properties between 2011 and 2017.
- Serves as a Senior Advisor to Rockefeller Capital Management and as an Advisory Director for Investcorp International, Inc.

Skills and Qualifications

Mr. Patterson brings to the board (1) extensive corporate governance experience, (2) a strong background in capital markets and real estate finance, (3) human capital management experience, (4) expertise in new technologies and innovation, and (5) C-Suite level management experience.

- Current or Former CEO
- Current or Former Public Company Officer
- Strategic Oversight
- Stockholder Advocacy

- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management



Thomas W. Toomey
Chairman of the Board

Age: **61**
Director Since: **2001**
Committee Membership: **Executive**

Professional Experience

- Chairman and Chief Executive Officer of UDR, Inc., a $25 billion, S&P 500 company, having served as Chief Executive Officer and a member of the board since joining the Company in 2001. Mr. Toomey also served as President of the Company from 2001 to 2019.
- Over his tenure, Mr. Toomey has been instrumental in repositioning UDR's portfolio, including the acquisition and disposition of approximately $21 billion in multifamily communities and development of over $4 billion in multifamily communities, which has led to above average return of 13% for UDR's shareholders. As of December 2021, UDR owned or had an ownership interest in 57,483 apartment homes in select markets across the U.S.
- As a leader in the real estate industry, Mr. Toomey is a Trustee and a past Global Chair of the Urban Land Institute (ULI), a Board member of the ULI Foundation, a past member of the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT), on the Executive Committee of the National Multi Housing Council (NMHC), a member of The Real Estate Roundtable and is past Chair and a former Trustee of the Oregon State University Foundation.
- Mr. Toomey served on the board of directors of The Ryland Group, Inc. (NYSE), a home builder, from December 2013 until its merger with Standard Pacific in October 2015.
- Prior to heading UDR, Mr. Toomey held various senior positions, including Chief Operating Officer and Chief Financial Officer, with AIMCO (NYSE), a multifamily REIT peer, which in 2020 underwent a separation and became two public companies, Apartment Income REIT Corp. and AIMCO. At AIMCO, Mr. Toomey was instrumental in transforming the company into the largest apartment owner in the U.S., growing its portfolio ten-fold over his tenure.
- Prior to AIMCO, Mr. Toomey served as a Senior Vice President with Lincoln Property Company, a multifaceted, national real estate firm, for five years.

Skills and Qualifications

Mr. Toomey brings to the board (1) extensive C-Suite level management experience within the multifamily industry, (2) capital markets experience, (3) development experience, (4) stakeholder advocacy, and (5) accounting and financial literacy.

- Current or Former CEO
- Current or Former Public Company Officer
- Construction and Development Expertise
- Strategic Oversight
- Stockholder Advocacy
- Corporate Governance
- Real Estate Experience
- Financial Expertise
- Risk Assessment and Management

Board Skills Matrix

Skill/Attribute	Cattanach	Grove	King	Klingbeil	McDonnough	McNamara	Morefield	Nickelberry	Patterson	Toomey
Accounting/Financial Literacy	X	X	X	X	X	X	X	X	X	X
C-Level Management Experience	X	X	X	X		X	X		X	X
Public Company CEO Experience		X								X
Corporate Governance	X	X	X	X	X	X	X	X	X	X
Real Estate Industry Experience		X	X	X	X	X	X		X	X
Multifamily Experience		X	X	X						X
Capital Market Experience	X	X		X		X	X	X	X	X
Sales and Marketing Experience	X		X	X	X		X	X	X	X
Non-UDR Public Board Experience		X			X	X	X		X	X
Property Management and Operations		X	X	X			X			X
Technology, Cybersecurity, and Innovation			X		X	X		X	X	X
Stakeholder Advocacy	X	X	X	X	X	X	X	X	X	X
Strategic Oversight	X	X	X	X	X	X	X	X	X	X

Accounting/Financial Literacy
Important in understanding and overseeing financial reporting and internal controls.

C-Level Management Experience/Public Company CEO Experience
Valuable in overseeing management's performance and having a practical perspective on strategy, risks, corporate governance, and human capital.

Corporate Governance/Stakeholder Advocacy
Important in assuring transparency, accountability and board effectiveness along with stakeholder advocacy.

Multifamily/Real Estate Experience
Assists in bringing management additional viewpoints applicable to our business and in overseeing management.

Capital Market Experience
Important in informing board oversight of our capital market activities.

Sales and Marketing Experience
Assists to inform our efforts to innovate in connection with our interactions with our residents and potential residents.

Non-UDR Public Board Experience
Important to introduce other methods of approaching the duties of the board and its members.

Property Management and Operations
Assists in bringing management additional viewpoints applicable to our business.

Technology, Cybersecurity, and Innovation
Important as we address new challenges and for risk oversight.

Board Refreshment/Succession Planning

Diversity Policy

The board believes its effectiveness is enhanced by being comprised of individuals with diverse backgrounds, skills and experience that are relevant to the role of the board and the needs of our business as well as diversity with respect to gender and ethnicity. In our Code of Business Conduct and Ethics we describe diversity as embracing the following characteristics with respect to the Company as a whole, including our board: age, race, gender, nationality, physical ability, culture, religion, marital status, sexual orientation, experience and perspective. In 2020, consistent with its overall views with respect to diversity and in order to formalize our practice, the board enhanced our Statement on Corporate Governance and the Charter of our Nominating Committee by amending such documents to adopt a "Rooney Rule" specifically requiring that diverse candidates, based on gender and ethnicity, be included in the initial pool for any external search for director candidates or for any external search for a Chief Executive Officer. In addition, any search firm used for conducting any such searches is required to include such candidates in its initial pool of candidates. Since 2019 we have hired search firms with specific experience in identifying candidates from under represented groups in connection with searches for board candidates and all recent searches for potential board members have included, and future searches will continue to include, diverse candidates, and the diversity of our board will remain a focus in connection with our board refreshment efforts. The board, through the Nominating Committee and in consultation with our CEO, will regularly review the changing needs of the business and the skills and experience of its board members, with the intention that the board will be periodically "renewed" as certain directors rotate off and new directors are recruited. The board's commitment to diversity and renewal will be tempered by the need to balance change with continuity and experience. The board believes that its commitment in this regard has been effective in establishing a board that consists of members with diverse backgrounds, skills and experience that are relevant to the role of the board and the needs of the business, and the board will continue to monitor the effectiveness of these efforts as part of its periodic self-assessment process.

Succession, Identification and Selection of Nominees for Directors

Our Nominating Committee works closely with our Chairman and Chief Executive Officer ("CEO") and Lead Independent Director (who currently serves as Chairman of the Nominating Committee) in recommending to the board criteria for open board positions, taking into account such factors as the Nominating Committee deems important, including, among others, the current composition of the board (including tenure on the board), the range of talents, experiences, expertise and skills that would complement those already represented on the board and those that would help achieve the Company's current and future goals as set forth in our strategic plan. The recommendations are then discussed by the board. In evaluating a nominee, the board, acting through our Nominating Committee, will consider, among other things, whether a potential director nominee has the time available, in light of other business and personal commitments, to perform the responsibilities required for effective service on the board. The Nominating Committee considers candidates that are suggested by members of the board, as well as management, our shareholders and any director search firm retained by the board or the Nominating Committee, using the same criteria to evaluate all candidates.

Once a potential director nominee has been identified, the Nominating Committee, in consultation with the Chairman and CEO and Lead Independent Director, will evaluate the prospective nominee against the specific criteria that have been established, as well as the standards and qualifications contained in our Statement on Corporate Governance. If it is determined based upon a preliminary review that a candidate warrants further consideration, members of the board, as appropriate, will interview the prospective nominee. After completing this evaluation and interview process, the board makes the final determination as to whether to nominate or appoint the new director.

Nomination Process for Board Election

The graphic below describes the ongoing nominating committee process to identify highly qualified candidates for board service.

1	**Consider current board skill sets and needs**	Ensure board is strong in core competencies of strategic oversight, shareholder advocacy, corporate governance and real estate and has diversity of expertise and perspective to meet existing and future business needs
2	**Check conflicts of interest, references and independence**	All candidates are screened for conflicts of interest, and all directors are independent, except the Chairman and CEO
3	**Meet with qualified candidates**	To ensure appropriate personal qualities, such as independence of mind, collegiality, tenacity, and skill set to meet existing or future business needs
4	**Nominating committee dialogue**	To consider shortlisted candidates and after deliberations, recommend candidates for election to the board
5	**Board dialogue and decision**	Added six highly qualified directors in the past eight years

In addition to any other applicable requirements, Section 2.11 of the bylaws sets forth the procedures and requirements relating to nominations of directors by shareholders. Any shareholder who wishes to recommend a prospective nominee for consideration at our 2023 annual meeting of shareholders must submit specified information, no sooner than November 1, 2022 and no later than December 1, 2022.

Each proposed candidate also must submit a written questionnaire, representation and agreement specifically addressing agreements, arrangements or understandings that the candidate has with certain other persons, including with respect to voting commitments and compensation, as well as a representation and agreement to comply with our applicable policies, codes and guidelines. Such information should be sent to the attention of our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Proxy Access

The Company's bylaws include a proxy access provision which permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials director candidates constituting up to 20% of the board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the bylaws.

Director Rotation and Retirement

Directors are elected annually to serve for a term until the next annual meeting of shareholders or until their successors are elected and qualified. The board does not impose arbitrary limits on the number of terms a director may serve. However, the Nominating Committee will consider various criteria, including a director's contribution to the board, in determining whether or not to recommend a director for re-election. Employee directors are required to resign as a director after ceasing to be an employee, unless the board asks them to continue to serve. The Chairman will refer the resignation to the Governance Committee for review.

The board will decide, in light of the circumstances and the recommendation of the Governance Committee, the date at which the resignation will become effective. A vacancy created by a director's retirement may be filled by a majority of the remaining directors in accordance with our bylaws. A director so appointed to fill the vacancy will stand for re-election at the first annual meeting of shareholders following that director's appointment to the board if recommended for re-election by the Nominating Committee. In addition, the Company requires that directors tender their resignation when they change employment or other significant organizational affiliations. The board then decides, in light of the circumstances and the recommendation of the Governance Committee, whether to accept such resignation.

Majority Voting Standard for Uncontested Director Elections

The Company's bylaws specify a majority voting standard in uncontested director elections, which incorporates a director resignation policy for any director who does not receive the requisite vote. Under this majority voting standard, the affirmative vote of a majority of the votes cast is required for the election of a director in an uncontested election. A majority of the votes cast means that the number of shares voted "for" a director's election exceeds fifty percent of the total number of votes cast with respect to that director's election. If an incumbent director does not receive a majority of the votes cast for his or her election, the director is required to tender his or her resignation to the board. The board would then decide within 90 days following certification of the shareholder vote, through a process managed by the Governance Committee and excluding the nominee in question, whether to accept or reject the tendered resignation, or whether other action is recommended.

The Board's Role and Responsibilities

Overview

Our directors have specific responsibilities and obligations arising from their service on the board and the Committees of the board, as described in the table below.

Responsibilities of the Board of Directors	In addition to each director's basic duties of care and loyalty, the board has separate and specific obligations under our Statement on Corporate Governance. Among other things, these obligations require directors to effectively monitor management's capabilities, compensation, risk oversight (including, among other areas, cybersecurity, societal and environmental risks), leadership and performance, without undermining management's ability to successfully operate the business. In addition, the board and the board's committees have the authority to retain outside legal, accounting or other advisors, as necessary, to carry out their responsibilities.
Director Education	All directors are expected to be knowledgeable about the Company and its industry and to understand their duties and responsibilities as directors. The Company recognizes the importance of continuing education for directors and is committed to supporting continuing director education in order to enhance board and committee performance. We conduct periodic continuing education for directors and, at a director's request, we will arrange for the director's participation in continuing education programs offered by third parties that are relevant to the director's role as a board and committee member. All of our independent directors are expected to participate in orientation programs. In addition, orientation sessions are conducted by senior management to familiarize directors with the Company's strategic plans, significant financial, accounting and risk management issues, our compliance programs, our Code of Business Conduct and Ethics, and our principal officers, as well as our internal and external auditors. Finally, certain board meetings are held in locations where we own properties so that directors can observe our properties and operations.
Director Evaluations	The board, acting through the Governance Committee, annually evaluates the effectiveness of the board collectively and of board members individually, and the performance of each standing board committee. The Governance Committee determines the appropriate means for this evaluation.
Committee Evaluations	Each committee of the board annually evaluates the effectiveness and performance of each respective committee collectively and of the members of each respective committee individually.
Directors' Share Ownership Guidelines	Our Statement on Corporate Governance provides that each director is expected to develop a meaningful equity stake in our Company over time and that after the fifth anniversary of election to the board, each director is required to own shares of the Company's common stock and/or LTIP Units (as described below) equivalent to not less than 5 times their annual cash retainer. Each of our directors is in compliance with our share ownership guidelines.
Board Attendance at Annual Meeting	The board has adopted the following policy on director attendance at meetings: Absent extenuating circumstances, directors are expected to attend in person our annual meeting of shareholders, all regularly scheduled board and committee meetings and to participate telephonically or via web based application in regularly scheduled board and committee meetings when they are unable to attend in person. All of our ten serving directors who were directors at such time attended our 2021 annual meeting of shareholders in person.

The Role of the Board in Risk Oversight

The board has oversight responsibility with respect to risk management and is not responsible for day-to-day management of risk, which is the responsibility of senior management. The board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal, strategic, cybersecurity and reputational risks and other risks such as risks related to climate, environmental and societal change. The Audit Committee and other board committees assist the board in fulfilling its oversight responsibility.

Board of Directors
The board has allocated and delegated certain risk oversight responsibilities to various committees of the board in accordance with the following principles.



Audit Committee	Compensation Committee	Governance Committee
• Oversight of risks related to integrity of financial statements, including oversight of financial reporting principles and policies and internal controls. • Risks related to regulatory and compliance matters generally. • Oversight responsibility of the Company's efforts with respect to cybersecurity risks. • Oversight responsibility generally for our Enterprise Risk Management activities.	• Oversight of risks related to compensation programs, including formulation, administration and regulatory compliance with respect to compensation matters. • Oversight of the Company's workforce and human capital activities including diversity, equity and inclusion efforts and our related public disclosure.	• Oversight of risks related to corporate governance matters, including succession planning, director independence and related person transactions. • Oversight of the Company's disclosure regarding environmental, social and governance matters.
Each committee is also responsible for monitoring reputational risk to the extent arising out of its areas of responsibility.		

Risk Management and Sustainability

We believe climate change related risks are growing in importance and in recognition thereof, we have undertaken property level and market level analysis to assess both long-term and event-driven climate change risk through variables such as heat stress, water stress, sea level rise, flooding risk, hurricane risk and earthquake risk. We used these findings to segment our portfolio by relative "riskiness" to better focus our efforts on high-risk markets and communities that require further analysis. We intend to undertake these property and market level analyses again in 2022 and annually thereafter. Further we have a dedicated internal regulatory function that monitors all levels of government to track legislation and regulatory changes, including climate related regulation, that may impact our business. These risks are considered by our board as part of their oversight of enterprise risk management.

The assessment results are also considered as we make decisions with respect to capital investments in our owned assets (for example, whether to "harden" an asset against sea level rise or xeriscape a property to conserve water) as well as market-level investment and divestment decisions (for example, markets or sub-markets in which to invest and markets that we may exit) within our portfolio strategy process. We presented the results of such assessments, together with our strategy and plan surrounding climate change, to our board and engaged in extensive dialogue on the topic at board meetings throughout 2021.

As a result of these discussions, and numerous conversations with shareholders regarding GHG emissions and overall sustainability practices, the Company moved to align our ESG goals with 9 of the 17 United Nations Sustainability Development Goals ("UN SDGs") (as outlined in our ESG report) that we believe are the most relevant to our industry and towards which we can make material progress. The UN SDGs purpose was to adopt a long-term, comprehensive strategy to address the world's greatest challenges related to global sustainable development, including quality educations, life below water, zero hunger, no poverty, climate action, etc. These integrated goals, provide a global perspective for our ambitions to continuously improve our corporate citizenship and create long-term value for our stakeholders.

In addition, the Company has set more rigorous targets for some of its environmental goals and is in the process of setting a science-based target for greenhouse gas mitigation and adaptation through the Science-Based Targets Initiative ("SBTi"). The SBTi defines and promotes best practices in science-based target setting and independently assesses and approves companies' targets should they satisfy its strict criteria. The Company believes that by setting science-based GHG emissions reduction targets and incorporating action to meet those targets into its environmental governance, risk management, and business strategy, UDR will become more resilient against climate-related physical, transitional, and regulatory risks and will continue to uphold high standards for transparency, sustainability, and corporate responsibility.

Furthermore, the Company is continuously broadening how to utilize new technologies across its portfolio including evaluating additional onsite solar or wind energy generation, electronic vehicle charging, battery storage, as well as submetering and the ability to harness real time data at more of its properties through Smart Building and SmartHome tech and building management systems as part of UDR's Next Generation Operating Platform. Additionally, the Company has created a long-term plan to obtain additional green building certifications at its existing communities.

We intend to continue to provide regular climate change risk updates to the board in the years ahead, so that they are fully informed of the risks we may face and can actively oversee such risks.

Risk Management and Cybersecurity

Given the increasing prevalence of cyber-threats the board for a number of years has made cybersecurity an area of focus. Cybersecurity issues, as well as other risks, are regularly reviewed by the board and are reviewed at each regularly scheduled meeting of the Audit Committee. Items reviewed include resources dedicated to cybersecurity, the use of third party consultants and advisors, security tools used to detect and mitigate risks, cybersecurity plans and general network security.

Risk Management and Political Contributions and Charitable Donations

Although political contributions and charitable donations have historically not been made by the Company in material amounts, in early 2022 the board adopted a charitable donations and political contributions that provides that all such donations or contributions will be required to be approved in advance by the Company's compliance officer and will only be approved based upon the company's business and interests and not those of the Company's directors or officers. The policy further requires that such donations or contributions will be made only in compliance with applicable laws and regulations. The policy will be reviewed annually by our Audit Committee.

Management Succession Planning

One of the primary responsibilities of the board is to ensure that the Company has the necessary senior management talent to pursue our strategies and to be successful. The Company's Statement on Corporate Governance states that the board is responsible for appointing the CEO, and planning for his succession, as well as the succession for other executive officers of the Company. The Compensation Committee is responsible for annually reviewing the development and retention plans for the Company's key executive officers, including the CEO, reviewing and approving a succession plan for the CEO, and ensuring development and succession plans are in place for the Company's key executive officers reporting to the CEO. Consistent with its responsibilities, the Compensation Committee regularly reviews succession plans for the CEO and the key executive officers, and reports to the board regarding those plans. In addition, we have a plan in place in the event of a sudden vacancy in the CEO position. Under the direction of the Compensation Committee, the CEO and other members of senior management have undertaken and continue to undertake a concerted effort to develop and implement a strategy to identify, assess and develop successors for the key executive officers. This effort involves potential candidates working with third party consultants and completing a series of leadership assessment programs with the goal of determining skill sets and executive potential as potential successors for key executive officers.

The Company has a proven track record on talent development and succession:

- Mr. Lacy, our Senior Vice President – Property Operations, and other members of management took on enhanced duties with respect to our operations in connection with the resignation of Mr. Davis as Chief Operating Officer at the beginning of 2021 and as President at the end of 2021;

- Two Vice Presidents were promoted to Senior Vice President in 2021;

- Five Vice Presidents were promoted to Senior Vice Presidents in 2019;

- We had successful CFO and Chief Accounting Officer transitions in 2017;

- In late 2021 and early 2022, we had a successful search for a Chief ESG/People Officer and have identified a female candidate who is expected to join the Company after the annual meeting.

- Over the three-year period ending on December 31, 2021 we have deepened our management pool and have also made it more diverse:

  - 53% of associates who were promoted to the positions of community director or director or higher job classifications were female; and

  - 25% of associates who were promoted to the positions of community director or director or higher job classifications were of ethnic backgrounds other than white;

- Over the three-year period ending on December 31, 2021, 623 of our associates were promoted;

- In 2021, our associates completed 24,422 hours of training including training designed to help them increase their skills to allow career advancement;

- Our workforce is diverse – 59% male, 41% female; 56% white, 44% other ethnicity; and

- Our associate turnover of 27.12% for 2021 was substantially below the industry average of 32.7%.

The following outlines certain highlights of our succession planning:

Management Succession

- The Company maintains an executive talent pipeline for every executive officer position, including the CEO position.

- We have a formal plan in place addressing an emergency vacancy in the CEO position.

- The executive talent pipeline includes "interim," "ready now," and "under development" candidates for each position. The Company has an intentional focus on those formally under development for executive roles. Management is also focused on attracting, developing and retaining strong talent across the organization.

- The executive talent pipeline is formally updated annually and is the main topic of at least two of the Compensation Committee's meetings each year. The Compensation Committee also reviews the pipeline in connection with year-end performance and compensation reviews for every executive officer position. The pipeline is discussed regularly at the executive management level as well.

- Talent development and succession planning is a coordinated effort among the CEO, the board, the Compensation Committee, other members of senior management and the Company's Human Resources team, as well as each succession candidate.

- The board is provided exposure to succession candidates for executive officer positions, including by attendance of potential candidates at board meetings from time-to-time.

- All executive succession candidates have development plans, which include the use of outside consultants for assessment and coaching.

- All CEO succession candidates receive one-on-one development from a professional executive coach.

- The CEO provides formal updates to the Compensation Committee and the board annually on CEO succession candidates' development plan progress.

- The Company maintains a forward-looking approach to succession. Positions are filled considering the business strategy and needs at the time of a vacancy and the candidate's skills, experience, expertise, leadership and fit.

Role in Corporate Responsibility and Corporate Citizenship

Human Capital Management

Board Oversight

The board believes that it is critical to our success that we continue to attract, develop and retain high quality associates in all functions of our business. Through its oversight function, the board sets the "tone at the top," and the board holds senior management accountable for creating a culture that embodies our values and that allows us to attract and retain the high quality associates that we need. In 2018, in connection with our belief as to the importance of our associates to our success, a "Health of the Workforce" performance metric was added to our 2018 short term incentive compensation program, which metric was retained for 2019, 2020, 2021 and 2022. For 2022, our "Health of the Workforce" metric was revised to incorporate a DEI (diversity, equity and inclusion) component, including compensation tied to performance with respect to an initiative to incorporate the "Rooney Rule" to open positions across the entire company. A new ESG metric was added to our 2021 short term incentive compensation program and retained for 2022. Prior to 2022, DEI was incorporated in our ESG metric. In addition, DEI and ESG goals are important inputs to individual goals.

Helping Our Associates Thrive

UDR's culture is one based on innovation, inclusion, empowerment, adaptability, and execution, and understanding and maintaining our culture is fundamental to recruiting and retaining associates. We endeavor to empower our associates while having them be accountable for their actions and success. To that end, in 2020 we updated our culture statement and launched an associate facing culture website to ensure that our associates understand our culture and have an opportunity to participate in its evolution.

Attracting, developing, and retaining high-quality, and diverse associates across our business is critical to the long-term success of the Company. A crucial factor in ensuring this occurs is compensation practices that are attractive and that are fair and non-biased. We use a number of recruiting methods depending on the job function for which candidates are needed, including an associate referral program, internet-based recruiting platforms, and third-party recruiting agencies. In 2021, 52% of our newly hired associates were from ethnic groups other than white and 43% were female. With respect to compensation, we utilize market surveys and other third party information when determining salary ranges and we design our compensation programs to include bonus potential in order to incentivize performance. In addition, we annually evaluate and analyze our compensation on gender and diversity bases for each job title in order to monitor pay equity and to identify areas for further action. The results of our evaluation and analysis are provided annually to our board. Set forth below are graphs that show the average salary by gender and ethnicity versus the average salary company wide, in each case by job title:

With respect to associate retention, in 2021 we exceeded our turnover goal by 7% and we exceeded the industry average turnover of 33%.

We believe that training is important to our associates' job satisfaction, is essential to furthering their effectiveness, and assists in associate career advancement and retention, helping us to create a more efficient workforce. Each new associate undergoes an onboarding process that includes information and training regarding the Company's culture, values and mission along with administrative matters. We also offer a wide variety of training opportunities. In addition to required training designed to address regulatory and statutory matters and matters we believe all associates should receive training on (e.g., sexual harassment, workplace harassment, cybersecurity, fair housing, business ethics and diversity, equity and inclusion, including unconscious bias), which are generally repeated annually, associates have the option of participating in management development through our Certified Manager and Career Mobility Programs. These programs are designed to enable our associates to acquire skills that will be useful to them as they progress in their career. Our training program also includes annual "refreshment" training, as appropriate. In total, there are over 5,000 courses available to our associates. Examples of program topics include: leasing skills, basic property maintenance, customer service, project management, and system applications. In aggregate, 24,422 hours of training were completed by our associates in 2021, equal to an average of 20 hours per associate. In 2020, we enhanced our training through creating a better process to ensure required training is taken in a timely manner and by increasing or modifying training availability and training programs, including in the areas of safety and cybersecurity.

Certifications are important in the apartment business and we encourage our associates to become professionally certified in areas that interest them and are beneficial to the Company. Certifications range from master's degree programs to certified property manager programs, to technical licenses for HVAC systems, all of which equip our associates with knowledge and the potential for career-expansion opportunities. UDR offers partial tuition reimbursement related to attaining these certifications.

Each UDR associate is required to engage in an annual performance review with their direct supervisor. Among other things, the performance reviews establish the associate's training plans for the upcoming year and provides feedback on career development for each associate.

In addition, we monitor associate turnover and take action when issues are identified, if appropriate.

Salaries By Gender Compared To Average Salary



Salaries By Ethnic Group To Average Salary



Workforce Gender*



Workforce Ethnicity*



Management Gender***



Management Ethnicity**



Management Promotions Gender (2019-2021)***



Management Promotions Ethnicity (2019-2021)***



* Data as of or for the period ending December 21, 2021.

** Management is defined as Community Director or Director and higher job classifications.

Other includes: American Indian, Alaska Native, Native Hawaiian, Pacific Islander, Not Specified or two or more races.

In addition, we are committed to creating and maintaining a diverse and inclusive workplace environment that supports the development and advancement of all associates. Accordingly, we have formalized our diversity, equity, and inclusion efforts by creating a team to oversee our efforts in these areas. In addition, we engaged a consultant with appropriate expertise to help guide our efforts and surveyed all associates, followed up by focus groups including associates from all levels of our organization conducted by our consultant, to ensure that we have the appropriate information to help guide our efforts. In connection with our efforts, we measure the diversity of our workforce and set forth highlights below.

In furtherance of our efforts we have changed our recruiting policies and procedures to seek diverse candidates for all open positions by engaging with organizations that draw members of under represented groups in order to increase the applicants from such groups for open positions and to use commercially reasonable efforts to include candidates with diverse backgrounds in any initial pool, including requiring any search using a third party recruiting firm to include such candidates in the pools they present. As discussed elsewhere in this proxy statement, we have incorporated the results of such efforts into our compensation programs.

We use a third-party to conduct an associate engagement survey, planned to occur every two years, which we have done for 12 years. The survey includes questions designed to help us gain a better understanding of associate satisfaction, engagement and enablement and to gain insight into our associates' view of our culture and values. In our 2021 survey we had 97% of our associates choose to participate and, the results showed that 89% of associates are proud to work at the Company, 87% of associates feel that people from diverse backgrounds can succeed at the Company, and 87% of associates feel that the Company is innovative. These results exceed the "High Performing Norm" (top 30 companies) and the "Industry Norm" (real estate companies) for companies included in the database maintained by the consultant we use to conduct the survey.

We believe that our associates should also be involved in their communities and that we should assist with those efforts. In connection therewith, UDR provides paid time off during specified, Company-wide volunteer days. In 2019, UDR provided 2,558 hours of paid time off for our associates to be used for volunteer work with more than 25 local organizations that make a difference in the communities in which we operate. While the COVID-19 pandemic negatively affected our associates ability to work for volunteer agencies in 2020, we were able to resume such activities in a limited manner in 2021 with corporate associates being given the opportunity to volunteer their time at four separate organizations in the Denver area and associates in California, Washington and Texas also being provided opportunities to use paid time off for charitable pursuits.

While we believe the metrics with respect to our workplace and workforce set forth above are more indicative of our business, the data from our EEO-1 report for 2020, the most recent filed in August 2021, is below.

| | Hispanic or Latino | | Non-Hispanic or Latino | | | | | | | | | | | | Overall Totals |
| | | | Male | | | | | | Female | | | | | | |
JOB CATEGORIES	Male	Female	White	Black or African American	Native Hawaiian or Pacific Islander	Asian	American Indian or Alaska Native	Two or More Races	White	Black or African American	Native Hawaiian or Pacific Islander	Asian	American Indian or Alaska Native	Two or More Races	
Exec/Sr. Officials & Mgr	2	0	25	0	0	0	0	0	8	0	0	0	0	0	35
First/Mid Officials & Mgrs	18	15	86	8	1	3	0	2	118	7	0	9	0	5	272
Professionals	7	14	73	8	0	4	1	2	75	4	3	5	0	6	202
Technicians	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sales Workers	11	23	32	12	1	2	0	1	48	16	0	2	0	3	151
Administrative Support	12	19	21	6	1	1	0	0	81	9	1	3	0	10	164
Craft Workers	171	2	111	41	2	2	2	7	1	1	0	0	0	0	340
Operatives	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Laborers & Helpers	23	1	26	3	0	0	0	0	0	0	0	0	0	0	53
Service Workers	15	8	32	11	1	1	0	1	13	13	0	1	0	1	97
Total	259	82	406	89	6	13	3	13	344	50	4	20	0	25	1314
Previous Year Total	276	86	380	109	6	15	5	14	333	55	5	21	0	20	1325

COVID-19 and Employee Safety, Health and Wellness

The safety, health and wellness of our associates is a top priority. The COVID-19 pandemic presented a unique challenge with regard to maintaining associate safety, health and wellness while continuing to operate our business. We did not furlough or layoff any of our associates due to COVID-19. During the pandemic, through the adaptability of our management and our associates, we were and continue to be able to transition to a work schedule allowing employees to work from remote locations and provide a safe working environment for associates performing resident-facing activities at our communities.

Sustainability

Commitment to Corporate Responsibility Reporting

In 2021, we published our third Environmental, Social and Governance (ESG) Report covering 2020, which is available on our investor relations website under "ESG/2021 ESG Report." In addition to the GRI, SASB, and TCFD standards used as a guide for our report published in 2020, we added additional disclosures to the report published in 2021 including, but not limited to, our alignment of our long term ESG goals with certain of the UN SDGs that we believe are most relevant to our industry, disclosure of avoided emissions, commitment to set science-based emission reduction targets, expanded scope of our DEI initiatives, revised culture statement and website, formal adoption of the "Rooney Rule" in board searches, and the addition of two new independent directors to our Board. We reported progress towards our long term ESG goals and, where appropriate, updated the goal to better reflect ESG concerns material to our business and our stakeholders. In addition, the report published in 2021 includes enhanced independent, third party assurance with respect to our processes for compiling, measuring, and reporting primary metrics for electric, gas, waste, water and greenhouse gases (GHG), including progress towards long-term ESG goals.

Year-over-year scores with respect to our corporate responsibility reports:

	2019	2020	2021
GRESB	54	83	**86**
Sustainalytics (note, a lower score is better)	19	13	**13**
MSCI	A	A	**BB**

UDR's ongoing commitment to enhancing its comprehensive ESG program resulted in the Company earning a variety of honors from widely-recognized institutions as a leader in ESG and sustainability in 2021. Among the Company's various accolades are the following:

- Named the #1 listed Residential ESG performer worldwide, earning the designation of 2021 Global and Regional Sector Leader by GRESB after achieving a score of 86.
- Achieved a GRESB Public Disclosure rating of "A" for the third consecutive year, earning the highest score (96) within the Company's GRESB-determined comparison group.
- Classified "Low risk" by Sustainalytics ESG Risk Rating Report.
- Named one of America's Most Responsible Companies by Newsweek.
- Named the Smart Buildings Innovator of the Year for the third consecutive year by smart building developer, integrator and services provider Logical Buildings.




UDR's ongoing investment in ESG initiatives, updating and enhancing certain emissions and energy reduction targets, and the transparent reporting of progress remain critical to the Company's long-term success as these actions pay economic, environmental, and social dividends that benefit all stakeholders. UDR remains committed to operating in a sustainable manner and is steadfast in its commitment to being a strong corporate citizen.

Protecting the Environment and Our Stakeholders

We understand the impact our business can have on the environment and our stakeholders and when appropriate we undertake initiatives designed to improve our operational quality, improve quality for associates and residents and improve their retention and reduce our impact on the environment. Examples of recent efforts include having third parties assess climate-change risks for each of our assets (the results of which are reported to the board and will be used to inform future decision making), conducting environmental assessments of each asset that we acquire and our recent addition of "green lease" addendums to our leases, included in every lease entered into in 2021, to assist our residents in their efforts to be environmentally conscious. We actively look for opportunities to reduce the consumption of energy at our properties and model the avoided emissions potential as well as the projected financial return of each energy conservation project we consider. Over the past seven years we have completed over 205 energy conservation projects and have invested nearly $12,000,000 in such projects. These projects have resulted in estimated avoided emissions of more than 28,000 metric tons of carbon dioxide equivalent (CO2e) since 2015 and have also provided a financial return. In 2020 in furtherance of these efforts, we reviewed the environmental performance of each asset in our portfolio including the GHG emissions of each asset. We intend to complete these assessments in 2022 and annually thereafter and the data will allow us not only to measure the results of our initiatives undertaken at a property but also to identify and evaluate future investments to decrease GHG emissions.

Highlights of our sustainability efforts over recent years include:

43% Increase
Onsite solar production increased 43% in 2021 compared to 2020.

Green Financing
In connection with amending and restating our revolving credit facility we entered into an arrangement to decrease the interest rate if we achieve stated green building certificate goals.

Smart Buildings
Implemented technology and sensors in conjunction with building management systems in over 80% of our high-rise communities, allowing us to obtain and monitor, from a centralized location in real time, whole building energy consumption and implement energy protocols.

68% of Properties
Over the last six years we have completed an average of 42 energy/water/waste reduction projects per year. Such projects have now been completed at more than 68% of our currently owned communities.

Green Building Certification
Since 2010, UDR has developed or redeveloped 19 communities and acquired one community that have each obtained sustainability certification. In addition, in 2021 UDR obtained green building certifications for 5 existing assets bringing our total certified communities to 24.

31,971,000 kWh
In 2021 we retired Green-e certified renewable energy credits representing 31,971,000 kWh of energy usage, an increase of 164% from the amount of renewable energy credits retired in 2020.

Water Conservation
UDR is investing in technology including smart irrigation and low flow fixtures. As an example, a low flow toilet project completed in early 2021 has reduced annual water consumption at the property by 16%.

Paperless
In 2021 96% of leases were completed on-line and 85% of payments were made on-line.

Climate Change
Third party assessment of each asset in our portfolio to assess risks relating to climate change over six separate risk factors and both long-term and event driven risk; with the board reviewing the results.

100% Increase
Increased automotive EV charging ports available at our communities by 100% since 2017.

7,440 kW
By participating in demand response programs we reduced our electricity demand during high use periods by 1,000 kW in 2021 and by over 7,440 kW over the past four years.

Green Construction
While current electric vehicle ("EV") usage accounts for approximately 1-2% of vehicles on U.S. roads today, UDR is currently completing construction on a community where over 30% of the building's parking stalls have EV charging stations.

24,000,000 Gallons
In 2021, we used over 24,000,000 gallons of reclaimed water for irrigation purposes, reducing our use of potable water.

28,000 Metric Tons CO2e
Cumulative avoided emissions of 28,000 metric tons of CO2e since 2015, an increase of 33% from 2020.

United Nations Sustainable Development Group
In 2021, we aligned our environmental goals with nine of the United Nations Sustainable Development Goals.

Carbon Footprint
Assessed our entire portfolio with respect to greenhouse gas emissions

Resident Communication
Promoted sustainable practices to our residents by distributing over 158,000 environmental related communications in 2021.

Awarded
In 2021, named GRESB Global and Regional Sector Leader, named one of Newsweek America's Most Responsible Companies 2022, and recognized by NASDAQ for UDR's ESG report and GRESB performance.

Code of Business Conduct and Ethics

We maintain and require all UDR associates to follow a Code of Business Conduct and Ethics (available on our website at ir.udr.com, click "Governance Documents" and then "Code of Business Conduct and Ethics"). The code is also provided to and followed by our consultants. The code covers a variety of areas that we consider important to being a good corporate citizen including compliance with law, conflicts of interest, insider trading, corporate opportunities, competition and fair dealing, appropriate gifts, prohibition of discrimination or harassment, confidentiality, protection of company assets, and prohibitions of payments to government personnel.

Our Commitment to Shareholder Engagement

The Company has an ongoing proactive practice of meeting with and discussing corporate governance issues with shareholders throughout the year. We value the insights of and feedback from our shareholders and remain committed to ongoing engagement with investors. To this end, we engage in regular outreach to enable meaningful discussion and deliver feedback to our board to help drive strategic results.

Purposeful Engagement

We seek transparent and collaborative discussions with shareholders, and our engagement with investors includes the appropriate level of senior management for the topics being discussed to ensure actionable outcomes, where appropriate.



Review

Regular Board Meetings

Committees receiving reports regarding shareholder engagement several times each year:

- Audit
- Compensation
- Governance

Contents considered when reviewing the reports:

- Feedbacks
- Insights

Plan

Who We Engage

- Our shareholders
- Our investment community
- Our investors' key governance / stewardship contacts

Who Participates

- Our Chairman and Chief Executive Officer
- Our Chief Financial Officer
- Our Investor Relations team
- Members of our management
- Our Senior Advisor to the Office of the Chairman
- Our General Counsel

Analyze and Respond

Key Topics of Engagement

- Environmental, social and governance (ESG) matters
- Overall business strategy
- Current business and economic conditions
- Financial updates
- Corporate governance practices
- Executive compensation

Engage

How We Engage

- Shareholder outreach program
- Quarterly earnings calls
- Annual shareholder meeting
- Investor conferences
- Written and electronic communications

Engagement

In 2021 and early 2022, we had 559 direct discussions with shareholders representing 82.0% of our outstanding shares.

As a result of our efforts, we were able to meet and interact with key governance contacts at a number of our shareholders representing 38.6% of our outstanding shares and have in depth discussions regarding a variety of ESG matters.

We also attend a variety of investor conferences and organize investor engagement events at which we interact with shareholders throughout the year. While the schedule may vary year-to-year, the conferences and events we attended in 2021 are as follows:

- Citi Global Property CEO Conference (Virtual)
- ESG and Corporate Governance Investor Meetings (Virtual)
- NAREIT REITWeek 2021 Investor Conference (Virtual)
- Morgan Stanley Commercial Real Estate Symposium (Virtual)
- US Non-Deal Roadshow hosted by Citi (Virtual)
- Evercore ISI Annual Real Estate Conference (Virtual)
- Bank of America Global Real Estate Conference (Virtual)
- Investor Property Tour hosted by BMO (Washington, DC)
- Investor Property Tour hosted by Evercore ISI (Dallas)
- NAREIT REITWorld 2021 Annual Conference (Virtual)
- UDR Platform and Innovation Roadshow hosted by Citi (New York)
- UDR Platform and Innovation Roadshow hosted by JP Morgan (Boston)
- UDR Platform and Innovation Roadshow hosted by Morgan Stanley (Chicago)

Communicating with the Board

Our board provides a process for shareholders and all other interested parties to send communications to the board. Any shareholder and all other interested parties who wish to communicate with the board or any specific director, including the Chairman or the Lead Independent Director, may write to:


UDR, Inc.
Attn: Board of Directors
1745 Shea Center Drive,
Suite 200
Highlands Ranch, Colorado 80129-1540


Depending on the subject matter of the communication, management will:

- forward the communication to the director or directors to whom it is addressed;

- attempt to handle the inquiry directly where the communication does not appear to require direct attention by the board, or an individual member of the board, e.g., the communication is a request for information about the Company or is a stock-related matter; or

- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

Shareholders and all other interested parties may submit concerns regarding accounting matters via the Company's third-party anonymous reporting system at http://udr.ethicspoint.com or by calling 1-844-989-2850. Instructions for making a report are published in the Corporate Governance section of the Investor Relations page of the Company's website at ir.udr.com.

Shareholder Bylaws Amendments

In 2018, following the approval by our shareholders of a charter amendment, the board amended our bylaws to provide that a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years could propose a binding amendment to our bylaws. A shareholder proposal submitted under our amended bylaws may not alter, modify or repeal Article VII of the bylaws (which addresses indemnification) or Section 8.5 (which addresses procedures for amending the bylaws) without the approval of any indemnitees adversely affected or our board, respectively. Our research continues to confirm that a number of companies require a supermajority of shareholders to amend the bylaws and that a number of companies incorporated in Maryland continue to provide their boards of directors the exclusive ability to amend their bylaws.

Board Structure

Board Leadership Structure

The board periodically evaluates our board leadership structure. As stated in our Statement on Corporate Governance, the board will exercise its discretion in combining or separating the offices of Chairman of the Board and Chief Executive Officer. The determination is based on the board's judgment of the best interests of the Company and its shareholders from time to time.

We currently combine the roles of the Chairman of the Board and Chief Executive Officer. Effective January 1, 2018, the board appointed Mr. Toomey Chairman of the Board, in addition to his roles at that time of Chief Executive Officer and President. The appointment of Mr. Toomey to the role of Chairman of the Board, Chief Executive Officer and President in 2018 reflected his strong knowledge of the multifamily real estate industry and the complex operations of UDR. Effective January 1, 2019, Mr. Toomey resigned as President and Mr. Davis was appointed President – Chief Operating Officer (Mr. Davis resigned as Chief Operating Officer effective December 31, 2020, and as President effective December 31, 2021). The board believes that while serving as Chairman and Chief Executive Officer, Mr. Toomey is best equipped to lead the board in the discussion of key business and strategic matters, and to focus the board on the most critical issues facing UDR. The board further believes that, in serving as the Chairman and Chief Executive Officer, Mr. Toomey offers the Company-specific expertise and extensive industry knowledge that is necessary as we pursue our five strategic objectives, which are operating excellence, balance sheet strength, portfolio diversification, capital allocation and creating an empowering culture and a great place to work and live, while at the same time leading the board's efforts in oversight of the Company and its management.

Our Statement on Corporate Governance provides that if the offices of Chairman of the Board and Chief Executive Officer are combined, or if the Chairman does not qualify as an independent director, the board will designate a Lead Independent Director, who will chair the executive sessions of the board and have such other duties as the board deems appropriate. The name of the Lead Independent Director will be disclosed in our annual proxy statement.

Effective January 1, 2018, the board appointed Mr. Klingbeil as Lead Independent Director. Mr. Klingbeil has extensive experience leading the board, having served as Chairman of the Board from 2010 to 2017, and having served as Vice Chairman of the Board from 2000 to 2010. Mr. Klingbeil has served on the board since 1998. As Lead Independent Director, Mr. Klingbeil's duties include:

- presiding at all meetings of the board at which the Chairman is not present;
- calling meetings of the independent directors;
- chairing meetings of the independent directors;
- serving as a liaison between the Chairman and the independent directors;
- approving agendas for the meetings of the board;
- approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- developing and managing (with oversight from the Governance Committee) a process for the annual evaluation of the effectiveness of directors and the board;
- serving as an informal advisor to the Chairman on matters pertaining to board practices; and
- performing such other duties as the board may from time to time delegate.

Director Independence

The board's policy is that a significant majority of its members should be independent directors (see our Statement on Corporate Governance, which is available on our website at ir.udr.com). Each year, the board affirmatively determines whether each director has any material relationship with the Company (directly, or as a partner, shareholder or officer of an organization that has such a relationship with the Company), as defined under the NYSE listing standards and the Company's director independence standards. The board has determined that all directors who served in 2021, and the directors who are standing for election at the annual meeting, are independent under both sets of standards, except Mr. Toomey, who is not independent because, in addition to serving as Chairman, he is the Company's CEO. Additional information about each of the directors standing for election is set forth under Proposal No. 1 in this proxy statement. In making these independence determinations, the board considered information submitted by the directors in response to directors' questionnaires and information obtained from the Company's internal records.

Executive Sessions of Independent Directors

Our independent directors hold regularly scheduled executive sessions at which our independent directors meet without the presence of management. These executive sessions generally occur around regularly scheduled meetings of the board. The Lead Independent Director presides as chairman of these executive sessions.

Standing Committees of the Board

The board has standing Audit, Compensation, Governance, Nominating and Executive Committees to assist it in discharging its duties. Information regarding each committee is set forth below.

Audit Committee

Number of Meetings in 2021: **7**

Chair:
Clint D. McDonnough

Members:
Katherine A. Cattanach
Mary Ann King
Diane M. Morefield
Kevin C. Nickelberry

Key Functions:

- Assists the board in its general oversight of our accounting financial reporting process, audits of our financial statements, internal controls and internal audit functions

- Appointment, compensation and oversight of our independent auditor

- Represents and assists the board in its oversight of:

  - the quality or integrity of our financial statements;

  - our compliance with legal and regulatory requirements; and

  - the performance of our internal audit department and independent auditors

- Discusses the adequacy and effectiveness of our internal controls over financial reporting

- Oversees our compliance with procedures and processes pertaining to corporate ethics and standards of business conduct

- Establishes procedures for the receipt, retention and treatment of complaints received concerning accounting, auditing, internal controls and financial reporting matters

- Oversees risk management policies and risk assessment

- Pre-approves all non-audit services to be provided to the Company by the independent auditors

- Oversees political contributions or charitable donations including review of our applicable policies

Audit Committee Financial Expert:
Each member of the Audit Committee is financially literate, and the board has determined that each member of the Audit Committee is an "audit committee financial expert" within the meaning of the SEC's regulations.

Compensation Committee

Number of Meetings in 2021: **5**

Chair:
Mark R. Patterson

Members:
Jon A. Grove
Robert A. McNamara

Key Functions:
- Administers and approves general compensation policies applicable to our key executive officers
- Reviews and approves compensation for the board and its committees
- Reviews and ensures the appropriate administration of our compensation and benefit plans, programs and policies
- Determines and approves the compensation of our CEO
- Sets annual objectives for, and evaluates the performance of, our CEO, with input from the board
- Reviews and recommends to the board short- and long-term compensation for the principal officers of the Company who report directly to our CEO
- Approves all employment and severance agreements for senior vice presidents and above
- Reviews and approves the contributions and awards, if any, under the management incentive programs and other management compensation, if any, including the long-term incentive plan
- Appoints and provides oversight of independent compensation consultants
- Oversees our efforts with respect to our culture, DEI and our workforce

Governance Committee

Number of Meetings in 2021: **4**

Chair:
Robert A. McNamara

Members:
Katherine A. Cattanach
Mary Ann King
Diane M. Morefield
Kevin C. Nickelberry

Key Functions:
- Exercises general oversight of board governance matters
- Reviews the size, role, composition and structure of our board and its committees
- Reviews and evaluates the board and its members
- Reviews and updates our Corporate Governance Policies
- Considers, develops and makes recommendations to the board regarding matters related to corporate governance
- Ensures that each committee conducts an annual assessment
- Oversees disclosure of environmental, social and governance matters
- Reviews, and if applicable preapproves, and oversees related party transactions

Nominating Committee

Number of Meetings in 2021: **0**
(acted by written consent)

Chair:
James D. Klingbeil

Members:
Clint D. McDonnough
Robert A. McNamara
Mark R. Patterson

Key Functions:
- Identifies, evaluates and recommends to the board individuals qualified to serve as directors of the Company
- Establishes criteria for the selection of new directors
- Reviews the suitability for continued service as a director of board members
- Establishes procedures for the submission or recommendations by shareholders

Executive Committee

Number of Meetings in 2021: **0**

Chair:
James D. Klingbeil

Members:
Katherine A. Cattanach
Thomas W. Toomey

Key Functions:
- Performs the duties and exercises the powers delegated to it by the board
- Meets only when board action on a significant matter is required and it is impractical or not feasible to convene a full meeting of the board

Independence of the Audit, Compensation, Governance and Nominating Committees

The Audit, Compensation, Governance and Nominating Committees consist entirely of independent directors, as defined in the NYSE listing standards and the Company's director independence standards. Each member of the Audit Committee and the Compensation Committee also satisfies the additional independence requirements set forth in rules under the Securities Exchange Act of 1934 and the NYSE listing standards.

Board Practices, Policies and Processes

History of Commitment to Good Governance Practices

Our board is committed to operating with transparency. The following summary lists select strategic and governance developments overseen by the board during the last five years.

Governance

2021
- ✓ Appointed one new director as part of our board refreshment efforts and appointed a new audit committee and governance committee member
- ✓ Revised the charter of the Governance Committee to provide the Governance Committee a specific duty to assess our disclosure of environmental, social and governance matters, including reviewing any ESG report we publish
- ✓ Revised our Amended and Restated Policy and Procedures with Respect to Related Person Transactions to comply with revised NYSE Regulations
- ✓ Revised our Governance Committee Charter to add review of related person transactions as a specific duty of the committee

2020
- ✓ Appointed one new director as part of our board refreshment efforts and appointed a new audit committee and governance committee member
- ✓ Enhanced our Statement on Corporate Governance and Nominating Committee Charter by amending such documents to adopt a "Rooney Rule" specifically requiring inclusion of diverse candidates in the initial pool for external director candidate and external CEO searches, and to require any retained search firms to do the same

2018
- ✓ Following a vote of the shareholders at our 2018 Annual Meeting, amended our Charter and our bylaws to allow shareholders to amend bylaws under certain circumstances

2017
- ✓ Considered an amendment to our Charter to allow shareholders to amend bylaws under certain circumstances and recommended an amendment to our Charter in 2018 to allow shareholders to amend the bylaws under certain circumstances
- ✓ Appointed Lead Independent Director effective as of January 1, 2018
- ✓ Formed Nominating Committee comprised of Independent Directors
- ✓ Chair of the Audit Committee changed
- ✓ Adopted proxy access

2016
- ✓ Considered proxy access
- ✓ Appointed one new board member as part of our board refreshment program
- ✓ Appointed two new members of the Governance Committee and two new members of the Audit Committee
- ✓ Amended our bylaws to provide for majority voting standard in uncontested director elections

Strategy

Every Year
- ✓ Reviews Business Plan and Strategic Plan

Enterprise Risk Management

Every Year
- ✓ Board review of enterprise risk management, including cybersecurity related risks

2020
- ✓ Board review of climate change related risks for all assets

2016
- ✓ Began to review cybersecurity risk matrix at each meeting of the Audit Committee

ESG

Every Year
- ✓ Reviews human capital management, including culture, at each regularly scheduled board meeting
- ✓ ESG discussions by the board

2021
- ✓ Review of ESG disclosure was added to the Governance Committee charter as a specific duty of the committee

2020
- ✓ Published our second Corporate Responsibility Report

2019
- ✓ Made ESG discussion a regular agenda item for meetings of the board, and the board oversaw management's publication of our first Corporate Responsibility Report

2018
- ✓ Began to regularly review human capital management, including culture, at board meetings

In addition, in early 2022 the Board adopted our Charitable Donations and Political Contributions Policy.

Board Meetings and Attendance

The board held six meetings during fiscal 2021, including two meetings that were held by teleconference or by web-based application. No director attended fewer than 75% of the aggregate of (1) the total number of meetings of the board, and (2) the total number of meetings held by all committees of the board on which he or she served during fiscal 2021, held during the time such director was a member of the board or the applicable committee.

Board Evaluation

The board, through the Governance Committee, annually evaluates the board and its members as follows.

How We Evaluate the Board's Effectiveness

1	**Annual Evaluation Process**	The Governance Committee oversees and approves the annual formal board evaluation process and determines whether it is appropriate for the evaluations to be conducted by the lead independent director.
2	**Evaluation Questionnaires**	Directors completed written questionnaires focusing on the performance of the board, each member of the board and each of its committees.
3	**Discussion of Results**	Based upon the written questionnaires, the lead independent director may conduct one-on-one interviews with members of the board. The lead independent director reviews the questionnaire and interview responses, as applicable, with the full board.
4	**Use of Feedback**	The board and each of its committees develops plans to take actions based on the results, as appropriate.

Director Orientation/Education

In order to increase each director's engagement with and understanding of our business and strategy, each director participates in an extensive orientation program upon joining the board. This includes meeting with members of our executive leadership team and other key leaders of the Company to gain a deeper understanding of our strategic priorities, key business areas, and areas of opportunity and risk. This process provides a deeper understanding of the business and accelerates the learning process and contribution of each director. In addition, presentations by outside experts on various topics are provided at board meetings to enhance director education in areas such as cybersecurity, ESG, climate change, diversity, equity and inclusion, regulatory, and others. Our directors also have the opportunity to understand and assess how we are communicating our strategy to our investors and other important stakeholders. In addition, our Board regularly receives training and updates on ethics, compliance, and governance. Last, certain board meetings are held in locations where we own properties, providing directors the opportunity to observe in person our properties and operations.

Guidelines on Corporate Governance

We maintain a corporate governance page on our website that includes key information about UDR's corporate governance, including our:

- Statement on Corporate Governance;
- Code of Business Conduct and Ethics;
- Code of Ethics for Senior Financial Officers;
- Related Person Transactions Policy;
- Amended and Restated Insider Trading Policy;
- Recoupment of Performance-Based Incentives Policy;
- Executive Stock Ownership Guidelines;
- Charitable Donations and Political Contribution Policy;
- Charter of the Audit Committee;
- Charter of the Compensation Committee;
- Charter of the Governance Committee; and
- Charter of the Nominating Committee.

All of these documents can be found by accessing the "Investor Relations" page at ir.udr.com and then clicking on "Corporate Governance" and "Governance Documents." The documents noted above will also be provided without charge to any shareholder who requests them. Any changes to these documents, and any waivers granted by us with respect to our Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers, will be posted on our website.

Transactions with Related Persons

Our board has adopted a policy, which was revised in 2021, relating to the review, approval and ratification of transactions with related persons. The Company recognizes that there are situations where related person transactions may be in, or not inconsistent with, the best interest of the Company and therefore the board adopted a written policy to provide a procedure for the review and pre-approval by our Governance Committee, of related person transactions. The policy applies to any transaction, the amount of which exceeds $120,000, between the Company and any person who is a director, executive officer or the beneficial owner of more than 5% of any class of the Company's voting securities, and in which such related person had, has or will have a direct or indirect material interest. Any related person transaction is subject to pre-approval by the governance committee of the board. To access the guidelines on our website, click on "Investor Relations" and then click on "Corporate Governance."

From time to time, the Company makes loans to United Dominion Realty, L.P., a Delaware limited partnership, of which the Company is the parent company and the sole general partner (the "Operating Partnership"), and certain of the Company's directors (or entities that they control) in connection with partnership interests held by them in the Operating Partnership, have entered into agreements to reimburse the Company for all or a portion of the Operating Partnership's obligations under such loans in the event that the Operating Partnership is unable to repay the amounts owed to the Company. As of December 31, 2021, entities that Mr. Klingbeil controls have agreed to reimburse the Company up to $70,150,000, in the event that the Operating Partnership is unable to repay such amounts under the terms of certain outstanding loans made by the Company to the Operating Partnership.

Compensation of Directors

Director Compensation Table

The following table provides information concerning the compensation of our directors for fiscal 2021.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)[(1)(2)(5)]	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)[(3)]	Total ($) (h)
Katherine A. Cattanach	$ 80,000	$160,003	-0-	-0-	-0-	$ 6,285	$246,288
Jon A. Grove[(4)]	80,000	146,094	-0-	-0-	-0-	1,299	227,393
Mary Ann King[(4)]	80,000	125,420	-0-	-0-	-0-	9,428	214,848
James D. Klingbeil[(4)]	120,000	209,722	-0-	-0-	-0-	1,894	331,616
Clint D. McDonnough[(4)]	95,000	145,227	-0-	-0-	-0-	1,380	241,607
Robert A. McNamara	95,000	160,003	-0-	-0-	-0-	6,285	261,288
Diane M. Morefield	80,000	150,731	-0-	-0-	-0-	866	231,597
Kevin C. Nickelberry[(4)(5)]	24,617	49,233	-0-	-0-	-0-	508	74,358
Mark R. Patterson	95,000	150,731	-0-	-0-	-0-	866	246,597
Thomas W. Toomey[(6)]	-0-	-0-	-0-	-0-	-0-	-0-	-0-

[(1)] The dollar amount reflected in the "Stock Awards" column reflects the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of a grant of shares of restricted stock, Class 1 LTIP Units or Class 1 Performance LTIP Units, which vested on the first anniversary date of the grant, as discussed below under "Director Compensation Table Discussion." For those independent directors who elected to receive restricted stock, the amount of restricted stock was 4,342 shares (6,242 shares for an independent Chairman of the Board), which was priced at $36.85 per share, which was the closing sales price of our common stock on January 4, 2021, the date of grant. For those independent directors who elected to receive Class 1 LTIP Units, the amount was 4,342 units (6,242 units for an independent Chairman of the Board), which was priced at $36.85 per unit, which was the closing sales price of our common stock on January 4, 2021, the date of grant. For those independent directors who elected to receive Class 1 Performance LTIP Units, the amount was 29,907 units (42,991 units for an independent Chairman of the Board), which was priced at $5.35 per unit, which was the fair value on January 4, 2021, the date of grant, with a strike price of $36.85 per unit upon exercise.

[(2)] The following table sets forth the restricted stock awards, Class 1 LTIP Unit awards, and Class 1 Performance LTIP Unit awards outstanding as of December 31, 2021 for each of our independent directors. Mr. Toomey's holdings are set forth under the heading "Executive Compensation" in this proxy statement. The restrictions relating to these awards are described in more detail below under the heading "Director Compensation Table Discussion — 2021 Director Compensation Program."

Director	Restricted Stock Awards Outstanding*	LTIP Unit or Performance Unit Awards Outstanding*	Option Awards Outstanding*
Katherine A. Cattanach	4,342	-0-	-0-
Jon A. Grove	-0-	29,907	-0-
Mary Ann King	-0-	4,342	-0-
James D. Klingbeil	-0-	42,991	-0-
Clint D. McDonnough	-0-	29,907	-0-
Robert A. McNamara	4,342	-0-	-0-
Diane M. Morefield	-0-	29,907	-0-
Kevin C. Nickelberry	933	-0-	-0-
Mark R. Patterson	-0-	29,907	-0-

* Restricted stock, LTIP Unit, Performance Unit, or Option awards that were granted on January 3, 2022 pursuant to our 2022 independent director compensation program are not included in this table.

[(3)] The dollar amount in this column includes dividends on all outstanding stock awards.

[(4)] These directors elected to receive their cash portion of the fees in restricted stock, Class 1 LTIP Units and/or Class 1 Performance LTIP Units, as follows: Mr. Grove received 14,953 Class 1 Performance LTIP Units, Ms. King received 2,171 Class 1 LTIP Units, Mr. Klingbeil received 22,430 Class 1 Performance LTIP Units, Mr. McDonnough received 17,757 Class 1 Performance LTIP Units and Mr. Nickelberry received 467 shares of restricted stock.

[(5)] Mr. Nickelberry joined the board in September 2021 and his compensation was prorated and was priced at $52.75, which was the closing sale price on September 10, 2021, the date of grant.

[(6)] Mr. Toomey is our Chairman and Chief Executive Officer. Because he is an employee of the Company, he receives no additional compensation for service as a director of the Company. His total compensation for 2021 is set forth below under the heading "Executive Compensation."

Director Compensation Table Discussion

Our compensation program for independent directors is designed to attract and retain highly qualified board members who can work with senior management to establish key strategic goals in support of long-term shareholder value creation. The program consists of a combination of a cash retainer fee and a grant of equity awards. Total compensation was targeted to be competitive with the median level of a diversified group of public REITs. The compensation program was set at competitive levels in recognition of the time commitments and responsibility levels associated with serving on public company boards within the current environment.

The Compensation Committee reviews our independent director compensation annually to ensure that we are competitive and to allow us to recruit and retain qualified candidates to serve as directors of the Company. The Compensation Committee utilizes Ferguson Partners Consulting L.P. ("FPL") to assist the Compensation Committee in reviewing and assessing our independent director compensation program and both a benchmarking study prepared by FPL and other industry data in determining director compensation.

2021 Director Compensation Program

Retainer. For 2021 there was no change from 2020 to the independent director compensation program except as described below. Each independent director receives an annual retainer fee of $80,000 ($120,000 for the Lead Independent Director). The chairpersons of each of the Audit, Compensation, and Governance Committees also receive an annual retainer fee of $15,000. These fees were paid in January 2021.

The independent directors can elect to receive their 2021 annual retainer in cash, in stock, in Class 1 LTIP Units, in Class 1 Performance LTIP Units, or in a combination of cash, stock, Class 1 LTIP Units or Class 1 Performance LTIP Units.

Equity Grant. Each independent director also receives a grant of $160,000 in value of shares of restricted stock, Class 1 LTIP Units, and/or Class 1 Performance LTIP Units ($230,000 for the Lead Independent Director). Class 1 Performance LTIP Units were added to the program for 2021. For those independent directors who elected to receive restricted stock, the restricted stock was priced at $36.85 per share, which was the closing sales price of our common stock on January 4, 2021, the date of grant. The shares of restricted stock vested on January 4, 2022. The independent directors receiving restricted stock are entitled to receive dividends during the vesting period; however, any unvested shares at the end of the one-year vesting period will be returned to us and cancelled.

For those independent directors who elected to receive Class 1 LTIP Units, the Class 1 LTIP Units were priced at $36.85 per unit, which was the closing sales price of our common stock on January 4, 2021, the date of grant. The Class 1 LTIP Units vested on January 4, 2022. The independent directors receiving Class 1 LTIP Units are entitled to receive distributions during the vesting period; however, any unvested Class 1 LTIP Units at the end of the one-year vesting period will be returned to us and cancelled.

For those independent directors who elected to receive Class 1 Performance LTIP Units, the Class 1 Performance LTIP Units were priced at $5.35 per unit, the fair value on January 4, 2021, the date of grant. The Class 1 Performance LTIP Units vested on January 4, 2022. The independent directors receiving Class 1 Performance LTIP Units are entitled to receive distributions during the vesting period; however, any unvested Class 1 Performance LTIP Units at the end of the one-year vesting period will be returned to us and cancelled.

All independent directors are reimbursed for expenses incurred in connection with attending a board meeting or committee meeting in accordance with our Director Expense Reimbursement Policy.

Directors who are also employees of the Company receive no additional compensation for service as a director. All independent directors are reimbursed for expenses incurred in connection with attending a board meeting or committee meeting in accordance with our Director Expense Reimbursement Policy.

2022 Director Compensation Program

There were no changes to the independent director compensation program from 2021, except that the equity portion of the program was increased by $40,000 per year other than for the Lead Independent Director which did not change, which decision was made after consultation with FPL, and that stock options were added as a type of equity award available.

Director Share Ownership Guidelines

Pursuant to our Amended and Restated Statement of Corporate Governance, each of our directors is required to own at a minimum shares of our common stock or LTIP Units equivalent to five times their annual cash retainer within five years after election to the board. As of March 31, 2022, all of our directors are in compliance with this policy.

Our director share ownership guidelines may be found on our corporate governance page on our website at ir.udr.com. To access the guidelines on our website at ir.udr.com, click on "Corporate Governance" and then click on "Governance Documents" and "Amended and Restated Statement of Corporate Governance."



Proposal No. 2
Advisory Vote on Executive Compensation

Section 14A of the Exchange Act enables our shareholders to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

As described in detail under the heading "Executive Compensation — Compensation Discussion and Analysis," our executive compensation programs are designed to attract and retain executive talent and to align the interests of our named executive officers with the interests of the Company and our shareholders by providing market competitive compensation that is closely tied to short-term and long-term performance goals set by our Compensation Committee. The compensation of our named executive officers is comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation. Please read the "Executive Compensation" section beginning on page 45, which includes the Compensation Discussion and Analysis, the tabular disclosure regarding the compensation of our named executive officers and the accompanying narrative disclosure set forth in this proxy statement for additional details about our executive compensation programs, including information about the fiscal year 2021 compensation of our named executive officers.

We are asking our shareholders to indicate their support for our named executive officer compensation as described in this proxy statement. Accordingly, our board is asking our shareholders to cast a non-binding advisory vote "FOR" the following resolution at the annual meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2022 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

Vote Required and Board of Directors' Recommendation

The vote on the compensation of our named executive officers as disclosed in this proxy statement is advisory, and therefore not binding on the Company, the Compensation Committee or our board. Our board and our Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. We have determined that our shareholders should cast an advisory vote on the compensation of our named executive officers on an annual basis. Unless this policy changes, the next advisory vote on the compensation of our named executive officers will be at the 2023 annual meeting of shareholders. The affirmative vote of a majority of votes cast is required to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.

 Our board recommends that the shareholders vote **"FOR"** the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Compensation Committee has reviewed and discussed with our management the Compensation Discussion and Analysis beginning on page 45 of this proxy statement. Based on such review and discussions, the Compensation Committee recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE
Mark R. Patterson, Chair
Jon A. Grove
Robert A. McNamara

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee in fiscal 2021 included Jon A. Grove, Robert A. McNamara, and Mark A. Patterson (Chairman). None of the members of the Compensation Committee during fiscal 2021, or as of the date of this proxy statement, is a former or current officer or employee of the Company or has any interlocking relationships as set forth in applicable SEC rules. In addition, during 2021 and through the date of this proxy statement, none of our executive officers has served as a member of the board or compensation committee of any other entity that has one or more executive officers serving as a member of our board or Compensation Committee.

Executive Compensation

Biographical Information of Our Executive Officers

The following table sets forth information about our executive officers. The executive officers listed below serve in their respective capacities at the discretion of our board.

Name	Age	Office	With the Company Since
Thomas W. Toomey	61	Chairman and Chief Executive Officer	2001
Harry G. Alcock	58	Senior Vice President — Chief Investment Officer	2010
Joseph D. Fisher	42	Senior Vice President — Chief Financial Officer	2017
Michael D. Lacy	40	Senior Vice President — Property Operations	2006

Mr. Toomey's biographical information is provided under the heading "Directors."

Mr. Alcock oversees the Company's acquisitions, dispositions, development, redevelopment and asset management. He joined us in December 2010 as Senior Vice President — Asset Management and in February 2017 was promoted to Senior Vice President – Chief Investment Officer. Prior to joining the Company, Mr. Alcock was with AIMCO for over 16 years, serving most recently as Executive Vice President, Co-Head of Transactions and Asset Management. He was appointed Executive Vice President and Chief Investment Officer in 1999, a position he held through 2007. Mr. Alcock established and chaired AIMCO's Investment Committee, established the portfolio management function and at various times led the property debt and redevelopment departments. He currently serves as a member of the Executive Committee of the NMHC, and is a member of the Multifamily Gold Council for Urban Land Institute.

Mr. Fisher oversees the areas of accounting, tax, financial planning and analysis, investor relations, SEC reporting and information technology. He joined us in January 2017 as Senior Vice President — Chief Financial Officer. Mr. Fisher previously served as Co-Head of the Americas and Co-Lead Portfolio Manager at Deutsche Asset and Wealth Management since 2007. Prior to serving in those positions, he was Associate, Structured Debt Investments from April 2005 to June 2007, and Portfolio Analyst, Portfolio Management Group from May 2004 to June 2006. From June 2003 to May 2004, Mr. Fisher was an Asset Management Analyst at Principal Real Estate Investors.

Mr. Lacy oversees our property operations. Mr. Lacy joined us in November 2006 and worked in an operational strategist role and as a Senior Acquisitions Analyst. In November 2010, Mr. Lacy was promoted to Director of Pricing and Revenue Management, and from 2014-2016 he managed a portfolio in Southern California in the position of Vice President — Southern California Regional Manager. In January 2016 Mr. Lacy was promoted to Vice President — Property Operations, and in January 2019 he was promoted to Senior Vice President — Property Operations. Mr. Lacy began his career as an accountant at RedPeak Properties.

Compensation Discussion and Analysis

In this section, we describe the material components of our executive compensation program for our NEOs, whose compensation is set forth in the 2021 Summary Compensation Table and other compensation tables contained in this Proxy Statement.

We also provide an overview of our executive compensation philosophy and our executive compensation program. In addition, we explain how and why our Compensation Committee arrived at the specific compensation decisions involving the NEOs for fiscal year 2021.

Executive Overview

Named Executive Officers

Thomas W. Toomey
Chairman and
Chief Executive Officer

Joseph D. Fisher
Senior Vice President –
Chief Financial Officer

Harry G. Alcock
Senior Vice President –
Chief Investment Officer

Jerry A. Davis
Former President[1]

Michael D. Lacy
Senior Vice President –
Property Operations

[1] Mr. Davis resigned as Chief Operating Officer effective December 31, 2020, and resigned as President effective December 31, 2021.

Our Approach to Compensation

Our executive compensation program has four principal goals:

1

Attract, retain and motivate effective executive officers

2

Align the interests of our executive officers with the interests of the Company, our shareholders, our associates and our residents

3

Incentivize our executive officers based on clearly defined performance goals and measures of successful achievement

4

Align market competitive compensation with our long-term and short-term performance

Our Compensation Best Practices

Our compensation policies and programs are built upon a strong foundation of corporate governance and compensation best practices, including:

WHAT WE DO	WHAT WE DON'T DO
✓ Provide a significant portion of our named executive officers' total compensation in the form of awards tied to our long-term strategy and our performance relative to key business and personal objectives and performance versus our peers as measured by a diverse set of metrics.	✗ Have any employment agreements with our named executive officers.
✓ Require compliance with our Executive Stock Ownership Guidelines, which require that our executive officers own a specified number of shares of the Company's common stock (110,000 shares for the Chairman and Chief Executive Officer and President, 50,000 for any Executive Vice President and 20,000 for any Senior Vice President).	✗ Permit any Company personnel, which includes directors, officers and all other employees of the Company, to engage in any short-term, speculative securities transactions, engage in short sales, buying or selling put or call options, trading in options (other than those granted by the Company) or engaging in hedging transactions.
✓ Have a Policy on Recoupment of Performance-Based Incentives, which applies to our executive officers, including our named executive officers, and their performance-based incentive compensation.	✗ Permit purchasing securities on margin or pledging securities as collateral without prior approval.
✓ Have a Compensation Committee comprised entirely of independent directors and the Compensation Committee has retained its own independent compensation advisor.	✗ Provide tax gross-ups for our named executive officers.
✓ Have a Compensation Committee that reviews external market considerations, as well as internal considerations and the long-term interests of our shareholders, when making compensation decisions.	✗ Grant only time-vested restricted stock, restricted stock units, LTIP Units (including Performance LTIP Units), options or other equity awards to our named executive officers as part of our long-term incentive compensation program, other than in limited circumstances such as the appointment of a new executive officer or to recognize extraordinary achievements.
✓ Have the ongoing consideration and oversight by the Compensation Committee with respect to any potential risks associated with our incentive compensation programs.	✗ Time the grants of restricted stock, restricted stock units, LTIP Units, options or other equity awards to coordinate with the release of material non-public information, or time the release of material non-public information for the purpose of affecting the value of any named executive officer compensation.

Highlights of 2021 Performance and Impact on Executive Compensation

Our Variable Compensation Performance Metrics Are Tied to Our Strategy

The metrics we use for both our Long-Term Incentive Program ("LTI") and our Short-Term Incentive Program ("STI") are selected in light of areas that we believe will result in increasing value for our shareholders and, accordingly, are as described below tied to our strategic objectives of operating excellence, portfolio diversification, culture and ESG, accretive capital allocation and balance sheet strength.

2021 Shareholder Returns and Operating Highlights

Our 5-year Total Shareholder Return (TSR) exceeded both the FTSE NAREIT Apartment REIT Index ("NAREIT Apartment Index") and the FTSE NAREIT Equity Index ("NAREIT Equity Index"); and our 10-year and 20-year TSR both exceeded the NAREIT Apartment Index and the NAREIT Equity Index while our 20-year TSR also exceeded the S&P 500 Index.

1, 3, 5, 10 and 20-Year Total Shareholder Return as of December 31, 2021



UDR's Absolute Return in Dollars ($ millions)



Design and Structure of 2021 Executive Compensation

Our Business and Our Compensation Philosophy

Our executive compensation program has four principal goals:

- attract, retain and motivate effective executive officers;
- align the interests of our executive officers with the interests of the Company, our shareholders, our associates and our residents;
- incentivize our executive officers based on clearly defined performance goals and measures of successful achievement; and
- align market competitive compensation with our long-term and short-term performance.

Our Compensation Committee determines the form and amount of compensation, as well as the overall structure of our executive compensation program. The compensation of our "named executive officers," who are identified above, is comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation and is influenced by both the named executive officer's individual performance and the Company's overall performance. The composition of our named executive officers' compensation is determined based on the consideration of a number of factors described in more detail below, including a periodic review of relevant comparative market information and alignment of strategic and tactical objectives agreed upon by the board.

The Compensation Committee believes that the application of its collective experiences and judgment is as important to excellence in compensation as the use of data and formulae, and the Company's compensation policies and practices as described herein reflect this belief. Market data provides an important tool for analysis and decision-making; however, the Compensation Committee also gives consideration and emphasis to an individual's personal contributions to the organization, as well as his or her skill sets, qualifications and experience. We also value and seek to reward performance that develops talent within the Company, embraces the sense of innovation that distinguishes the Company and demonstrates the qualities of imagination and drive that enables a Company executive to resolve longer-term challenges, or important new issues. These and similar qualities and attributes are not easily correlated to typical compensation data, but also deserve and are given consideration and weight in reaching compensation decisions.

Under our executive compensation program, as an executive officer's level of responsibility increases with his or her relative ability to impact the long-term performance of the Company as a whole, a greater portion of that executive officer's compensation is based on performance-based incentive compensation, and less is based on base salary, thereby creating the potential for greater variability in the executive officer's compensation level from year to year and a strong alignment with stakeholder interests. The mix, level, and weighting of various metrics and structure of the components of compensation generally reflect the executive officer's role and relative impact on business results as well as competitive market practices.

Our 2021 performance, including our 2021 performance relative to our peers, along with the individual performance of our named executive officers, including their contributions toward the achievements outlined below, served as key factors in determining compensation for 2021.

Consideration of Risk

The Compensation Committee is aware of the consequences to companies that have not appropriately balanced risk and reward in executive compensation. The Compensation Committee believes that the emphasis on long-term performance in the Amended and Restated 1999 Long Term Incentive Plan (the "1999 Plan") results in an overall compensation program that does not reward excessive risk-taking for the Company. The Company's compensation strategy is intended to mitigate risk by emphasizing long-term compensation and financial performance measures correlated with growing shareholder value rather than rewarding shorter performance and payout periods.

Our Compensation Committee believes that our executive incentive compensation arrangements do not encourage our executives to take unnecessary or excessive risks that could threaten the value of our Company. While performance-based compensation constitutes a significant percentage of our executives' overall total compensation and thereby the Compensation Committee believes motivates our executives to help fulfill our corporate mission and vision, including specific and focused Company performance objectives, the non-performance based compensation, for most executives for most years, is also a sufficiently high percentage of overall total compensation that the Compensation Committee does not believe that unnecessary or excessive risk taking is encouraged by the performance-based compensation. In addition, a significant portion of executive's performance-based compensation is in the form of long-term equity incentives, which do not encourage unnecessary or excessive risk because they generally are performance-based and are earned over a multiple-year period of time, thereby focusing the executives on our Company's long-term interests. In order to align the interests of our executive officers with the interests of our shareholders, each of our executive officers is required to comply with our Executive Stock Ownership Guidelines. Further, the Compensation Committee has adopted the Policy on Recoupment of Performance-Based Incentives as a means of discouraging unnecessary or excessive risk taking.

Components of 2021 Compensation

The mix, level, weighting of various metrics and structure of the components of our named executive officers' compensation generally reflect real estate industry practices, as well as the executive's role and relative impact on business results consistent with our variable pay-for-performance philosophy. The mix of compensation elements for our named executive officers places relatively greater emphasis on at-risk, variable incentive compensation, as compared with the median mix of compensation elements for the companies in our peer group. As an executive officer's level of responsibility increases consistent with his or her relative ability to impact the long-term performance of the Company as a whole, a greater portion of the named executive officer's compensation is based on performance-based incentive compensation and less on base salary, thereby creating the potential for greater variability in the individual's compensation level from year to year.

The key components of our named executive officers' compensation, base salary, short-term incentive compensation, and long-term incentive compensation, are described in more detail in the following table.

	Fixed	Variable	
	Base Salary +	**Short-Term Incentive Compensation (STI)** +	**Long-Term Incentive Compensation (LTI)**
WHAT	Cash	Cash or Equity (decision made by executive in prior year)	Equity
WHEN	Annually	Granted annually, generally determined in February of the year following the end of the performance period	Granted annually, generally determined in February of the year following the end of the applicable performance period
HOW	• The Compensation Committee annually reviews and determines the base salary of our named executive officers in consultation with our CEO. • The considerations in setting base salary include: qualifications, experience level, competitive market for qualified executives and tenure. • Performance Period: Continuous.	• The metrics and the threshold, target and maximum dollar amounts for short-term incentive compensation are established prior to the beginning of each year and are intended to drive performance in areas that further our strategic objectives. The value of the award is paid in February of the following year based upon an evaluation of achievement of goals established at the time the targets are set. • Short-term incentive compensation is based on pre-determined weighting between Company performance (70%) and individual performance (30%). The relative metrics and weightings are determined based on the extent to which a particular executive officer has responsibility for and influence over overall Company performance. • Performance Period: 1 year.	• The metrics used are selected to encourage our named executive officers to act in furtherance of our strategic objectives. • Equity awards may consist of one or a combination of any of the following: restricted stock; restricted stock units; LTIP Units (including Performance LTIP Units); and stock options. • 100% Company Performance Metrics. • Performance Period: 3 years for 70% of Award; 1 year for 30% of Award (with a 2 year vesting period).
WHY	Designed to reward individual effort associated with job-related duties and to attract and retain talented executive officers for our Company.	Designed to encourage outstanding individual and Company performance by motivating the named executive officers to achieve Company and individual goals that support long-term value creation by rewarding performance measured against key annual strategic objectives and, for the CEO, using the independent directors' evaluation of the CEO's performance towards achieving Company goals that support long-term value creation.	Our LTI compensation is designed to closely align the interests of our management with the creation of shareholder value, to motivate our management to achieve long-term growth and success of our Company and to foster significant ownership of our common stock. LTI compensation is the most significant component of the named executive officer's compensation.

CEO and NEO Compensation Mix

Consistent with our variable pay-for-performance philosophy, the compensation mix for our CEO and the other named executive officers in 2021 placed a high emphasis on performance-based incentive compensation as demonstrated in the graphics below showing the breakdown of our CEO's compensation and that of our named executive officers, excluding the CEO, across base salary, short-term incentive compensation and long-term incentive compensation.


88% Variable
CEO
12%
22%
66%
Base Salary
Short-Term Incentive
Long-Term Incentive
81% Variable
NEOs
19%
30%
51%
Base Salary
Short-Term Incentive
Long-Term Incentive

Long-Term Incentive Compensation. Long-term incentive compensation, consisting of equity awards including restricted stock, restricted stock units, stock options and/or LTIP Units (including Performance LTIP Units), constitute the most significant component of our executive officers' compensation, which closely aligns their long-term interests with the long-term interests of our shareholders, while mitigating potential risks related to our compensation programs. Both LTIP Units and Performance LTIP Units structurally encourage long-term holding by the participant, further aligning the interests of management with the creation of shareholder value over time. The following table shows characteristics of LTIP Units and Performance LTIP Units.

LTIP Unit	Performance LTIP Unit
Class of partnership interest in our Operating Partnership called "LTIP Units"	Class of Partnership interests in our Operating Partnership called "Performance LTIP Units"
Qualify as "profit interest" for federal tax purposes.	Qualify as "profit interest" for federal tax purposes.
Not economically equivalent to a share of our common stock at grant.	Not economically equivalent to a share of our common stock at grant.
Over time can increase in value to equal the value of common stock based on satisfaction of provisions of partnership tax rules.	In order for Performance LTIP Units to have value to the holder, the price of our common stock on the date of conversion of the Performance LTIP Unit has to exceed the price of our common stock as of the date of grant.
Once vested, convertible to OP Units provided LTIP Unit has been outstanding for 2 years from grant. OP Units are, subject to the terms of the partnership agreement for the Operating Partnership, redeemable for common stock.	Once vested, convertible to LTIP Units.
During performance period distributions equal to 10% of regular distributions paid on OP Units.	During performance period distributions equal to 2% of regular distributions paid on OP Units.
After LTIP Units vest, they are entitled to distributions, regular and special, equal to distributions paid on OP Units.	No change in distributions until converted to LTIP Units.

Class 1 LTIP Units and Class 1 Performance LTIP Units are granted to the board and vest twelve months following the date of grant. The Class 2 LTIP Units and Class 2 Performance LTIP Units are granted at maximum, and will vest only to the extent that pre-established performance metrics are met for the applicable performance period, subject to continuing employment. Consistent with the treatment of other equity awards under the 1999 Plan, upon a Class 2 LTIP Unit or Class 2 Performance LTIP Unit holder's death or disability during his or her employment, or in the event of a change of control, for grants in 2021 and after accompanied by a loss of employment without cause or for good reason, all restrictions on outstanding awards shall lapse; otherwise, vesting shall cease upon the date that employment is terminated for any other reason. Holders of Class 2 LTIP Units and Class 2 Performance LTIP Units have the same voting rights as limited partners holding OP Units in the Operating Partnership, with such units voting together as a single class with the holders of OP Units and having one vote per unit, and holders of such units shall not be entitled to approve, vote on or consent to any other matter.

Base Salaries

Mr. Lacy's base salary for 2021 was $400,000, an increase of $100,000 from his salary for 2020, which increase was due to his expanded responsibilities. Mr. Fisher's salary for 2021 was $500,000, an increase of $50,000 from his salary in 2020, reflecting an increase in his responsibilities. For 2021, Mr. Davis' salary was $387,500, a decrease of $262,500 from his salary in 2020, which

decrease was due to Mr. Davis no longer serving as our Chief Operating Officer. The base salaries for 2021 for our other NEOs were not changed from those in 2020.

Short-Term Incentive Compensation

2021 Short-Term Incentive Compensation

Performance Metrics	Definition	How Our Performance Metrics Are Tied to Our Strategy
FFO as Adjusted per share	An absolute measure of our FFOA per share for the performance period measured against a pre-determined range	Increasing FFOA per share should drive increases in our dividend and TSR and thus provide value to our shareholders. Success in execution of each of our strategic objectives will drive increases in FFOA per share
Transaction Volume	Acquisitions/Sales/Development/ Redevelopment/DCP during the year	Each transaction we enter into is designed to drive FFOA per share accretion as well as expand and improve our portfolio - increasing our portfolio diversification
Transaction FFOA	Net FFOA from acquisitions, developer capital program investments, buy backs, dispositions and equity issuances	Measures accretion from transaction activity - helping to satisfy our goal of accretive capital allocation and TSR
Operating Platform Execution	Measured by progress against pre-determined metrics for smart home installation, employee headcount and controllable expenses	Drives our strategic objective of operational excellence and supports growth in FFOA per share
Same-Store Wins	The percentage of markets in which our revenue is at or above the median of our apartment peers who compete in the market	Drives our strategic objective of operational excellence as well as financial results
ESG and DEI Advancement	Three metric index consisting of our absolute GRESB score, our GRESB score relative to the GRESB average and our absolute GRESB social score	Drives performance with respect to our culture and our ESG strategic objectives and benefits all stakeholders
Associate Engagement	Calculated by the "Overall Health of the Workforce" score made up of nine components including exit and stay interview results, customer loyalty and satisfaction test, associate turnover and retention, results of associate engagement surveys and associate performance evaluation results	Drives performance with respect to our culture while creating a feedback loop that supports positive outcomes for our residents and associates

Our short-term incentive compensation awards for 2021 were based on pre-determined weightings between Company performance and individual performance. Company performance (as measured by the applicable metrics) was weighted more heavily than individual performance and the metrics applied to each named executive were based on the extent to which a particular named executive officer has responsibility for, and influence over, the overall performance of the Company. For 2021 three new metrics were added to our STI program, Transaction FOA, Same-Store Wins and ESG and DEI Advancement. As discussed above, each of these metrics is intended to incentivize performance that drives one or more of our core strategic objectives and, in turn, create long term value.

Mr. Davis did not participate in the short-term incentive compensation program in 2021.

2021 Results. The Company's 2021 performance, as measured by the performance metrics utilized for determining short-term incentive compensation for the named executive officers, was as follows:

Performance Measure	Threshold	Target	Maximum	Performance Relative to Target	Performance as % of Target
FFO as Adjusted per share	$1.88	$1.94	$2.00	Actual: $2.01 ▲	200%
Transaction Volume	$450 million	$885 million	$1,300 million	Actual: $3,276 million ▲	200%


Transaction FFOA
Actual: $10 million
$4.0 million
$5.5 million
$7.0 million
200%
Operating Platform Execution
Actual: $150%
50%
100%
200%
150%
Same-Store Wins
Actual: 50%
40%
50%
60%
—
100%
ESG and DEI Advancement
Actual: 195%
50%
100%
200%
195%
Associate Engagement
Actual: 4.3
50%
100%
200%
3.5
3.8
4.1
200%

The table below sets forth the percentage each of the STI metrics is weighted when determining the portion of short-term incentive compensation for each of our named executive officers, determined by reference to the objective Company metrics. Each percentage is determined by the Compensation Committee prior to the beginning of the performance period taking into account the influence each executive has with respect to performance of each metric.

	Mr. Toomey	Mr. Alcock	Mr. Fisher	Mr. Lacy
FFOA as Adjusted per share	**30%**	**30%**	**30%**	**30%**
Transaction Volume	**10%**	**30%**	**15%**	**-**
Transaction FFOA	**-**	**20%**	**10%**	**-**
Operating Platform Execution	**20%**	**-**	**10%**	**20%**
Same-Store Wins	**20%**	**-**	**15%**	**30%**
ESG and DEI Advancement	**10%**	**10%**	**10%**	**10%**
Associate Engagement	**10%**	**10%**	**10%**	**10%**

Short-Term Incentive Compensation of CEO (Mr. Toomey). The Compensation Committee established the following range for Mr. Toomey's 2021 short-term incentive compensation:

Mr. Toomey

	Threshold	Target	Maximum
Components			
Company (70%)	$490,000	$ 980,000	$1,960,000
Individual (30%)	$210,000	$ 420,000	$ 840,000
Total	$700,000	$1,400,000	$2,800,000

- with 70% based on the Company's performance as measured by six of the annual performance metrics that were weighted as described above, and
- the remaining 30% based on his individual performance against the board-approved leadership competencies and key performance objectives.

The Compensation Committee determined that the above-referenced amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the CEO position, and these amounts provide a market competitive level of compensation for the CEO. The Compensation Committee also made a subjective determination that these amounts were appropriate to motivate Mr. Toomey to achieve short-term Company and individual goals and to help ensure Mr. Toomey's continued service with the Company.

Mr. Toomey's individual goals for 2021, which were factored into the 30% of the award based on individual performance, were as follows:

1) set the vision for the Company,
2) strategic planning,
3) leadership of the Company,
4) board relations,
5) refine, enhance and execute on the Business Plan and strategic vision,
6) responding to a changing market,
7) communication,
8) resolving areas for which the board requests further discussion and analysis, and
9) management team development and succession.

In evaluating Mr. Toomey's 2021 compensation, the Compensation Committee considered Mr. Toomey's accomplishment of these goals.



Company Performance (70%) + **Individual Performance (30%)** =

Pay Decisions

In February 2022, the Compensation Committee awarded Mr. Toomey short-term incentive compensation in the amount of $2,501,000 for fiscal 2021, based on the Company's performance against the annual performance metrics and his individual performance. Of the total amount, $1,661,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Toomey's individual performance. In October 2020, Mr. Toomey elected to receive 100% of his short-term incentive compensation for 2021 in Class 2 Performance LTIP Units.

Mr. Davis

Short-Term Incentive Compensation of Former President (Mr. Davis). Mr. Davis did not participate in the short-term incentive program for 2021 due to his impending retirement.

Short-Term Incentive Compensation of Senior Vice President – Chief Investment Officer (Mr. Alcock). The Compensation Committee established a range for Mr. Alcock's 2021 short-term incentive compensation, as follows:

Mr. Alcock

	Threshold	Target	Maximum
Components			
Company (70%)	$385,000	$ 770,000	$1,540,000
Individual (30%)	$165,000	$ 330,000	$ 660,000
Total	$550,000	$1,100,000	$2,200,000

- with 70% based on the Company's performance as measured by five of the annual performance metrics that were weighted as described above, and
- 30% based on his individual performance.

The Compensation Committee, in consultation with our CEO, determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the Senior Vice President – Chief Investment Officer position, and these amounts provide a market competitive level of compensation for the Senior Vice President – Chief Investment Officer. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Alcock to achieve short-term Company and individual goals and to help ensure Mr. Alcock's continued service with the Company.

The Compensation Committee, in consultation with our CEO, considered Mr. Alcock's individual performance in 2021 in part based on the accomplishment of his specific goals that included:

1) enhancing the portfolio through sales and acquisitions,
2) addressing asset quality through redevelopment and asset quality initiatives, and
3) strengthening the Company's portfolio through development.



Company Performance (70%)	+	Individual Performance (30%)	=	**Pay Decisions** In February 2022, the Compensation Committee awarded Mr. Alcock short-term incentive compensation in the total amount of $2,196,000 for fiscal 2020, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $1,536,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Alcock's individual performance. In October 2020, Mr. Alcock elected to receive 50% of his short-term incentive compensation for 2021 in Class 2 Performance LTIP Units and 25% in each of restricted stock and cash.

Short-Term Incentive Compensation of Senior Vice President – Chief Financial Officer (Mr. Fisher). The Compensation Committee established a range for Mr. Fisher's 2021 short-term incentive compensation as follows:

Mr. Fisher

	Threshold	Target	Maximum
Components			
Company (70%)	$385,000	$ 770,000	$1,540,000
Individual (30%)	$165,000	$ 330,000	$ 660,000
Total	$550,000	$1,100,000	$2,200,000

- with 70% based on the Company's performance as measured by the seven annual performance metrics that were weighted as described above, and
- 30% based on his individual performance.

The Compensation Committee, in consultation with our CEO, determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the Senior Vice President – Chief Financial Officer position, and these amounts provide a market competitive level of compensation for the Senior Vice President – Chief Financial Officer. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Fisher to achieve short-term Company and individual goals and to help ensure Mr. Fisher's continued service with the Company.

The Compensation Committee, in consultation with our CEO, considered Mr. Fisher's individual performance in 2020 in part based on the accomplishment of his specific goals that included:

1) management of accounting and tax functions,
2) management of investor relations function,
3) financial planning and analysis,
4) assist in debt and treasury initiatives,
5) provide assistance to support functional execution of the Business Plan,
6) examine and present options for the Company with respect to portfolio strategy and treasury initiatives,
7) assist with board materials, and
8) review and monitor technology investments.



Company Performance (70%)	+	Individual Performance (30%)	=	**Pay Decisions** In February 2022, the Compensation Committee awarded Mr. Fisher short-term incentive compensation in the total amount of $2,042,000 for fiscal 2021, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $1,382,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Fisher's individual performance. In October 2020, Mr. Fisher elected to receive 100% of his short-term incentive compensation for 2021 in Class 2 Performance LTIP Units.

Short-Term Incentive Compensation of Senior Vice President – Property Operations (Mr. Lacy). The Compensation Committee established a range for Mr. Fisher's 2021 short-term incentive compensation as follows:

Mr. Lacy

	Threshold	Target	Maximum
Components			
Company (70%)	$192,500	$ 385,000	$ 770,000
Individual (30%)	$ 82,500	$ 165,000	$ 330,000
Total	$275,000	$ 550,000	$1,100,000

- with 70% based on the Company's performance as measured by five of the annual performance metrics that were weighted as described above, and

- 30% based on his individual performance.

The Compensation Committee, in consultation with our CEO, determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the Senior Vice President – Property Operations position, and these amounts provide a market competitive level of compensation for the Senior Vice President – Property Operations. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Lacy to achieve short-term Company and individual goals and to help ensure Mr. Fisher's continued service with the Company.

The Compensation Committee, in consultation with our CEO, considered Mr. Lacy's individual performance in 2021 in part based on the accomplishment of his specific goals that included:

Company Performance (70%) + **Individual Performance (30%)** =

Pay Decisions
In February 2022, the Compensation Committee awarded Mr. Lacy short-term incentive compensation in the total amount of $914,000 for fiscal 2021, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $614,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Lacy's individual performance. In October 2020, Mr. Lacy elected to receive 75% of his short-term incentive compensation for 2021 in cash and 25% in Class 2 Performance LTIP Units.

2022 STI Compensation

In December 2021, the Compensation Committee also approved a new short-term incentive program for 2022 and in October 2021, Messrs. Toomey and Fisher elected to receive 100% of their short-term incentive compensation, to the extent earned, in Class 2 LTIP Units, Mr. Alcock elected to receive 75% in Class 2 LTIP Units and 25% in cash, and Mr. Lacy elected to receive 70% in Class 2 LTIP Units and 30% in cash.

For each named executive officer, 70% will be based on company performance measured by the metrics set forth below and 30% of the STI award will be based on the Compensation Committee's determination of such executive's performance. The weightings for each executive officer for each metric differ based on the role of the executive officer and are set by the Compensation Committee.

The metrics used for the 2022 STI Program are as follows:

Metric	Threshold	Target	Maximum
FFO as Adjusted per share	$ 2.18	$ 2.22	$ 2.26
Transaction Index	50%	100%	200%
Operations Index	50%	100%	200%
ESG Index	50%	100%	200%
Associate Engagement & DEI	3.5	3.8	4.1

Shareholder Feedback and Response

While we have consistently had strong shareholder support for our executive compensation program, we do continue to engage in dialogue with shareholders on executive compensation issues. We will consider the outcome of future advisory votes and the input we receive from shareholder engagement when establishing the Company's compensation programs and policies and making compensation decisions regarding our named executive officers.

Based on input we received from our engagements, beginning with grants made in 2021 all equity grants have a minimum vesting period of 12 months subject to certain exclusions, and all grants are subject to a double-trigger change in control provision.

Our shareholders have consistently supported our executive compensation program and over the last five years, shareholder support for our advisory vote on executive compensation has averaged 86.10% (with no year below 82.64%).

Changes to Our 2022 Compensation Program

For 2022 we have modified our short-term incentive program to simplify the program while maintaining the ability to measure and reward efforts that drive our strategic objectives and in turn drive above average TSR over time. The metrics to be used for the 2022 STI and their relationship to the creation of value are as follows:

1-Year FFO as Adjusted per share	Proven correlation with long-term value creation
Operations Index	Consists of same-store market wins (revenue at or above peer median) and controllable operating NOI – executing our operating plan should lead to long-term outperformance
Transaction Index	Consists of transaction volume and transaction performance (measured by NOI) – rewards completion of transactions that are accretive to the Company and our shareholders
ESG Index	Similar metric to prior years that is based on both relative and absolute performance – recognizes the importance of ESG to our stakeholders and therefore the Company
Associate Engagement & DEI	Similar to a metric used in prior years but the metric now includes measuring our success in interviewing and hiring diverse associates at all levels of the Company. The engagement, quality and diversity of our workforce is important to help meet the needs of our residents and drive our innovative culture and results.

In addition, for 2022 we have modified the equity component of our compensation program for associates below the level of our named executive officers to create a higher potential compensation amount based on their performance, and measure that performance, where appropriate, based on metrics similar to those used to compensate our named executive officers. The intent of these changes is to attract and retain talent and to better align our associates' interests with the interests of our shareholders.

Long-Term Incentive Compensation

2019 LTI Compensation
Under the terms of the 2019 LTI Program, our named executive officers were awarded restricted stock units or Class 2 LTIP Units with dividend equivalent rights with the number of units awarded based upon the achievement of specific performance objectives over the relevant performance period, and each of the awards were subject to specific vesting provisions that were based on the achievement of the applicable performance criteria. The 2019 LTI Program included a three-year relative TSR performance metric that was based on the Company's TSR performance against that of our apartment peers, a three-year relative TSR performance metric that was based on the Company's TSR performance against the NAREIT Equity REITs Total Return Index and a three-year relative FFO as Adjusted growth rate versus our apartment peers. On December 15, 2020, one of our apartment peers, Apartment Investment and Management Company ("AIMCO"), completed a spin-out of its core operating business to a newly formed REIT, Apartment Income REIT Corp. ("AIRC"). The Compensation Committee determined that the performance results of predecessor AIMCO should be utilized for the first two years of the measurement period and the performance results of AIRC should be used for the first year of the measurement period. For the FFO as Adjusted metric, performance was calculated using the FFO as Adjusted of predecessor AIMCO for 2019 and 2020 and the FFO as Adjusted of AIRC for 2021. For the TSR related metrics, performance was calculated using the TSR of predecessor AIMCO up until the transaction date and the TSR of AIRC was used thereafter. The portion of the award that is earned contingent on the achievement of the three-year metrics cliff vests when measured and approved by the Committee following the conclusion of the performance period. In February 2022, the three-year metrics were measured and approved by the Compensation Committee.

The following table reflects the Company's performance and the vested payout for the three-year metrics of the 2019 LTI Program grants:

Performance Metrics	Weighting	Metric	Payout	Actual Result	Payout %
3-Year Relative Cumulative TSR vs. Apartment Peers	35%	-900bps to Wavg TSR	50%	- 460 bps	74%
		Wavg TSR	100%		
		+900bps to Wavg TSR	200%		
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index	20%	-900bps	50%	+ 520 bps	158%
		Index Return	100%		
		+900bps	200%		
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers	15%	-900bps to Wavg	50%	+ 399 bps	144%
		Wavg	100%		
		+900bps to Wavg	200%		

2019-2021 3-Year TSR vs. Apartment Peers (35% of 2019 LTI Program Award)

	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$735,000	$ 1,470,000	$2,940,000	$ 1,094,000
Mr. Davis	$288,750	$ 577,500	$1,155,000	$ 430,000
Mr. Alcock	$218,750	$ 437,500	$ 875,000	$ 326,000
Mr. Fisher	$192,500	$ 385,000	$ 770,000	$ 287,000
Mr. Lacy	$ 30,625	$ 61,250	$ 122,500	$ 46,000

2019-2021 3-Year TSR vs. NAREIT (20% of 2019 LTI Program Award)

	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$420,000	$ 840,000	$1,680,000	$ 1,325,000
Mr. Davis	$165,000	$ 330,000	$ 660,000	$ 521,000
Mr. Alcock	$125,000	$ 250,000	$ 500,000	$ 394,000
Mr. Fisher	$110,000	$ 220,000	$ 440,000	$ 347,000
Mr. Lacy	$ 17,500	$ 35,000	$ 70,000	$ 55,000

2019-2021 3-Year Relative Cumulative FFO as Adjusted Growth (15% of 2019 LTI Program Award)

	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$315,000	$ 630,000	$ 1,260,000	$ 910,000
Mr. Davis	$123,750	$ 247,500	$ 495,000	$ 357,000
Mr. Alcock	$ 93,750	$ 187,500	$ 375,000	$ 271,000
Mr. Fisher	$ 82,500	$ 165,000	$ 330,000	$ 238,000
Mr. Lacy	$ 13,125	$ 26,250	$ 52,500	$ 38,000

2020 LTI Compensation

In December 2019, the Compensation Committee in consultation with a compensation consultant approved a new long-term incentive program for 2020. In December 2020, the Compensation Committee removed the 1-Year FFO as Adjusted metric and replaced it with a 2-Year Relative FFO as Adjusted Growth Rate vs. Apartment Peers metric due to the unforeseeable impacts of the COVID-19 pandemic. In February 2022, the 2-Year metric was measured and approved by the Compensation Committee. The details of the 2-Year metric are as follows:

Performance Metrics	Weighting	Range	Metric	Payout	Actual Result	Payout %
2-Year FFO as Adjusted Growth Rate vs. Apartment Peers	30%	Threshold	-600bps to Wavg	50%	+ 280 bps	147%
		Target	Wavg	100%		
		Maximum	+600bps to Wavg	200%		

2-Year FFO as Adjusted Growth Rate vs. Apartment Peers (30% of 2020 LTI Program Award)

	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 630,000	$ 1,260,000	$ 2,520,000	$1,847,000
Mr. Davis	$ 247,500	$ 495,000	$ 990,000	$ 726,000
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	$ 550,000
Mr. Fisher	$ 165,000	$ 330,000	$ 660,000	$ 484,000
Mr. Lacy	$ 33,750	$ 67,500	$ 135,000	$ 99,000

2021 LTI Compensation

The 2021 LTI program award opportunity for the 3-year performance period which commenced in 2021, has two separate tranches with different performance periods and vesting schedules and includes four performance metrics, as follows: (i) 30% of the award opportunity has an FFO as Adjusted performance period of 1-year with one-half vested in February 2022 and one-half will vest in February 2023; (ii) 35% of the award opportunity has a metric measured by the Company's 3-year relative cumulative TSR performance versus the Apartment Peers and will vest on the date the Compensation Committee determines performance in January or February of 2024; (iii) 20% of the award opportunity has a metric measured by the Company's 3-Year relative cumulative TSR performance versus the NAREIT Equity REITs Total Return Index and will vest on the date the Compensation Committee determines performance in January or February of 2024; and (iv) 15% of the award opportunity has a metric measured by the Company's 3-year relative cumulative FFO as Adjusted growth rate versus the Apartment Peers and will vest on the date the Compensation Committee determines performance in January or February of 2024.

2021 Long-Term Incentive Compensation

Performance Metrics	Definition	How Our Performance Metrics Are Tied to Our Strategy
3-Year Relative Cumulative TSR vs. Apartment Peers	The relative spread of our TSR against the weighted average of the TSRs of our apartment peers	Each of these metrics: • measure our financial performance on either an absolute basis or relative to our peers
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index	The relative spread of our TSR against the TSR for the NAREIT Equity REIT Total Return Index	• is driven by achievement in all five of our strategic objectives • support long-term value creation and TSR for our shareholders
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers	The relative spread of our cumulative three-year FFOA growth rate against the same growth rate for our apartment peers	
1-Year FFO as Adjusted per share	An absolute measure of our FFOA measured against a pre-determined range	

In December 2020, the Compensation Committee approved a new long-term incentive program for 2021. Mr. Davis did not participate in the 2021 LTI program due to his planned retirement on December 31, 2021.

The metrics used for the 2021 LTI Program were as follows:

Performance Metrics	Weighting	Range	Metric	Payout	Actual Result	Payout %
1-Year FFO as Adjusted per share		Threshold	$1.88	50%		
	30%	Target	$1.94	100%	$2.01	200%
		Maximum	$2.00	200%		
3-Year Relative Cumulative TSR vs. Apartment Peers		Threshold	-900bps to Wavg TSR	50%		
	35%	Target	Wavg TSR	100%	TBD	TBD
		Maximum	+900bps to Wavg TSR	200%		
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index		Threshold	-900bps	50%		
	20%	Target	Index Return	100%	TBD	TBD
		Maximum	+900bps	200%		
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers		Threshold	-900bps to Wavg	50%		
	15%	Target	Wavg	100%	TBD	TBD
		Maximum	+900bps to Wavg	200%		

Messrs. Toomey and Fisher elected to receive their awards for the 2021 LTI Program in the form of Class 2 Performance LTIP Units, Mr. Alcock elected to receive 50% in each of Class 2 LTIP Units and Class 2 Performance LTIP Units and Mr. Lacy elected 25% in Class 2 LTIP Units and 75% in Class 2 Performance LTIP Units.

The 2021 LTI Program awards were granted to Messrs. Toomey, Alcock, Fisher and Lacy, in the following amounts:

Total 2021 LTI Program Awards

	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$2,100,000	$4,200,000	$8,400,000	TBD
Mr. Alcock	$ 625,000	$1,250,000	$2,500,000	TBD
Mr. Fisher	$ 625,000	$1,250,000	$2,500,000	TBD
Mr. Lacy	$ 237,500	$ 475,000	$ 950,000	TBD

3-Year Relative Cumulative TSR vs. Apartment Peers (35% of 2021 LTI Program Award)

	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 735,000	$ 1,470,000	$ 2,940,000	TBD
Mr. Alcock	$ 218,750	$ 437,500	$ 875,000	TBD
Mr. Fisher	$ 218,750	$ 437,500	$ 875,000	TBD
Mr. Lacy	$ 83,125	$ 166,250	$ 332,500	TBD

3-Year Relative Cumulative TSR Rank vs. NAREIT Equity REITs (20% of 2021 LTI Program Award)

	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 420,000	$ 840,000	$ 1,680,000	TBD
Mr. Alcock	$ 125,000	$ 250,000	$ 500,000	TBD
Mr. Fisher	$ 125,000	$ 250,000	$ 500,000	TBD
Mr. Lacy	$ 47,500	$ 95,000	$ 190,000	TBD

3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers (15% of 2021 LTI Program Award)

	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 315,000	$ 630,000	$ 1,260,000	TBD
Mr. Alcock	$ 93,750	$ 187,500	$ 375,000	TBD
Mr. Fisher	$ 93,750	$ 187,500	$ 375,000	TBD
Mr. Lacy	$ 35,625	$ 71,250	$ 142,500	TBD

1-Year FFO as Adjusted (30% of 2021 LTI Program Award)

	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 630,000	$ 1,260,000	$ 2,520,000	$2,520,000
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	$750,000
Mr. Fisher	$ 187,500	$ 375,000	$ 750,000	$750,000
Mr. Lacy	$ 71,250	$ 142,500	$ 285,000	$285,000

2022 LTI Compensation

In December 2021, the Compensation Committee approved a new long-term incentive program for 2022.

The metrics used for the 2022 LTI Program are as follows with each metric having a payout percentage for 0%, if the threshold is not met, to 200%:

Performance Metrics	Weighting
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index	20%
3-Year Relative Cumulative TSR vs. Apartment Peers	35%
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers	15%
1-Year FFO as Adjusted per share	

The portions of the 2022 LTI awards based upon the 3-year relative apartment peer TSR metric, the 3-year relative NAREIT Equity Index TSR metric and the 3-year relative cumulative FFO as Adjusted metric will vest on the date the Compensation Committee determines performance in January or February 2025. The portion of the 2022 LTI awards based upon the 1-year FFO as Adjusted metric will be measured in January or February 2023 and will vest 50% at such time and 50% on the one-year anniversary thereof.

Timeline of the LTIP

Following is a timeline showing the timing of various events with respect to the 2019, 2020 and 2021 LTI Programs.


2019
2020
2021
2022
2023
2024
2019 LTIP (2019-2021)
1-Year FFO as Adjusted (30%)
1/2 vests: January or February 2020
1/2 vests: January or February 2021
3-Year Relative Cumulative TSR vs. Apartment Peers (35%)
Vests: January or February 2022
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index (20%)
Vests: January or February 2022
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers (15%)
Vests: January or February 2022
2020 LTIP (2020-2022)
2-Year Relative FFO as Adjusted Growth Rate vs. Apartment Peers (30%)
1/2 vests: January or February 2022
1/2 vests: January or February 2023
3-Year Relative Cumulative TSR vs. Apartment Peers (35%)
Vests: January or February 2023
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index (20%)
Vests: January or February 2023
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers (15%)
Vests: January or February 2023
2021 LTIP (2021-2023)
1-Year FFO as Adjusted (30%)
1/2 vests: January or February 2022
1/2 vests: January or February 2023
3-Year Relative Cumulative TSR vs. Apartment Peers (35%)
Vests: January or February 2024
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index (20%)
Vests: January or February 2024
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers (15%)
Vests: January or February 2024

Other Compensation

Retirement Plans

We have a retirement plan (the "401(k) Plan"), which is a defined contribution plan covering all eligible full-time employees. Under the 401(k) Plan, the Company makes discretionary profit sharing and matching contributions to the plan as approved by the Compensation Committee. Details regarding matching contributions for our named executive officers are set forth below under the Summary Compensation Table. UDR does not have a pension plan, a SERP or any similar arrangements.

Perquisites and Other Benefits

The primary perquisites that we offer to our named executive officers are Company-paid health insurance (including dental) consistent with other associates, life insurance, long-term disability insurance and accidental death and disability insurance. Our named executive officers participate in these benefit plans on the same terms as other employees. In addition to the group medical plans that we provide, we reimburse up to a maximum of $5,000 in expenses for annual physical exams for our named executive officers. To help us attract and retain qualified personnel, we also offer relocation benefits, but these benefits are individually negotiated when they occur.

We review our policies with respect to perquisites on a regular basis to consider whether the perquisites should be maintained and whether, or to what extent, it may be appropriate for us to discontinue particular perquisites or to require repayment of the cost of perquisites. During 2021, we did not change our policies with respect to perquisites that we offer to our CEO and other named executive officers.

2021 Supplemental Equity Award and Other Events

In December 2021, the Compensation Committee and the Board approved a performance-based supplemental equity award for Mr. Toomey. The award will be earned only upon the achievement of absolute common stock price hurdles over a four-year measurement period commencing December 5, 2022. The Committee and the board believe that the Award is important to retain Mr. Toomey, and to incentivize and reward Mr. Toomey for continued long-term stockholder value creation.

In approving the award, the Committee, with the advice of the Committee's independent compensation consultant, FPL, recognized the potential for continued strong growth in the value of the Company's shares of common stock. The Committee believed that it is important to create appropriate incentives for Mr. Toomey to continue to grow the value of the Company over the long term as well as to recognize Mr. Toomey's outstanding performance and successful track record with the Company. Mr. Toomey has been an industry leader serving as the former Global Chairman, and a current Trustee, Governor and Board member of the Urban Land Institute, a current member of the National Multi Housing Council (NMHC), and a current member of The Real Estate Roundtable. During his tenure with the Company up through the date of the grant, Mr. Toomey has been instrumental in repositioning the Company's portfolio, including the acquisition and disposition of approximately $21.2 billion in multifamily communities and development of approximately $4.5 billion in multifamily communities, which has led to an above average annual return of 13.7% for the Company's stockholders. In addition, during his tenure with the Company, the enterprise value of the Company has increased by approximately $20.9 billion, an increase of 454%, and its market capitalization has increased by approximately $16.5 billion, an increase of 1,299% (through December 3, 2021). In addition, the TSR of the Company has exceeded that of each of the FTSE Nareit Equity Apartments Index (by 386%), the FTSE Nareit Equity REITs Index (by 607%), and the S&P 500 (by 1,080%) during Mr. Toomey's tenure (through October 31, 2021) as shown below.


UDR Cumulative TSR Relative to Industry Benchmarks (Feb 2001 - Oct 2021)
1400%
1200%
1000%
800%
600%
400%
200%
0%
1317%
386%
932%
607%
710%
1080%
237%
UDR
FTSE Nareit Equity Apartments Index
FTSE Nareit Equity REITs Index
S&P 500

Substantial TSR and value outperformance during his tenure

The award as approved by the Committee and the Board is aligned with the interests of the Company's stockholders. The principal objective of the award is to link Mr. Toomey's long-term compensation opportunity with significant long-term stockholder value creation. The award requires significant stock price appreciation in order for Mr. Toomey to earn some or all of the award, consistent with the Company's overall pay-for-performance approach to executive compensation.

The award is structured to motivate extraordinary long-term performance, is entirely at risk, and correlates directly with the creation of long-term value for the Company's stockholders. As a result, the Committee believes that the award is directly aligned with the interests of the Company's stockholders. The Committee also believes that, because the maximum number of shares available under the award, assuming it vests in full and is converted into common stock of the Company, represented less than 0.1% of the shares outstanding as of the date of grant, the dilutive effect on the Company's stockholders is reasonable given the increase in stockholder value that would be represented by achievement of the stock price hurdles. If all of the common stock price hurdles were achieved during the performance period and Mr. Toomey would earn the entire award, the Company will have created approximately $8.7 billion in stockholder value, while the total value of the award would be less than 0.2% of that overall increase in stockholder value.

Mr. Toomey was awarded Class 2 Performance LTIP Units with a value of $7,000,000 based on the closing price on December 6, 2021 (the trading day following the grant date, which was not a trading day) of $57.47 as reported on the New York Stock Exchange for a share of the Company's common stock. The Class 2 Performance LTIP Units were granted at maximum, and will be earned only to the extent that the pre-established common stock price hurdles are achieved during the performance period. The Class 2 Performance LTIP Units will to the extent earned vest, subject to Mr. Toomey's continuing employment, on the fifth anniversary of the date of grant. The common stock price hurdles will be measured based on the closing price of the Company's common stock, which must be maintained at or above the common stock price hurdle for 20 consecutive trading days during the period beginning December 5, 2022 and ending on December 5, 2026. These Class 2 Performance LTIP Units were awarded under the 1999 Plan. Class 2 Performance LTIP Units structurally encourage long-term holding by the recipient, further aligning the interests of Mr. Toomey with the creation of stockholder value over a long-term timeframe. In addition, Class 2 Performance Units only have value to the extent the price of our common stock on the date the award is exercised exceeds the price of our common stock on the trading date following the grant date (which was not a trading day) of $57.47.

Consistent with the treatment of other equity awards under the 1999 Plan, upon a Class 2 Performance LTIP Unit holder's death or disability during his or her employment, all restrictions on outstanding awards shall lapse. In the event of a change of control of the Company, a Class 2 Performance LTIP Unit will vest only if the holder's employment or other service relationship with the Company is terminated by the Company without cause, or by the holder for good reason, in each case on or within 12 months following the date of a change of control. Further, all restrictions on outstanding awards that have been earned shall lapse upon the Company's termination of the holder's employment without cause or the holder's termination of employment for good reason. Otherwise, vesting of Class 2 Performance LTIP Units shall cease upon the date that the holder's employment is terminated for any other reason. Holders of Class 2 Performance LTIP Units have the same voting rights as limited partners holding OP Units in the Operating Partnership, with such units voting together as a single class with the holders of OP Units and having one vote per unit, and holders of such units shall not be entitled to approve, vote on or consent to any other matter.

The specified amount of the Class 2 Performance LTIP Units awarded to Mr. Toomey will be earned, and then vest on the fifth anniversary of the date of grant, only if the corresponding common stock price hurdles set forth in the following table are achieved, and the Company's common stock closing price is maintained at or above that common stock price hurdle for 20 consecutive trading days during the period beginning December 5, 2022 and ending on December 5, 2026.

Stock Price Hurdle	**Number of Performance Units Earned**
$60.00	195,883
$62.50	195.883
$67.50	195,883
$75.00	195,883
Total	783,532

Impact of COVID-19 to Our Performance and Executive Compensation

While not as impactful as in 2020, the pandemic did impact our 2021 operations, in particular the impact of COVID-19 in 2021 tested our ability to be flexible in adapting our operations to address changes in our business and the regulatory environment caused by COVID-19.

Notwithstanding the continued impact of COVID-19, we did not modify or adjust either our LTI or STI programs in 2021.

Procedures for Determining Compensation

Executive Compensation Decision-Making Process

The Compensation Committee

Our Compensation Committee is composed entirely of independent directors and is responsible for developing and administering compensation programs for: (1) our directors, (2) executive officers, including base salaries and short-term and long-term incentive compensation plans, and (3) all long-term incentive compensation plans for our associates. The board meets each year in executive session to discuss the individual director's evaluation of the CEO. After the board meets, the members of the Compensation Committee meet each year in executive session, without the CEO present, to evaluate the performance of our CEO. When evaluating the performance of our CEO, the Compensation Committee considers, among other materials, evaluations of our CEO that are provided by the members of the board. Our CEO makes recommendations to, and consults with, the Compensation Committee with respect to the compensation for the executive officers who report directly to our CEO. The Compensation Committee, in consultation with our CEO, each year sets the compensation for these executive officers and approves salary ranges for other executive officers.

Compensation Consultants

The Compensation Committee has the sole authority to retain and terminate any compensation consultants to be used to assist in establishing compensation for our executive officers and to approve such consultants' fees and other retention terms. The Compensation Committee selected FPL to serve as the Compensation Committee's independent compensation consultant for 2021.

FPL reports directly to the Compensation Committee and the Compensation Committee is free to replace FPL or to hire additional consultants from time to time. FPL does not have any conflict of interest with the Company, the members of the Compensation Committee or our executive officers.

As part of its engagement, FPL provided the Compensation Committee and our CEO with, among other things, analyses regarding market pay and composition of pay, which the Compensation Committee considered as part of its analysis of the compensation of our named executive officers. In addition, FPL reviewed the competitiveness of the pay levels of our named executive officers against pay levels for the diversified public REIT peer group. FPL also assists the Compensation Committee with respect to director compensation.

Advisory Vote on Executive Compensation

At the 2021 annual meeting of shareholders, the shareholders approved, on an advisory basis, the compensation of our named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, with 86.15% of votes cast voted in favor of the resolution. The Compensation Committee reviewed the final vote results for that resolution and the input we received from shareholder engagement, and as described above we have made changes to our executive compensation policies. While the vote on the compensation of our named executive officers is advisory, and therefore not binding on the Company, the Compensation Committee or our board, our board and our Compensation Committee value the opinions of our shareholders and, to the extent there is any significant vote against the named executive officer compensation, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. At our 2017 annual meeting, we conducted an advisory vote on the frequency of our advisory votes on executive compensation. Through that vote, our shareholders expressed a preference for an annual advisory vote on executive compensation, with 86% of votes cast in favor of an annual advisory vote on executive compensation. We have determined that our shareholders should cast an advisory vote on the compensation of our named executive officers on an annual basis. Accordingly, our board recommends that you vote "FOR" Proposal No. 2 at the annual meeting. For more information, see "Proposal No. 2 Advisory Vote on Executive Compensation" in this proxy statement.

Consideration of Market Data

Consistent with the Company's goal to provide compensation that remains competitive, the Compensation Committee considers the executive compensation practices of companies in a peer group selected in consultation with FPL as one of several factors used in setting compensation. The Compensation Committee does not target a specific percentile range within the peer group when determining a named executive officer's compensation. Instead, the Compensation Committee uses the market data provided by the peer group as one of several reference points useful for determining the form and amount of compensation.

The Compensation Committee reviews the peer group annually. The companies comprising the peer group must be publicly traded REITs based in the United States and of a size and equity market capitalization that are comparable to UDR.

For 2021, the peer group, which we refer to herein as either the "diversified public REIT peer group" or the "peer group," included the companies listed in the table below. The companies listed below consist of six apartment REITs and ten comparably-sized REITs in other property sectors, recognizing that UDR competes with all REITs for executive talent and capital. For 2021 Digital Realty Trust, Inc., Federal Realty Investment Trust, Host Hotels & Resorts, Inc. and Regency Centers Corporation were removed from the Peer Group and were replaced by Duke Realty Corporation, Healthpeak Properties, Inc. Medical Properties Trust and Vornado Realty Trust.

Peer Group Company	NYSE Symbol	Equity Market Capitalization December 31, 2021[1]	Enterprise Value December 31, 2021[1]	2021 Fiscal Year End Total Assets	NAREIT Property Sector
		(In millions)	(In millions)	(In millions)	
American Campus Communities, Inc.	ACC	$ 8,005	$12,239	$ 7,575	Residential
Apartment Investment and Management Company[2]	AIV	$ 8,582	$12,815	$ 6,440	Apartments
AvalonBay Communities Inc.	AVB	$35,241	$43,021	$19,902	Apartments
Camden Property Trust	CPT	$18,548	$21,461	$ 7,977	Apartments
Duke Realty Corporation	DRE	$25,245	$28,755	$10,446	Industrial
Equity Residential	EQR	$35,103	$44,020	$21,169	Apartments
Essex Property Trust, Inc.	ESS	$23,730	$31,099	$12,998	Apartments
Extra Space Storage	EXR	$31,657	$37,862	$10,474	Storage
Healthpeak Properties, Inc.	PEAK	$19,720	$25,732	$15,258	Healthcare
Invitation Homes Inc.	INVH	$27,173	$34,437	$18,538	Residential
Medical Properties Trust	MPW	$14,089	$25,553	$20,520	Healthcare
Mid-America Apartment Communities, Inc.	MAA	$27,198	$31,827	$11,285	Apartments
Realty Income Corporation	O	$40,540	$49,504	$43,138	Net Lease
SL Green Realty	SLG	$ 5,092	$16,511	$11,067	Office
Sun Communities, Inc.	SUI	$25,726	$30,932	$13,494	Residential
Vornado Realty Trust	VNO	$ 8,564	$21,023	$17,267	Office
Peer Average		**$22,138**	**$29,174**	**$15,472**	
Peer Median		**$24,488**	**$29,844**	**$13,246**	
UDR		**$20,686**	**$26,532**	**$10,775**	
UDR Rank (out of 17)		**10**	**10**	**12**	

[1] Equity Market Capitalization and Enterprise Value based upon data from KeyBanc Capital Markets as of December 31, 2021, except for UDR which is calculated internally.

[2] In December 2020, Apartment Investment and Management Company completed a transaction pursuant which resulted in a division into two public companies, Apartment Investment and Management Company and Apartment Income REIT Corp. The data for the two companies is combined in the above table.

Other Items

Severance, Change of Control and Other Arrangements

We provide a description of the change of control provisions and the death, disability and retirement provisions in the 1999 Plan and our policy with respect to severance benefits, below under "Post-Employment Compensation –Severance, Change of Control and Other Arrangements.

Accounting and Tax Effects

Among many factors, the impact of accounting treatment is considered in developing and implementing our compensation programs generally, including the accounting treatment as it applies to amounts awarded or paid to our executives. The impact of federal tax laws on our compensation programs is also considered.

The Compensation Committee has sought to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, and therefore the Compensation Committee has not adopted a policy that all compensation must be deductible on our federal income tax returns, and has reserved the right to adopt a policy, or may change any policy it does adopt, as it deems necessary. The Compensation Committee will continue to consider the tax deductibility of compensation as just one of many factors in determining the appropriate amount and form of compensation for our named executive officers.

The impact of Section 409A of the Code is also taken into account. The 1999 Plan has been designed to comply with the requirements of Section 409A of the Code so as to avoid possible adverse tax consequences that may result from noncompliance.

Equity Granting Process

Grants of stock options, restricted stock, restricted stock units, LTIP Units, Performance LTIP Units and other equity awards to our executive officers and other employees are approved by the Compensation Committee at regularly scheduled meetings, or occasionally by unanimous written consent. If approval is made at a meeting, the grant date of the award is the date of the meeting or a future date; if approval is by unanimous written consent, the grant date of the award is the day the last Compensation Committee member signs the written consent or a future date.

We have no practice of timing grants of stock options, restricted stock, restricted stock units, LTIP Units, Performance LTIP Units or other equity awards to coordinate with the release of material non-public information, nor have we timed the release of material non-public information for the purpose of affecting the value of any named executive officer compensation.

Stock Ownership Guidelines

To align the interests of our executive officers with the interests of our shareholders, each of our executive officers is required to comply with our Executive Stock Ownership Guidelines. These guidelines require our executive officers to own a specified number of shares of the Company's common stock as determined by the executive officer's position within four years of the date of the executive officer's appointment. The individual guidelines are as follows:

- 110,000 shares for the Chairman and CEO and the President,

- 50,000 shares for any Executive Vice President (or equivalent), and

- 20,000 shares for any Senior Vice President (or equivalent).

All of our named executive officers serving as of the end of 2021 are in compliance with the Executive Stock Ownership Guideline applicable to their position. The Governance Committee may, from time to time, re-evaluate and revise these guidelines to give effect to changes in the price of our common stock or our capitalization.

Stock that counts towards satisfaction of the ownership guidelines include:

- shares owned outright by the participant or his or her immediate family members residing in the same household,

- vested restricted stock,

- vested LTIP Units, and

- shares into which OP Units in the Operating Partnership may be redeemed for shares of common stock.

A copy of our Executive Stock Ownership Guidelines may be found on our corporate governance page on our website at ir.udr.com. To access the guidelines on our website at ir.udr.com, click on "Corporate Governance" and then click on "Governance Documents."

Hedging, Pledging and Short-Term Speculative Transactions

We prohibit any Company personnel, which includes directors, officers and all other employees of the Company, from engaging in any short-term, speculative securities transactions, engaging in short sales, buying or selling put or call options, trading in options (other than those granted by the Company) and engaging in hedging transactions. We also prohibit purchasing securities on margin or pledging securities as collateral without the prior approval of our Corporate Compliance Officer or Chief Executive Officer.

Policy on Recoupment of Performance-Based Incentives

Our Compensation Committee adopted the Policy on Recoupment of Performance-Based Incentives, which applies to our executive officers, including our named executive officers, and their performance-based incentive compensation beginning with their compensation for the 2010 fiscal year. This policy provides that if the board determines that the Company's financial statements are required to be restated as a result of fraud committed by an executive officer, the board may seek to recoup any portion of the performance-based awards that the executive officer would not have received if the Company's financial results had been reported properly. The board administers the policy and determines, in its sole discretion, the amount of the performance-based award to be recouped. To access the guidelines on our website at ir.udr.com, click on "Corporate Governance" and then click on "Governance Documents."

Executive Compensation Tables

Summary Compensation Table

The executive officers named in the table below are referred to in this proxy statement as the "named executive officers." The table below summarizes for each of the named executive officers the compensation amounts paid or earned for the fiscal years ended December 31, 2019, December 31, 2020 and December 31, 2021.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Option Awards[1] ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change In Pension Value and Nonqualified Deferred Compensation Earnings (h)	All Other Compensation ($) (i)	Total ($) (j)
Thomas W. Toomey[2] Chief Executive Officer	2021	800,000	-0-	13,384,611	-0-	-0-	-0-	43,722	14,228,383
	2020	800,000	-0-	5,547,860	-0-	-0-	-0-	46,519	6,394,379
	2019	800,000	-0-	5,473,055	-0-	-0-	-0-	34,679	6,307,734
Jerry A. Davis[3] Former President	2021	387,500	-0-	-0-	-0-	-0-	-0-	16,175	403,675
	2020	650,000	-0-	3,115,743	-0-	-0-	-0-	15,920	3,781,663
	2019	650,000	450,000	2,628,609	-0-	-0-	-0-	19,845	3,748,454
Harry G. Alcock[4] Senior Vice President - Chief Investment Officer	2021	500,000	-0-	2,170,751	-0-	275,000	-0-	17,958	2,963,709
	2020	500,000	-0-	2,869,024	-0-	-0-	-0-	17,441	3,386,465
	2019	500,000	550,000	2,223,344	-0-	-0-	-0-	16,781	3,290,125
Joseph D. Fisher[5] Senior Vice President - Chief Financial Officer	2021	500,000	-0-	2,547,388	-0-	-0-	-0-	17,984	3,065,372
	2020	450,000	-0-	2,412,942	-0-	-0-	-0-	17,441	2,880,383
	2019	450,000	400,000	1,592,995	-0-	-0-	-0-	19,581	2,462,576
Michael D. Lacy[6] Senior Vice President - Property Operations	2021	400,000	-0-	877,736	-0-	412,500	-0-	21,227	1,711,463
	2020	300,000	600,000	236,240	-0-	-0-	-0-	20,714	1,156,954
	2019								

(1) The dollar amounts reflected in the "Stock Awards" column represent the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of grants of shares and units that vest over multiple years. For information regarding the valuation assumptions used in computing grant date fair value, refer to the note entitled "Employee Benefit Plans" in the Notes to our Consolidated Financial Statements included in our Annual Reports on Form 10-K for the fiscal years ended December 31, 2021, 2020 and 2019, as applicable.

(2) "Stock Awards" for 2021 includes the aggregate grant date fair value of Class 2 Performance LTIP Units awarded under the Company's short-term and long-term incentive programs. The threshold, target and maximum for these awards were determined prior to the grant date, and the amount of the awards with respect to the portion of the awards with a 1-year performance period was determined in February 2022 based upon the achievement of the performance metrics and the portion of the long-term award with a 3-year performance period will be determined in January or February of 2024. The maximum amount of the awards was $2,800,000 for the short-term award and $8,400,000 for the long-term award. In addition, "Stock Awards" for 2021 includes an incremental retention grant of $7,000,000 as further described in page 61. "All Other Compensation" includes $7,980 for Company paid health insurance (including dental) in 2021, $623 for Company paid life insurance, accidental death and disability insurance and disability insurance in 2021, $8,700 for the Company funded non-discretionary 401(k) Plan matching contribution and $26,469 for rent discount.

(3) No "Stock Awards" were granted for 2021. "All Other Compensation" includes $11,657 for Company paid health insurance (including dental) in 2020, $618 for Company paid life insurance, accidental death and disability and disability insurance in 2021 and $3,900 for the Company funded non-discretionary 401(k) Plan matching contribution. Mr. Davis resigned as Chief Operating Officer effective December 31, 2020 and as President effective December 31, 2021.

(4) "Stock Awards" for 2021 includes the aggregate grant date fair value of restricted stock, Class 2 LTIP Units, and Class 2 Performance LTIP Units awarded under the Company's short-term and long-term incentive programs. The threshold, target and maximum for these awards were determined prior to the grant date, and the amount of the awards with respect to the portion of the awards with a 1-year performance period was determined in February 2022 based upon the achievement of the performance metrics, and the portion of the long-term award with a 3-year performance period will be determined in January or February of 2024. The maximum amount of the awards was $2,200,000 for the short-term award and $2,500,000 for the long-term award. "All Other Compensation" includes $11,535 for Company paid health insurance (including dental) in 2021, $623 for Company paid life insurance, accidental death and disability and disability insurance in 2021 and $5,800 for the Company funded non-discretionary 401(k) Plan matching contribution.

(5) "Stock Awards" for 2021 includes the aggregate grant date fair value of Class 2 Performance LTIP Units awarded under the Company's short-term and long-term incentive programs. The threshold, target and maximum for these awards were determined prior to the grant date, and the amount of the awards with respect to the portion of the awards with a 1-year performance period was determined in February 2022 based upon the achievement of the performance metrics, and the portion of the long-term award with a 3-year performance period will be determined in January or February of 2024. The maximum amount of the awards was $2,200,000 for the short-term award and $2,500,000 for the long-term

award. "All Other Compensation" includes $11,535 for Company paid health insurance (including dental) in 2021, $623 for Company paid life insurance, accidental death and disability and disability insurance in 2021 and $5,826 for the Company funded non-discretionary 401(k) Plan matching contribution.

[6] "Stock Awards" for 2021 includes the aggregate grant date fair value of Class 2 LTIP Units and Class 2 Performance LTIP Units awarded under the Company's short-term and long-term incentive programs. The threshold, target and maximum for these awards were determined prior to the grant date, and the amount of the awards with respect to the portion of the awards with a 1-year performance period was determined in February 2022 based upon the achievement of the performance metrics, and the portion of the long-term award with a 3-year performance period will be determined in January or February of 2024. The maximum amount of the awards was $1,100,000 for the short-term award and $950,000 for the long-term award. In addition, "Stock Awards" for 2021 includes an incremental retention grant of $200,000 that was paid in restricted stock and vests over a four-year period. The restricted stock was priced at $41.96, which was the closing sales price of our common stock on February 18, 2021, the date of grant. "All Other Compensation" includes $11,658 for Company paid health insurance (including dental) in 2021, $869 for Company paid life insurance, accidental death and disability and disability insurance in 2021 and $8,700 for the Company funded non-discretionary 401(k) Plan matching contribution. Mr. Lacy was not a named executive officer in 2019.

Grants of Plan-Based Awards Table

The following table provides information concerning each grant of a plan-based award made to a named executive officer in the 2021 fiscal year.

Name (a)	Award Type (b)	Grant Date (c)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (j)	All Other Option Awards: Number of Securities Underlying Options (k)	Exercise or Base Price of Option Awards ($/Sh) (l)	Grant Date Fair Value of Stock and Option Awards (m)
			Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)				
Thomas W. Toomey	STI	1/4/2021	-	-	-	130,841	261,682	523,364	—	—	—	$ 1,324,119
	LTI	1/4/2021				392,524	785,047	1,570,094	—	—	—	$ 5,063,551
	Retention	12/6/2021							783,532			$ 6,996,941
Harry G. Alcock	STI	1/4/2021	$137,500	$275,000	$550,000	55,134	110,267	220,534	—	—	—	$ 795,191
	LTI	1/4/2021				66,892	133,783	267,566	—	—	—	$ 1,375,560
Joseph D. Fisher	STI	1/4/2021	-	-	-	102,804	205,607	411,214	—	—	—	$ 1,040,378
	LTI	1/4/2021				116,823	233,645	467,290	—	—	—	$ 1,507,010
Michael D. Lacy	STI	1/4/2021	$206,250	$412,500	$825,000	12,851	25,701	51,402	—	—	—	$ 130,048
	LTI	1/4/2021				34,906	69,812	139,624	—	—	—	$ 547,707
	Retention	2/18/2021							4,766	—	—	$ 199,981

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Long Term Incentive Compensation

The 2021 LTI Program covers consecutive, rolling three-year tranches (each consisting of 36 months) for an indefinite period. LTIP Units and Performance LTIP Units are each a class of partnership interests in the Operating Partnership and serve as a form of equity-based award for our annual long-term incentive equity compensation. LTIP Units and Performance LTIP Units are designed to qualify as "profits interests" in the Operating Partnership for federal income tax purposes, meaning that initially they are not economically equivalent in value to a share of our common stock, but over time can increase in value to one- for-one parity with common stock by operation of special tax rules applicable to profits interests. LTIP Units and Performance LTIP Units are designed to offer executives a long-term incentive comparable to restricted stock or restricted stock units, while allowing them to enjoy a potentially more favorable income tax treatment. Performance Units, once vested and exercised, convert to LTIP Units. (For further information regarding LTIP Units and Performance LTIP Units see page 50.) Each LTIP Unit awarded is deemed equivalent to an award of one share of common stock reserved under our 1999 Plan. The key difference between LTIP Units and restricted stock is that, at the time of award, LTIP Units do not have full economic parity with an OP Unit, but can achieve such parity over time upon the occurrence of specified events in accordance with partnership tax rules. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP Units is less than the value of an equal number of shares of our common stock. In addition, Performance LTIP Units only have value to the extent the price of our common stock on the date the Performance LTIP Unit is exercised, exceeds the price of our common stock on the date of grant.

During the applicable performance period, holders of LTIP Units or Performance LTIP Units will receive distributions equal to one-tenth (1/10th) for Class 2 Performance LTIP Units or two percent (2%) for Performance LTIP Units of the amount of regular quarterly distributions paid on an OP Unit, but will not receive any special distributions. After the end of the performance period, holders of earned LTIP Units, both vested and unvested, will be entitled to receive distributions in an amount per LTIP Unit equal to the distributions, both regular and special, payable on an OP Unit (which equal per share dividends (both regular and special) on our common stock). Performance LTIP Units do not receive full distributions until such time as they can be and are exercised for LTIP Units. LTIP Units awarded with time-based vesting conditions only, both vested and unvested, are entitled to receive distributions in an amount per LTIP Unit equal to the distributions, both regular and special, payable on an OP Unit.

In October 2020, the named executive officers were permitted to elect to receive Class 2 LTIP Units or Performance LTIP Units in lieu of performance-based restricted stock units, and upon the elections of the named executive officers, the Compensation Committee awarded Class 2 LTIP Units and Class 2 Performance LTIP Units to the electing named executive officers pursuant to the 2021 LTI Program. Subject to the conditions set forth in the Eleventh Amendment to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership and subject to the vesting conditions specified with respect to each Class 2 LTIP Unit (described below), each Performance LTIP Unit may be exercised for a Class 2 LTIP Unit and each Class 2 LTIP Unit may be converted, at the election of the holder, into an OP Unit of the Operating Partnership provided that such Class 2 LTIP Unit has been outstanding for at least two years from the date of grant. A holder of OP Units has the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption. However, the Operating Partnership's obligation to pay the cash amount is subject to the prior right of the Company to acquire such OP Units in exchange for either the cash amount or shares of our common stock.

The Class 2 LTIP Units and Class 2 Performance LTIP Units are granted at maximum, and will vest only to the extent that pre-established performance metrics are met for the applicable performance period, subject to continuing employment. The 2021 LTI program award opportunity for the three-year performance period which commenced in 2021 has two separate tranches with different performance periods and vesting schedules, as follows: (i) 30% of the award opportunity has an FFO as Adjusted performance period of one year with the intent that one-half would vest in February 2022 and one-half would vest in February 2023; (ii) 35% of the award opportunity has a 3-year relative cumulative TSR versus apartment peers metric and will vest on the date the Compensation Committee determines performance in January or February of 2024; (iii) 20% of the award has a 3-year relative cumulative TSR versus the NAREIT Equity Total Return Index metric and will vest on the date the Compensation Committee determines performance in January or February of 2024; and (iv) 15% of the award opportunity has a 3-year FFO as Adjusted Growth Rate versus apartment peers metric and will vest on the date the Compensation Committee determines performance in January or February of 2024. In this way, the vesting conditions for the Class 2 LTIP Units and Class 2 Performance LTIP Units are comparable to the vesting conditions applicable to our performance-based restricted stock units. Consistent with the treatment of other equity awards under the 1999 Plan, upon a Class 2 LTIP Unit and Class 2 Performance LTIP Units holder's death or disability during his or her employment, or in the event of a change of control as described below, all restrictions on outstanding awards shall lapse; otherwise, vesting shall cease upon the date that employment is terminated for any other reason. Holders of Class 2 LTIP Units have the same voting rights as limited partners holding OP Units in the Operating Partnership, with the LTIP Units voting together as a single class with the OP Units and having one vote per LTIP Unit, and holders of LTIP Units shall not be entitled to approve, vote on or consent to any other matter.

Matching 401(k) Contributions

In 2021, Messrs. Toomey, Davis, Alcock, Fisher and Lacy each received a non-discretionary 401(k) matching contribution made by us in the amount of $8,700, $3,900, $5,800, $5,826 and $8,700, respectively. In 2020, Messrs. Toomey, Davis, Alcock, Fisher and Lacy each received a non-discretionary 401(k) matching contribution made by us in the amount of $8,550, $3,900, $5,700, $5,700 and $8,550, respectively. In 2019, Messrs. Toomey, Davis, Alcock and Fisher each received a non-discretionary 401(k) matching contribution made by us in the amount of $8,400, $8,400, $5,600 and $8,400, respectively.

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of the end of the 2021 fiscal year:

Name (a)	Number of Securities Underlying Unexercised Option (#) Exercisable (b)	Number of Securities Underlying Unexercised Option (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Thomas W. Toomey						—	—	523,364	$12,110,643[2]
						—	—	92,880	5,571,871[1]
						—	—	53,071	3,183,729[1]
						—	—	39,807	2,388,022[1]
						—	—	58,369	3,501,556[1]
						—	—	75,642	4,537,764[1]
						—	—	43,224	2,593,008[1]
						—	—	32,422	1,944,996[1]
						—	—	471,030	10,899,634[2]
						—	—	549,532	12,716,170[2]
						—	—	314,018	7,266,377[2]
						—	—	235,514	5,449,794[2]
						—	—	783,532	1,974,501[2]
Jerry A. Davis						6,940	$ 416,331	—	—
						—	—	36,486	$ 2,188,795[1]
						—	—	20,850	1,250,792[1]
						—	—	15,640	938,244[1]
						—	—	22,932	1,375,691[1]
						—	—	29,713	1,782,483[1]
						—	—	16,977	1,018,450[1]
						—	—	12,734	763,913[1]

Name (a)	Number of Securities Underlying Unexercised Option (#) Exercisable (b)	Number of Securities Underlying Unexercised Option (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Harry G. Alcock						8,482	$ 508,835	—	—
						—	—	27,644	$1,658,364[1]
						—	—	15,794	947,482[1]
						—	—	11,850	710,882[1]
						—	—	7,645	458,624
						—	—	205,608	4,757,769[2]
						—	—	17,371	1,042,086[1]
						—	—	22,513	1,350,555[1]
						—	—	12,863	771,651[1]
						—	—	9,646	578,664[1]
						—	—	11,113	666,669[1]
						—	—	14,845	890,552[1]
						—	—	8,487	509,135[1]
						—	—	6,361	381,596[1]
						—	—	70,094	1,621,975[2]
						—	—	81,776	1,892,297[2]
						—	—	46,728	1,081,286[2]
						—	—	35,046	810,964[2]
Joseph D. Fisher						6,169	$ 370,078	—	—
						—	—	24,325	$1,459,257[1]
						—	—	13,902	833,981[1]
						—	—	10,423	625,276[1]
						—	—	411,214	9,515,492[2]
						—	—	15,286	917,007[1]
						—	—	19,812	1,188,522[1]
						—	—	11,322	679,207[1]
						—	—	8,494	509,555[1]
						—	—	140,186	3,243,904[2]
						—	—	163,552	3,784,593[2]
						—	—	93,458	2,162,618[2]
						—	—	70,094	1,621,975[2]

Name (a)	Number of Securities Underlying Unexercised Option (#) Exercisable (b)	Number of Securities Underlying Unexercised Option (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Michael D. Lacy						656	$ 39,353	—	—
						976	58,550	—	—
						4,766	285,912	—	—
						—	—	874	$ 52,431
						—	—	500	29,995
						—	—	376	22,556
						—	—	1,932	115,901[1]
						—	—	1,106	66,349[1]
						—	—	830	49,792[1]
						—	—	51,402	1,189,442[2]
						—	—	777	46,612
						—	—	908	54,471
						—	—	521	31,255
						—	—	391	23,456
						—	—	1,563	93,764[1]
						—	—	2,030	121,780[1]
						—	—	1,157	69,408[1]
						—	—	870	52,191[1]
						—	—	2,112	126,699[1]
						—	—	2,820	169,172[1]
						—	—	1,613	96,764[1]
						—	—	1,207	72,408[1]
						—	—	39,954	924,536[2]
						—	—	46,612	1,078,602[2]
						—	—	26,636	616,357[2]
						—	—	19,976	462,245[2]

[1] STI and LTIP Units granted at maximum including estimated dividend equivalent shares, subject to forfeiture based upon final performance.

[2] Performance LTIP Units granted at maximum, subject to forfeiture based upon final performance represented at December 31, 2021, close price less strike price at issuance.

The following table provides grant and vesting dates as of December 31, 2021 for each of the unvested stock awards listed in the table above:

	Grant Date	Unvested Shares or Units	Vesting Date
Thomas W. Toomey	1/2/2019	185,758	vests in 2/2022
	1/2/2020	58,369	1/2 vests in 2/2022 and 2/2023
	1/2/2020	151,288	vests in 2/2023
	1/4/2021	523,364	vests in 2/2022
	1/4/2021	471,030	1/2 vests in 2/2022 and 2/2023
	1/4/2021	1,099,064	vests in 2/2024
	12/6/2021	783,532	vests in 12/2026
Jerry A. Davis	1/2/2019	72,976	vests in 2/2022
	1/2/2020	82,356	vests in 2/2022
	2/6/2020	6,940	vests in 2/2022
Harry G. Alcock	1/2/2019	55,288	vests in 2/2022
	1/2/2020	17,371	1/2 vests in 2/2022 and 2/2023
	1/2/2020	45,022	vests in 2/2023
	2/6/2020	8,482	1/3 vests in 2/2022, 2/2023 and 2/2024
	1/4/2021	213,253	vests in 2/2022
	1/4/2021	81,207	1/2 vests in 2/2022 and 2/2023
	1/4/2021	193,243	vests in 2/2024
Joseph D. Fisher	1/2/2019	48,650	vests in 2/2022
	1/2/2020	15,286	1/2 vests in 2/2022 and 2/2023
	1/2/2020	39,628	vests in 2/2023
	2/6/2020	6,169	1/3 vests in 2/2022, 2/2023 and 2/2024
	1/4/2021	411,214	vests in 2/2022
	1/4/2021	140,186	1/2 vests in 2/2022 and 2/2023
	1/4/2021	327,104	vests in 2/2024
Michael D. Lacy	1/2/2018	656	vests in 2/2022
	1/2/2019	976	1/2 vests in 1/2022 and 2/2023
	1/2/2019	5,618	vests in 2/2022
	1/2/2020	2,340	1/2 vests in 2/2022 and 2/2023
	1/2/2020	5,877	vests in 2/2023
	2/18/2021	4,766	1/4 vests in 2/2022, 2/2023, 2/2024 and 2/2025
	1/4/2021	51,402	vests in 2/2022
	1/4/2021	42,066	1/2 vests in 2/2022 and 2/2023
	1/4/2021	98,864	vests in 2/2024

Stock Vested

The following table provides information concerning vesting of stock during the 2021 fiscal year for each of the named executive officers:

Name (a)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Thomas W. Toomey	163,799	$ 6,794,750
Jerry A. Davis	66,489	$ 2,774,233
Harry G. Alcock	68,260	$ 2,851,263
Joseph D. Fisher	60,827	$ 1,404,620
Michael D. Lacy	6,429	$ 258,937

Pension Benefits Table

We do not have any pension plans for our associates. We do have a 401(k) plan and our matching contributions are included in the Summary Compensation Table under the heading "All Other Compensation."

Nonqualified Deferred Compensation Table

We do not have any nonqualified deferred compensation plans for our associates.

Employment and Other Agreements

We do not have employment agreements or arrangements with any of our named executive officers other than the agreements and compensation programs described elsewhere in this proxy statement.

In November 2016, we entered into an aircraft time-share agreement with Mr. Toomey, which replaced a prior agreement entered into in December 2011. This agreement was amended and restated in February 2019. Under the aircraft time-share agreement, we have agreed to lease an aircraft that we own and an aircraft in which we own a fractional interest, including crew and flight services, to Mr. Toomey for personal flights from time to time upon his request. Mr. Toomey will pay us a lease fee as may be set by the board from time to time for the flight expenses that may be charged under applicable regulations. We will invoice Mr. Toomey on the last day of the month in which any respective flight occurs. The aircraft time-share agreement will remain in effect until terminated by either party upon ten days' prior written notice. The agreement automatically terminates upon the date Mr. Toomey is no longer employed by us.

In 2021, Mr. Toomey paid us $307,302 for aircraft lease payments as contemplated by the agreement.

Post-Employment Compensation — Severance, Change of Control and Other Arrangements

Change of Control. Under the provisions of our 1999 Plan, all outstanding options, stock appreciation rights, LTIP Units, Performance LTIP Units, and other awards that may be exercised generally become fully exercisable and all restrictions on outstanding awards will lapse upon the occurrence of a change of control unless otherwise provided in the award agreement. "Change of control" is defined in the Plan as (1) a merger or consolidation in which we are not the surviving entity, except for a transaction the principal purpose of which is to change the state in which we are incorporated; (2) the transfer or sale of all or substantially all of our assets other than to an affiliate or subsidiary of ours; (3) the liquidation of our Company; (4) the acquisition by any person, or by a group of persons acting in concert, of more than 50% of our outstanding voting securities, which results in the resignation or addition of 50% or more independent members of our board; (5) certain reverse mergers in which the Company is the surviving entity or (6) a change in the composition of the board over a period of 12 months or less such that a majority of the board ceases, by reason of one or more contested elections, to be comprised of individuals who are "continuing directors" (as defined in the Plan). For grants made in 2021 and thereafter, the Plan provides that in order for the restrictions to lapse the employment of the recipient also must be terminated, other than without cause or for good reason, within 12 months of the date of the change of control. The Plan also provides an exception to the rule that the Compensation Committee may provide that unexercised awards will expire in the event of a change in control if the change in control results from a change in the composition of the board, including a change in the composition of the board resulting from the acquisition of more than 50% of the Company's outstanding voting securities.

If a change in control occurred effective as of December 31, 2021, the value of the cash payments and the benefits provided (based on the exercise of options and the release of restrictions on previously granted stock awards) to each of the named executive officers who were employed by us as of December 31, 2021 and the named executive officer's employment were terminated, would have been as follows:

Name	Cash Payments	Value of Outstanding Options	Value of Outstanding Restricted Stock Awards	Total
Thomas W. Toomey	—	—	$74,138,065	$74,138,065
Jerry A. Davis	—	—	$ 9,734,697	$ 9,734,697
Harry G. Alcock	—	—	$20,639,385	$20,639,385
Joseph D. Fisher	—	—	$26,911,465	$26,911,465
Michael D. Lacy	—	—	$ 5,950,001	$ 5,950,001

Death, Disability or Retirement. Our 1999 Plan provides that, unless otherwise provided in the award agreement, upon a participant's death, disability or retirement, all outstanding options, stock appreciation rights and other awards that may be exercised shall become fully exercisable, and all restrictions on outstanding stock awards shall lapse. If the death, disability or retirement of each of our named executive officers who were employed by us as of December 31, 2021, occurred as of December 31, 2021, the benefits provided (based upon the exercise of options and the release of restrictions on previously granted stock awards) would have been as follows:

Name	Value of Outstanding Options	Value of Outstanding Restricted Stock Awards	Total
Thomas W. Toomey	—	$74,138,065	$74,138,065
Jerry A. Davis	—	$ 9,734,697	$ 9,734,697
Harry G. Alcock	—	$20,639,385	$20,639,385
Joseph D. Fisher	—	$26,911,465	$26,911,465
Michael D. Lacy	—	$ 5,950,001	$ 5,950,001

Severance Benefits. We currently do not have any contractual severance arrangements with our named executive officers.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median annual total compensation of all of our employees and the annual total compensation of Mr. Toomey. For fiscal 2021, the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) was $76,519, and the annual total compensation of Mr. Toomey, as reported in the Summary Compensation Table included elsewhere in this Proxy Statement, was $14,228,383. Based on this information, for fiscal 2021, the ratio of the annual total compensation of Mr. Toomey to the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) was 186 to 1. As discussed on pages 61 through 62, Mr. Toomey received a supplemental equity award in 2021. Without the supplemental award, Mr. Toomey's total compensation would have been $7,231,442 and the ratio of the annual total compensation of Mr. Toomey to the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) would be 95 to 1.

The ratio of the annual total compensation of Mr. Toomey to the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) presented above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. This ratio is not comparable to the ratio reported by other public companies, because each company uses its own assumptions, methodologies and estimates when computing the ratio.

To identify the median of the annual total compensation of all our employees, other than Mr. Toomey, as well as to determine the annual total compensation of our median employee and Mr. Toomey, we took the following steps:

- We determined that, as of December 28, 2021, our employee population consisted of approximately 1,241 individuals, with all of these individuals located in the United States. This population consisted of our full-time, part-time, and temporary employees, and does not include any independent contractors that we have engaged.

- To identify the median employee from our employee population, we compared the amount of total compensation (consisting of salaries, rent discounts, 401(k) matching, benefits paid by us, commissions, bonuses and incentive plan awards) of our employees as reflected in our payroll records as of December 28, 2021. We identified our median employee using this compensation measure, which was consistently applied to all employees included in the calculation.

- Once we identified our median employee, we combined all of the elements of such employee's compensation for fiscal 2021 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S- K, resulting in annual total compensation of $76,519.

- For the annual total compensation of Mr. Toomey, we used the amount reported in the "Total" column (column (j)) of our 2021 Summary Compensation Table included in this proxy statement.

This information is being provided for compliance purposes. Neither the Compensation Committee nor the management of the Company used the pay ratio measure in making compensation decisions.

Equity Compensation Plan Information

The following table provides information about shares of our common stock that we may issue upon the exercise of options, warrants and rights under our existing equity compensation plans. All information is provided as of December 31, 2021. Our 1999 Plan is our only shareholder approved equity compensation plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by the security holders	—	$—	16,743,907
Equity compensation plans not approved by the security holders	—	—	—
Total	—	$—	16,743,907



Proposal No. 3
Ratification of Appointments of Independent Auditors

Ernst & Young LLP, served as our independent registered public accounting firm, and audited our financial statements for fiscal 2021. Our Audit Committee has selected Ernst & Young LLP to audit our financial statements for fiscal 2022. We expect that a representative of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to answer any appropriate questions from shareholders.

Vote Required and Board of Directors' Recommendation

Although it is not required to do so, the board is submitting the Audit Committee's selection of our independent registered public accounting firm for ratification by the shareholders at the meeting in order to ascertain the view of our shareholders regarding such selection. The affirmative vote of a majority of the votes cast at the meeting will be required to approve this proposal. In the event the shareholders do not ratify this appointment, the Audit Committee will reconsider its selection, but still may determine that the appointment of our independent registered public accounting firm is in the best interests of the Company and its shareholders. Even if the appointment is ratified by the shareholders, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

 Our board recommends that the shareholders vote **"FOR"** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2022.

Audit Matters

Audit Fees

In connection with the audit of the 2021 financial statements, we entered into an engagement agreement with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for us.

The following table sets forth the aggregate fees billed or to be billed by Ernst & Young LLP for the following services during fiscal 2021 and fiscal 2020:

Description of Services	2021	2020
Audit Fees[1]	$1,634,700	$1,512,986
Audit-Related Fees[2]	—	—
Tax Fees[3]	46,922	36,928
All Other Fees	—	—
Total	$1,681,622	$1,549,914

[1] Audit fees consist of fees for the audit and review of the Company's consolidated financial statements, acquisition audits, statutory audits, comfort letters, consents, debt covenant letters and assistance with and review of documents filed with the SEC.

[2] Audit-related fees consist of fees for audit-related services for partnership and benefit plan audits, review of proxy materials, accounting advice in connection with specific transactions, internal control reviews and various attestation engagements.

[3] Tax fees consist of fees for tax compliance, tax advisory services (1031 and state planning) and tax planning.

Pre-Approval Policies and Procedures

The charter of the Audit Committee provides that the Audit Committee is responsible for the pre-approval of all audit and permitted non-audit services to be performed for the Company by the independent auditors. All of the fees paid to the independent auditors that are shown in the chart above for 2021 were approved by the Audit Committee in accordance with the procedures described below.

The Audit Committee reviews at its meetings audit and non-audit services proposed to be provided by the independent registered public accounting firm. The Committee has delegated to the Chair, or an alternate member of the Audit Committee, the authority to grant pre-approvals if either deems it necessary or appropriate to consider a pre-approval request without a meeting of the full Audit Committee. Pre-approvals by the Chair or alternate member are reviewed with the Audit Committee at its next regularly scheduled meeting.

In considering the pre-approval of proposed audit or non-audit services by the independent auditors, management reviews with the Audit Committee or its delegate, a description of and the budget for the proposed service and the reasons that the independent auditors are being requested to provide the services, including any possible impact on the independence of the independent auditors. Additional Audit Committee approval is required if the pre-approved services exceed the pre-approved budgeted amount for the services.

Audit Committee Report

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Audit Committee has reviewed and discussed our unaudited financial statements for the quarters ended March 31, June 30 and September 30, 2021 and our December 31, 2021 audited financial statements with management and with Ernst & Young LLP, our independent accountants. Each member of the Audit Committee is "independent" in accordance with the applicable corporate governance listing standards of the NYSE.

The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board.

In addition, the Audit Committee has received from Ernst & Young LLP the written disclosures required by Rule 3526 of the Public Company Accounting Oversight Board, Communication with Audit Committees Concerning Independence, regarding their independence, and has discussed with Ernst & Young LLP their independence relative to us, including whether the provision of their services is compatible with maintaining Ernst & Young LLP's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the board that the December 31, 2021 audited financial statements be included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Clint D. McDonnough, Chair
Katherine A. Cattanach
Mary Ann King
Diane M. Morefield
Kevin C. Nickelberry



Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the shares of our common stock beneficially owned by (1) each of our directors, (2) the named executive officers, (3) all of our directors and executive officers as a group, and (4) all persons known by us to beneficially own more than 5% of our outstanding voting stock. We have determined the beneficial ownership shown on this table in accordance with the rules of the SEC. Under those rules, shares are considered beneficially owned if held by the person indicated, or if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote, to direct the voting of and/or to dispose of or to direct the disposition of such security. Except as otherwise indicated in the accompanying footnotes, beneficial ownership is shown as of March 31, 2022.

Amount and Nature of Beneficial Ownership

Name of Beneficial Owner	Shares Beneficially Owned[1]	Unexercised Options	Shares for Which Beneficial Ownership can be Acquired Within 60 Days	Shares for Which Beneficial Ownership can be Acquired upon Redemption of Partnership Interests[2]	Total Beneficial Ownership Number of Shares[3]	Percent of Class[3][4]
Thomas W. Toomey	1,004,716[5]	—	—	3,918,666	4,923,382	1.53%
James D. Klingbeil	146,093[6]	—	—	2,352,640[6]	2,498,733	*
Jerry A. Davis	106,797	—	—	365,964	472,761	*
Harry G. Alcock	43,033	—	—	860,984	904,017	*
Jon A. Grove	450,058	—	—	105,055	555,113	*
Joseph D. Fisher	5,504	—	—	1,167,350	1,172,854	*
Katherine A. Cattanach	82,277	—	—	18,418	100,695	*
Robert A. McNamara	21,993	18,639	—	18,610	59,242	*
Clint D. McDonnough	6,496	—	—	75,391	81,887	*
Diane M. Morefield	1,556	—	—	33,246	34,802	*
Kevin C. Nickelberry	1,400	—	—	4,674	6,074	*
Mary Ann King	2,549	—	—	40,120	42,669	*
Mark R. Patterson	8,983	—	—	52,997	61,890	*
Michael D. Lacy	12,826	—	—	234,412	247,238	*
All directors and executive officers as a group (14 persons)	1,894,281	18,639	—	9,248,527	11,161,447	3.41%
The Vanguard Group[7]	48,274,114	—	—	—	48,274,114	15.16%
Cohen & Steers, Inc.[8]	43,378,707	—	—	—	43,378,707	13.02%
BlackRock, Inc.[9]	34,773,820	—	—	—	34,773,820	10.92%
State Street Corporation[10]	18,511,451	—	—	—	18,511,451	5.81%
Norges Bank[11]	18,129,085	—	—	—	18,129,085	5.69%

* Represents beneficial ownership of less than 1%, based on 318,401,530 shares of common stock outstanding as of March 21, 2022. On March 21, 2022, there were 2,695,363 shares of our Series E preferred stock and 12,455,650 shares of our Series F preferred stock outstanding.

[1] In addition to the shares of common stock beneficially owned, Mr. Klingbeil is deemed to beneficially own indirectly 2,221,214 shares of our Series F preferred stock held by certain trusts, limited partnerships, limited liability companies and other entities, or 17.83% of our outstanding Series F preferred stock.

(2) This column includes the number of shares of the Company's common stock that could be issued if the operating partnership units ("OP Units") of United Dominion Realty, L.P., a Delaware limited partnership (the "Operating Partnership"), beneficially owned by a person listed in the table are redeemed, and the Company elects to issue shares of common stock in exchange for the OP Units rather than pay cash upon such redemption. A holder of OP Units has the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption; however, the Operating Partnership's obligation to pay the cash amount is subject to the prior right of the Company to acquire such OP Units in exchange for either the cash amount or shares of our common stock. This column also includes the number of shares of common stock that could be issued if vested LTIP Units beneficially owned by a person listed in the table were to convert those LTIP Units into OP Units and those OP Units are redeemed, and the Company elects to issue shares of common stock in exchange for the OP Units rather than pay cash upon such redemption, because vested LTIP Units can be converted into OP Units, provided that such LTIP Units have been outstanding for at least two years from the date of grant. Class 1 LTIP Units and Class 1 Performance LTIP Units vest on the first anniversary of the grant date. The Class 2 LTIP Units and Class 2 Performance LTIP Units are granted at the maximum potential amount that could vest upon the achievement of pre-established performance metrics for the applicable performance period, subject to continued employment. If the pre-established performance metrics for the applicable performance period are achieved at less than the maximum level, then a corresponding number of Class 2 LTIP Units and Class 2 Performance LTIP Units are forfeited in accordance with the terms of the awards. Further, in order for the Class 1 Performance LTIP Units or the Class 2 Performance LTIP Units to have value to the holder, the price of our common stock on the date of conversion of the Class 1 Performance LTIP Units or the Class 2 Performance LTIP Units into OP Units has to exceed the price of our common stock as of the date of grant. Therefore, the amount of Class 1 Performance LTIP Units, Class 2 LTIP Units and Class 2 Performance LTIP Units that a person listed in the table could convert into OP Units and, upon redemption of such OP Units, the number of shares that the Company could elect to issue in exchange for such OP Units, could be lower than the number of shares of common stock reported in the table.

(3) Such beneficial ownership calculations assume that all OP Units beneficially owned by the person indicated and outstanding as of March 21, 2022, are redeemed in exchange for shares of common stock (notwithstanding any holding period requirements, payment of exercise price or exchange rights). See Notes (2) and (6).

(4) Based on 318,401,530 shares of common stock outstanding at the close of business on March 21, 2022. Shares issuable upon redemption of the OP Units are deemed outstanding for computing the percentage of the person holding such shares, but are not deemed outstanding for computing the percentage of any other person.

(5) Includes 178,324 shares of common stock subject to a pledge by Mr. Toomey. Includes 110,000 shares of common stock indirectly held in a trust for Mr. Toomey's children.

(6) Mr. Klingbeil is deemed to indirectly beneficially own 909,236 shares of common stock into which OP Units directly owned by certain trusts, limited partnerships, limited liability companies and other entities are redeemable if the Company elects to issue shares of common stock rather than pay cash on such redemption. Includes 592,663 OP Units owned directly by Mr. Klingbeil that were pledged as security for a line of credit, as well as 57,730 OP Units that were pledged as security for a line of credit by companies wholly-owned by Mr. Klingbeil. In connection with the OP Units, Mr. Klingbeil and certain of such trusts, limited partnerships, limited liability companies and other entities have entered into certain reimbursement agreements with us pursuant to which such entities may be required to reimburse us if certain debt owed to us by the Operating Partnership is not paid.

(7) Beneficial ownership is as of December 31, 2021, as reflected in a statement on Schedule 13G filed by The Vanguard Group ("Vanguard") with the SEC on February 10, 2022. Vanguard has its principal business office at 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Vanguard has the sole power to dispose of 46,787,546 shares. Vanguard has shared power to dispose of 1,486,568 shares of common stock owned, and the shared power to vote or direct the voting of 765,238 shares owned.

(8) Beneficial ownership is as of December 31, 2021, as reflected in a statement on Schedule 13G filed by Cohen & Steers, Inc. ("C&S") with the SEC on February 14, 2022. According to such Schedule 13G, C&S, a parent holding company, reported that it has sole power to vote or direct the voting of 30,308,206 shares of common stock and sole dispositive power with respect to 36,283,509 shares of common stock. Cohen & Steers Capital Management, Inc. ("CSCA"), a wholly-owned subsidiary of C&S and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, reported that it has sole voting power with respect to 30,113,407 shares and sole dispositive power with respect to 42,239,719 shares. Cohen & Steers UK Limited reported that it has sole voting power with respect to 140,018 shares and sole dispositive power with respect to 1,084,207 shares. Cohen & Steers Asia Limited reported that it has sole voting power with respect to 35,817 shares and sole dispositive power with respect to 35,817 shares. Cohen & Steers Ireland Limited reported that it has sole voting power with respect to 18,964 shares and sold dispositive power with respect to 18,964 shares. The address for each of C&S and CSCA is 280 Park Avenue, 10th Floor, New York, New York 10017. The address for Cohen & Steers UK Limited is 50 Pall Mall, 7th Floor, London, United Kingdom SW1Y 5JH. The address for Cohen & Steers Asia Limited is 1201-02 Champion Tower, Three Garden Road, Central, Hong Kong. The address for Cohen & Steers Ireland Ltd. Is 77 Sir John Rogerson's Quay, Block C, Grand Canal Docklands, Dublin 2 Dj2 VK60.

(9) Beneficial ownership is as of December 31, 2021, as reflected in a statement on Schedule 13G filed by BlackRock, Inc. ("BlackRock") with the SEC on January 27, 2021. BlackRock has its principal business office at 55 East 52nd Street, New York, New York 10055. BlackRock has the sole power to dispose of 34,773,820 shares of common stock owned and the sole power to vote or direct the voting of 29,845,658 shares owned. BlackRock is the beneficial owner as a result of being a parent company or control person of the following subsidiaries, each of which holds less than 5% of the outstanding shares of common stock: BlackRock (Luxembourg) S.A.; BlackRock (Netherlands) B.V.; BlackRock (Singapore) Limited; BlackRock Advisors (UK) Limited; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management North Asia Limited; BlackRock Asset Management Schweiz AG; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Fund Managers Ltd; BlackRock Institutional Trust Company, National Association; BlackRock International Limited; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Ltd; BlackRock Investment Management, LLC; BlackRock Japan Co., Ltd; BlackRock Life Limited; and Apano Group LLC.

(10) Beneficial ownership is as of December 31, 2021, as reflected in a statement on Schedule 13G filed by State Street Corporation ("State Street") with the SEC on February 14, 2022. State Street has its principal business office at State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02111. State Street has the shared power to dispose of 18,489,137 shares of common stock owned at the shared power to vote or direct the voting of 14,668,685 shares owned.

(11) Beneficial ownership is as of December 31, 2021, as reflected in a statement on Schedule 13G filed by Norges Bank ("Norges") with the SEC on February 8, 2022. Norges has its principal business office at Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway. Norges has the sole power to dispose of 18,129,085 shares of common stock owned and the sole power to vote or direct the voting of 18,129,085 shares owned.



Frequently Asked Questions About the Annual Meeting

Why did you provide this proxy statement to me?

We are providing this proxy statement and proxy card to you on the Internet or, upon your request, we are sending printed versions of this proxy statement and proxy card to you by mail, because you owned shares of our common stock and/or our Series E preferred stock or our Series F preferred stock at the close of business on March 21, 2022, which is the record date for the meeting. This proxy statement describes matters on which we would like you, as a shareholder, to vote. It also gives you information on these matters so that you can make an informed decision.

The holders of shares of our common stock and our Series E and Series F preferred stock outstanding at the close of business on the record date are entitled to receive notice of the meeting and are entitled to one vote for each share held on each proposal presented at the meeting. Cumulative voting is not permitted. At the record date of March 21, 2022, we had 318,401,530 shares of common stock, 2,695,363 shares of our Series E preferred stock and 12,455,650 shares of Series F preferred stock issued and outstanding.

When you vote, you appoint James D. Klingbeil and Thomas W. Toomey, or either of them, as your representatives at the meeting. Messrs. Klingbeil and Toomey will vote your shares at the meeting as you instructed them when you voted. This way, your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should vote by telephone, through the Internet or, if you have requested and received a paper copy of the proxy statement, by completing, signing and returning the paper proxy card enclosed with this proxy statement in advance of the meeting, in case your plans change.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to each shareholder of record, we may furnish proxy materials, including this proxy statement and our 2021 Annual Report, by providing access to such documents on the Internet. Most shareholders will not receive printed copies of the proxy materials unless they request them, in which case printed copies of the proxy materials will be provided at no charge.

Instead of mailing a printed copy of our proxy materials to each shareholder of record, a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") was mailed to such shareholders on or about March 31, 2022 that instructs you as to how you may access and review all of the proxy materials on the Internet. The Notice of Internet Availability also instructs you as to how you may submit your proxy on the Internet or by telephone.

Any shareholder may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by following the instructions set forth in the Notice of Internet Availability. Choosing to receive future proxy materials by e-mail will save us the cost of printing and delivering documents to shareholders and will reduce the environmental impact of our annual meetings. A shareholder's election to receive proxy materials by e-mail will remain in effect until the shareholder terminates the election.

What constitutes a quorum in order to hold and transact business at the meeting?

The presence, in person or by proxy, of holders of at least a majority of the total number of shares of our outstanding common stock, Series E preferred stock and Series F preferred stock, taken together, as of the record date, constitutes a quorum that is required to hold the meeting and to conduct business. If a quorum is not present at the meeting, the meeting may be adjourned from time to time until a quorum is obtained. Your shares will be counted as being present at the meeting if you vote your shares in person at the meeting, if you vote your shares by telephone or through the Internet, or if you submit a properly executed proxy card. Votes against a particular proposal will be counted to determine the presence of a quorum. Abstentions, broker non-votes, which are explained below, and shares as to which authority to vote on any proposal is withheld, are each included in the determination of the number of shares present at the meeting for purposes of obtaining a quorum. Each will be tabulated separately.

How do I vote?

For Shares Directly Registered in Your Name:	If you hold your shares in your own name as holder of record with Wells Fargo Shareowner Services, there are four different ways to vote:


Internet
You can go to www.proxyvote.com and vote through the Internet.


Telephone
You can submit your vote by proxy over the telephone by following the instructions provided on the separate proxy card if you received a printed set of the proxy materials.


Mail
If you have requested and received a paper copy of the proxy statement, you can mark, sign, date and return the paper proxy card enclosed with the proxy statement in the postage-paid envelope that we have provided to you. Please note that if you vote through the Internet or by telephone, you do not need to return your proxy card.


In person
If you are a shareholder as of the record date, you may vote in person at the meeting. Submitting a proxy prior to the meeting will not prevent a shareholder from attending the meeting and voting in person.

All valid proxies received and not revoked prior to the meeting will be voted in accordance with each shareholder's instructions.

For Shares Held in "Street Name:"	If your shares are held by a brokerage firm, bank or other nominee (i.e., in "street name"), you will receive instructions from your nominee that you must follow in order to have your shares voted. "Street name" shareholders who wish to vote in person at the meeting will need to obtain a proxy form from the brokerage firm, bank or other nominee that holds their shares of record.

In addition, a number of brokers and banks are participating in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers telephone and Internet voting options. This program is different from the program provided by EQ Shareowner Services for shares registered directly in the name of the shareholder. If your shares are held in an account with a broker or a bank participating in the Broadridge program, you may vote those shares telephonically by calling the telephone number shown on the voting form received from your broker or bank, or via the Internet at the Broadridge voting website (www.proxyvote.com).

How will my proxy be voted?

All shares represented by properly executed proxies received in time for the meeting will be voted at the meeting in accordance with the instructions marked thereon or otherwise as provided therein, unless such proxies have previously been revoked. Unless instructions to the contrary are marked, or if no instructions are specified, shares represented by proxies will be voted:

- FOR the election of all nominees for director.

- FOR the approval, on an advisory basis, of the compensation of our named executive officers disclosed in this proxy statement.

- FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2022.

Will other matters be voted on at the annual meeting?

We have not received notice of any other matters that may properly be presented at the meeting. However, if a matter comes up for vote at the meeting that is not described in this proxy statement or listed on the proxy card, Messrs. Klingbeil and Toomey will vote your shares, under your proxy, in their discretion. It is the intention of Messrs. Klingbeil and Toomey to vote the shares they represent as directed by the board.

Can I revoke my proxy and change my vote?

Yes. If you are a record holder of your shares, you may revoke your proxy at any time prior to the date of the meeting by:

- submitting a later-dated vote in person at the meeting, through the Internet, by telephone or, if you originally voted by returning a paper proxy card to us, by mail; or

- delivering instructions to the attention of the Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540. Any notice of revocation sent to us must include the shareholder's name and must be received prior to the date of the meeting to be effective.

If you hold your shares in "street name," you should follow the directions provided by your broker or other nominee regarding how to revoke your proxy.

What vote is required for the proposals if a quorum is present?

- The affirmative vote of a majority of the votes cast is required for the election of a director in Proposal 1.

- The affirmative vote of a majority of the votes cast is required to approve, on an advisory basis, the compensation of our named executive officers disclosed in this proxy statement, as specified in Proposal No. 2.

- The affirmative vote of a majority of the votes cast is required to approve Proposal No. 3, the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2022.

What is an abstention, and how will it affect the vote on a proposal?

An "abstention" occurs when the beneficial owner of shares is present, in person or by proxy, and entitled to vote at the meeting (or when a nominee holding shares for a beneficial owner is present and entitled to vote at the meeting), but such person does not vote on the particular proposal. For purposes of Proposal Nos. 1, 2, and 3, abstentions will not be counted as votes cast and will have no effect on the results of the vote with respect to such proposals. Abstentions will be considered present for the purpose of determining the presence of a quorum.

What are broker non-votes, and how will they affect the vote on a proposal?

A "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have the discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. Under applicable rules, brokers or other nominees have discretionary voting power with respect to matters that are considered routine, but not with respect to non-routine matters. A broker or other nominee cannot vote without instructions on non-routine matters; therefore there may be broker non-votes on any such proposals. Broker non-votes will have no effect on the voting results for Proposal Nos. 1, 2, and 3. Broker non-votes will be considered present for the purpose of determining the presence of a quorum.

The effect of broker non-votes is summarized in the table below:

	Proposal No. 1: Election of Directors	Proposal No. 2: Advisory Vote on Executive Compensation	Proposal No. 3: Ratification of Independent Registered Public Accounting Firm
Status of the matter	Non-Routine	Non-Routine	Routine
Possibility of broker non-votes on the Proposal	Yes	Yes	No
Status of broker non-votes for purposes of determining whether shareholder approval has been obtained for the Proposal	Broker non-votes are not deemed to be votes cast	Broker non-votes are not deemed to be votes cast	N/A
Status of broker non-votes for quorum purposes	Considered present	Considered present	N/A

Who will tabulate the votes?

Broadridge will tabulate votes cast by proxy by an automated system. Votes cast by proxy or in person at the meeting will be counted by the persons appointed by us to act as election inspectors for the meeting.

Who is soliciting the proxy, and who will pay for the proxy solicitation?

This solicitation is being made on behalf of our board, but may also be made without additional remuneration by our officers or employees by telephone, telegraph, facsimile transmission, e-mail or personal interview. We will bear the expense of the preparation, printing and delivery of the enclosed form of proxy, notice of annual meeting of shareholders and this proxy statement and any additional materials relating to the meeting that may be furnished to our shareholders by our board subsequent to the furnishing of this proxy statement. We will reimburse banks and brokers who hold shares in their name or custody, or in the name of nominees for others, for their out-of-pocket expenses incurred in forwarding copies of the proxy materials to those persons for whom they hold such shares. To obtain the necessary representation of shareholders at the meeting, supplementary solicitations may be made by mail, telephone or interview by our officers or employees, without additional compensation.

Where do I find the voting results of the meeting?

We will announce the preliminary voting results at the meeting and publish the final results in a Current Report on Form 8-K filed with the SEC within four business days following the meeting.

Other Matters



Delivery of Voting Materials

To reduce the expenses of delivering duplicate materials to our shareholders, we are delivering one copy of the Notice of Internet Availability to shareholders who share the same address unless otherwise requested. The Notice of Internet Availability will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice of Internet Availability also instructs you as to how you may submit your proxy through the Internet. If you would like to receive a paper or e-mail copy of the proxy materials, you should follow the instructions for requesting such materials in the Notice of Internet Availability.

If you share an address with another shareholder and have received only one copy of the Notice of Internet Availability, and would like to request a separate copy of the Notice of Internet Availability, you may write or call us to request a separate copy of the Notice of Internet Availability at no cost to you. For future annual meetings, you may request a separate copy of the Notice of Internet Availability or request that we only send one copy of the Notice of Internet Availability to you if you are receiving multiple copies by calling us at (720) 283-6120 or by writing to us to the attention of Investor Relations, 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Annual Report

We will, upon written request and without charge, provide to any person solicited hereunder, a copy of our Annual Report on Form 10-K for the year ended December 31, 2021, including financial statements and financial statement schedules, as filed with the SEC. Requests should be addressed to the attention of Investor Relations, 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Shareholder Proposals for the 2023 Annual Meeting of Shareholders

The submission deadline for shareholder proposals to be included in our proxy materials for the 2023 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act is December 1, 2022, except as may otherwise be provided in Rule 14a-8. All such proposals must be in writing and should be sent to our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Advance Notice Procedures for the 2023 Annual Meeting of Shareholders

In accordance with our bylaws, any shareholder who intends to submit a proposal at our 2023 annual meeting of shareholders, or bring a director nominee before the meeting, must, in addition to complying with applicable laws and regulations and the requirements of our bylaws, provide written notice to us for consideration no sooner than November 1, 2022 and no later than December 1, 2022. Such notice should be sent to our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540. Please refer to the full text of our advance notice Bylaw provisions for additional information and requirements. A copy of our bylaws may be obtained by writing to our Corporate Secretary at the address listed above or by visiting the Investor Relations page of our website at ir.udr.com and then clicking on "Corporate Governance."

Proxy Access Procedures for the 2023 Annual Meeting of Shareholders

In order to be eligible to require that the Company include an eligible shareholder nominee in the proxy materials for the 2023 annual meeting of shareholders pursuant to Section 2.15 of the Company's bylaws, an eligible shareholder must provide to the Company, in proper form and within the times specified, (i) a written notice expressly electing to have such shareholder nominee included in the Company's proxy materials pursuant to Section 2.15 (a "Notice of Proxy Access Nomination") and (ii) any updates or supplements to such Notice of Proxy Access Nomination. To be timely, the Notice of Proxy Access Nomination must be so delivered or mailed to and received at the principal executive offices of the corporation not less than one hundred twenty (120) days (December 1, 2022) nor more than one hundred fifty (150) days (November 1, 2022) prior to the one-year anniversary of the date on which the Company first mailed its proxy materials for the 2021 annual meeting of shareholders. Such notice should be sent to our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540. Please refer to the full text of our advance notice Bylaw provisions for additional information and requirements. A copy of our bylaws may be obtained by writing to our Corporate Secretary at the address listed above or by visiting the Investor Relations page of our website at ir.udr.com and then clicking on "Corporate Governance."

It is important that proxies be returned promptly. We depend upon all shareholders promptly signing and returning the enclosed proxy to avoid costly solicitation. You can save us considerable expense by signing and returning your proxy at once. You may also vote electronically through the Internet or by telephone as shown on the enclosed proxy card and as discussed above.

We intend to hold our annual meeting in person. However, we are actively monitoring the COVID-19 pandemic; we are sensitive to the public health and travel concerns our shareholders may have and the protocols that federal, state, and local governments have imposed or may impose. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting by means of remote communication. Please monitor our annual meeting website at https://www.udr.com/2022 annualmeeting for updated information. If you are planning to attend our meeting, please check the website one week prior to the meeting date.

Dated: March 31, 2022

For the Board of Directors
UDR, INC.

Warren L. Troupe
Corporate Secretary

Definitions



Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided below (dollars in thousands).

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided below (dollars in thousands).

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/ (recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/ (loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided below (dollars in thousands).

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/ (benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided below (dollars in thousands).

A reconciliation between Net income/(loss) and EBITDAre and a reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items, Consolidated Interest Coverage Ratio - adjusted for non-recurring items and Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items is provided below (dollars in thousands).

	Quarter Ended December 31, 2021
Net income/(loss)	$ 126,144
Adjustments:	
Interest expense, including debt extinguishment and other associated costs	36,418
Real estate depreciation and amortization	163,755
Other depreciation and amortization	4,713
Tax provision/(benefit), net	156
Net (gain)/loss on the sale of depreciable real estate owned	(85,223)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	11,648
EBITDAre	$ 257,611
Casualty-related charges/(recoveries), net	(934)
Legal and other costs	4,020
Severance costs	1,439
Unrealized (gain)/loss on real estate technology investments, net of tax	(1,506)
(Income)/loss from unconsolidated entities	(36,523)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	(11,648)
Management fee expense on unconsolidated joint ventures	(553)
Consolidated EBITDAre - adjusted for non-recurring items	$ 211,906
Annualized consolidated EBITDAre - adjusted for non-recurring items	$ 847,624
Interest expense, including with debt extinguishment and other associated costs	36,418
Capitalized interest expense	2,922
Total interest	$ 39,340
Preferred dividends	$ 1,058
Total debt	$ 5,412,787
Cash	(967)
Net debt	$ 5,411,820
Consolidated Interest Coverage Ratio - adjusted for non-recurring items	**5.4x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items	**5.2x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	**6.4x**

The following tables outline our reconciliation of Net income/(loss) attributable to common stockholders to FFO, FFO as Adjusted, and FFOA for the years ended December 31, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013, 2012 and 2011 (dollars in thousands):

	Year Ended December 31,				
	2021	**2020**	**2019**	**2018**	**2017**
Net income/(loss) attributable to common stockholders	$ 145,787	$ 60,036	$ 180,861	$ 199,238	$ 117,850
Real estate depreciation and amortization	606,648	608,616	501,257	429,006	430,054
Noncontrolling interests	10,977	4,704	14,614	18,436	11,097
Real estate depreciation and amortization on unconsolidated joint ventures	31,967	35,023	57,954	61,871	57,102
Cumulative effect of change in accounting principle	-	-	-	(2,100)	-
Net gain on the sale of unconsolidated depreciable property	(2,460)	-	(125,407)	-	(35,363)
Net gain on the sale of depreciable real estate owned	(136,001)	(118,852)	-	(136,197)	(41,824)
FFO attributable to common stockholders and unitholders, basic	$ 656,918	$ 589,527	$ 629,279	$ 570,254	$ 538,916
Distributions to preferred stockholders - Series E (Convertible)	4,229	4,230	4,104	3,868	3,708
FFO attributable to common stockholders and unitholders, diluted	$ 661,147	$ 593,757	$ 633,383	$ 574,122	$ 542,624
Income/(loss) per weighted average common share, diluted	$ 0.48	$ 0.20	$ 0.63	$ 0.74	$ 0.44
FFO per weighted average common share and unit, basic	$ 2.04	$ 1.86	$ 2.04	$ 1.95	$ 1.85
FFO per weighted average common share and unit, diluted	$ 2.02	$ 1.85	$ 2.03	$ 1.93	$ 1.83
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	322,744	316,855	308,020	292,727	291,845
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted	327,039	320,187	311,799	297,042	296,672

	Year Ended December 31,				
	2021	**2020**	**2019**	**2018**	**2017**
Impact of adjustments to FFO:					
Debt extinguishment and other associated costs	$ 42,336	$ 49,190	$ 29,594	$ 3,299	$ 9,212
Debt extinguishment and other associated costs on unconsolidated joint ventures	1,682	-	-	177	-
Acquisition-related costs/(fees)	-	-	-	-	371
Redemption of preferred stock	-	-	-	-	-
Joint venture financing and acquisition fee	-	-	-	-	-
Texas joint venture promote and disposition fee income	-	-	-	-	-
Long-term incentive plan transition costs	-	-	-	-	-
Promoted interest on settlement of note receivable, net of tax	-	-	(6,482)	-	-
Legal and other	5,319	8,973	3,660	1,622	-
Net gain on the sale of non-depreciable real estate owned	-	-	(5,282)	-	(1,580)
Net loss on sale of unconsolidated land	-	-	-	-	-
Gain on sale of TRS property/marketable securities	-	-	-	-	-
Net gain on prepayment of note receivable	-	-	-	-	-
Realized (gain)/loss on technology investments, net of tax	(1,980)	1,005	-	-	-
Unrealized (gain)/loss on technology investments, net of tax	(55,947)	(4,587)	(3,300)	-	-
Joint venture development success fee	-	-	(3,750)	-	-
Severance costs	2,280	1,948	390	114	624
Tax benefit associated with the conversion of certain TRS entities into REITs	-	-	-	-	-
Reversal of deferred tax valuation allowance	-	-	-	-	-
Casualty-related charges/(recoveries), net	3,960	2,545	636	2,364	4,504
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	-	31	(374)	-	(881)
	$ (2,350)	$ 59,105	$ 15,092	$ 7,576	$ 12,250
FFOA attributable to common stockholders and unitholders, diluted	$ 658,797	$ 652,862	$ 648,475	$ 581,698	$ 554,874
FFOA per weighted average common share and unit, diluted	$ 2.01	$ 2.04	$ 2.08	$ 1.96	$ 1.87
Recurring capital expenditures	(63,820)	(56,924)	(51,246)	(46,915)	(46,034)
AFFO attributable to common stockholders and unitholders, diluted	$ 594,977	$ 595,938	$ 597,229	$ 534,783	$ 508,840
AFFO per weighted average common share and unit, diluted	$ 1.82	$ 1.86	$ 1.92	$ 1.80	$ 1.72

	Year Ended December 31,					
	2016	**2015**	**2014**	**2013**	**2012**	**2011**
Net income/(loss) attributable to common stockholders	$ 289,001	$ 336,661	$ 150,610	$ 41,088	$ 203,376	$ 10,537
Real estate depreciation and amortization	419,615	374,598	358,154	341,490	350,400	370,343
Noncontrolling interests	27,662	16,776	5,508	1,470	8,126	562
Real estate depreciation and amortization on unconsolidated joint ventures	47,832	38,652	42,133	33,180	32,531	11,631
Cumulative effect of change in accounting principle	-	-	-	-	-	-
Net gain on the sale of unconsolidated depreciable property	(47,848)	(59,445)	-	-	-	-
Net gain on the sale of depreciable real estate owned	(209,166)	(251,677)	(144,703)	(40,450)	(243,805)	(123,217)
FFO attributable to common stockholders and unitholders, basic	$ 527,096	$ 455,565	$ 411,702	$376,778	$ 350,628	$ 269,856
Distributions to preferred stockholders - Series E (Convertible)	3,717	3,722	3,724	3,724	3,724	3,724
FFO attributable to common stockholders and unitholders, diluted	$ 530,813	$ 459,287	$ 415,426	$380,502	$ 354,352	$ 273,580
Income/(loss) per weighted average common share, diluted	$ 1.08	$ 1.29	$ 0.59	$ 0.16	$ 0.85	$ 0.05
FFO per weighted average common share and unit, basic	$ 1.81	$ 1.68	$ 1.58	$ 1.45	$ 1.41	$ 1.29
FFO per weighted average common share and unit, diluted	$ 1.80	$ 1.66	$ 1.56	$ 1.44	$ 1.40	$ 1.28
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	290,516	271,616	260,775	259,306	248,262	208,896
Weighted average number of common shares and OP/DownREIT Units, and common stock equivalents outstanding - diluted	295,469	276,699	265,728	263,926	252,659	214,086
Impact of adjustments to FFO:						
Debt extinguishment and other associated costs	$ 1,729	$ -	$ 192	$ 178	$ (277)	$ 4,602
Debt extinguishment and other associated costs on unconsolidated joint ventures	-	-	-	-	-	-
Acquisition-related costs/(fees)	213	3,586	442	(254)	2,762	6,076
Redemption of preferred stock	-	-	-	-	2,791	175
Joint venture financing and acquisition fee	-	-	-	-	-	(2,335)
Texas joint venture promote and disposition fee income	-	(10,005)	-	-	-	-
Long-term incentive plan transition costs	898	3,537	-	-	-	-
Promoted interest on settlement of note receivable, net of tax	-	-	-	-	-	-
Legal and other	(480)	705	-	-	-	-
Net gain on the sale of non-depreciable real estate owned	(1,685)	-	1,056	-	-	-
Net loss on sale of unconsolidated land	1,016	-	-	-	-	-
Gain on sale of TRS property/marketable securities	-	-	-	(2,651)	(7,749)	(9,780)
Net gain on prepayment of note receivable	-	-	(8,411)	-	-	-

	Year Ended December 31,					
	2016	2015	2014	2013	2012	2011
Realized (gain)/loss on technology investments, net of tax	-	-	-	-	-	-
Unrealized (gain)/loss on technology investments, net of tax	-	-	-	-	-	-
Joint venture development success fee	-	-	-	-	-	-
Severance costs	871	-	-	-	733	1,342
Tax benefit associated with the conversion of certain TRS entities into REITs	(2,436)	-	(5,770)	-	-	-
Reversal of deferred tax valuation allowance	-	-	-	-	(21,530)	-
Casualty-related charges/(recoveries), net	732	2,335	541	(9,665)	9,262	-
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	(3,752)	2,474	-	-	-	-
	$ (2,894)	$ 2,632	$ (11,950)	$ (12,392)	$ (14,008)	$ 80
FFOA attributable to common stockholders and unitholders, diluted	$527,919	$461,919	$403,476	$368,110	$340,344	$273,660
FFOA per weighted average common share and unit, diluted	$ 1.79	$ 1.67	$ 1.52	$ 1.39	$ 1.35	$ 1.28
Recurring capital expenditures	(47,257)	(45,467)	(43,921)	(42,707)	(42,249)	(44,563)
AFFO attributable to common stockholders and unitholders, diluted	$480,662	$416,452	$359,555	$325,403	$298,095	$229,097
AFFO per weighted average common share and unit, diluted	$ 1.63	$ 1.51	$ 1.35	$ 1.23	$ 1.18	$ 1.07

The following tables are our reconciliation of FFO share information to weighted average common shares outstanding, basic and diluted, for the years ended December 31, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013, 2012 and 2011 (shares in thousands):

	Year Ended December 31,				
	2021	2020	2019	2018	2017
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	322,744	316,855	308,020	292,727	291,845
Weighted average number of OP/DownREIT Units outstanding	(22,418)	(22,310)	(22,773)	(24,548)	(24,821)
Weighted average number of common shares outstanding — basic	300,326	294,545	285,247	268,179	267,024
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	327,039	320,187	311,799	297,042	296,672
Weighted average number of OP/DownREIT Units outstanding	(22,418)	(22,310)	(22,773)	(24,548)	(24,821)
Weighted average incremental shares from assumed conversion of stock options	-	-	-	-	-
Weighted average incremental shares from unvested restricted stock	-	-	-	-	-
Weighted average number of Series E Cumulative Convertible Preferred shares outstanding	(2,918)	(2,950)	(3,011)	(3,011)	(3,021)
Weighted average number of common shares outstanding — diluted	301,703	294,927	286,015	269,483	268,830

	Year Ended December 31,					
	2016	**2015**	**2014**	**2013**	**2012**	**2011**
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	290,516	271,616	260,775	259,306	248,262	208,896
Weighted average number of OP/DownREIT Units outstanding	(25,130)	(12,947)	(9,247)	(9,337)	(9,411)	(7,602)
Weighted average number of common shares outstanding — basic	265,386	258,669	251,528	249,969	238,851	201,294
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	295,469	276,699	265,728	263,926	252,659	214,086
Weighted average number of OP/DownREIT Units outstanding	(25,130)	(12,947)	(9,247)	(9,337)	(9,411)	(7,602)
Weighted average incremental shares from assumed conversion of stock options	-	-	-	(1,169)	(1,213)	(1,297)
Weighted average incremental shares from unvested restricted stock	-	-	-	(415)	(148)	(857)
Weighted average number of Series E Cumulative Convertible Preferred shares outstanding	(3,028)	-	(3,036)	(3,036)	(3,036)	(3,036)
Weighted average number of common shares outstanding — diluted	267,311	263,752	253,445	249,969	238,851	201,294

Appendix A: Forward Looking Statements



This Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy, rental expense growth and expected or potential impacts of the novel coronavirus disease ("COVID-19") pandemic. Words such as "expects," "anticipates," "intends," "plans," "likely," "will," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward- looking statements. Such factors include, among other things, the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning the availability of capital and the stability of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments and redevelopments, delays in completing lease-ups on schedule or at expected rent and occupancy levels, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning joint ventures and partnerships with third parties, expectations that automation will help grow net operating income, and expectations on annualized net operating income.

The following factors, among others, could cause our future results to differ materially from those expressed in the forward-looking statements:

- the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects;

- general economic conditions;

- unfavorable changes in apartment market and economic conditions that could adversely affect occupancy levels and rental rates, including as a result of COVID-19;

- the failure of acquisitions to achieve anticipated results;

- possible difficulty in selling apartment communities;

- competitive factors that may limit our ability to lease apartment homes or increase or maintain rents;

- insufficient cash flow that could affect our debt financing and create refinancing risk;

- failure to generate sufficient revenue, which could impair our debt service payments and distributions to stockholders;

- development and construction risks that may impact our profitability;

- potential damage from natural disasters, including hurricanes and other weather-related events, which could result in substantial costs to us;

- risks from climate change that impacts our properties or operations;

- risks from extraordinary losses for which we may not have insurance or adequate reserves;

- risks from cybersecurity breaches of our information technology systems and the information technology systems of our third party vendors and other third parties;

- uninsured losses due to insurance deductibles, self-insurance retention, uninsured claims or casualties, or losses in excess of applicable coverage;

- delays in completing developments and lease-ups on schedule;

- our failure to succeed in new markets;

- risks that third parties who have an interest in or are otherwise involved in projects in which we have an interest, including mezzanine borrowers, joint venture partners or other investors, do not perform as expected;

- changing interest rates, which could increase interest costs and affect the market price of our securities;

- potential liability for environmental contamination, which could result in substantial costs to us;

- the imposition of federal taxes if we fail to qualify as a REIT under the Code in any taxable year;

- our internal control over financial reporting may not be considered effective which could result in a loss of investor confidence in our financial reports, and in turn have an adverse effect on our stock price; and

- changes in real estate laws, tax laws, rent control or stabilization laws or other laws affecting our business.

A discussion of these and other factors affecting our business and prospects is set forth in Part I, Item 1A. *Risk Factors* of our Annual Report/Form 10-K for the year ended December 31, 2021. We encourage investors to review these risk factors.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Proxy Statement may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Proxy Statement, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

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Opening doors to the future®



UDR, INC.
1745 SHEA CENTER DRIVE
SUITE 200
HIGHLANDS RANCH, CO 80129



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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Time on May 18, 2022 for shares held directly and by 11:59 P.M. Eastern Time on May 16, 2022 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by UDR, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access Shareholder Communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Eastern Time on May 18, 2022 for shares held directly and by 11:59 P.M. Eastern Time on May 16, 2022 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to UDR, Inc. c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D70859-P64876

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends that you vote "FOR" each of the nominees listed in Item 1:

1. ELECTION OF DIRECTORS

Nominees:	For	Against	Abstain
1a. Katherine A. Cattanach	☐	☐	☐
1b. Jon A. Grove	☐	☐	☐
1c. Mary Ann King	☐	☐	☐
1d. James D. Klingbeil	☐	☐	☐
1e. Clint D. McDonnough	☐	☐	☐
1f. Robert A. McNamara	☐	☐	☐
1g. Diane M. Morefield	☐	☐	☐
1h. Kevin C. Nickelberry	☐	☐	☐
1i. Mark R. Patterson	☐	☐	☐
1j. Thomas W. Toomey	☐	☐	☐

The Board of Directors recommends that you vote "FOR" Items 2 and 3:

	For	Against	Abstain
2. Advisory vote to approve named executive officer compensation.	☐	☐	☐
3. To ratify the appointment of Ernst & Young LLP to serve as independent registered public accounting firm for the year ending December 31, 2022.	☐	☐	☐

4. To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

NOTE: The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Shareholder(s). **If no direction is made, this proxy will be voted FOR each of the nominees listed in Item 1 and FOR Items 2 and 3.** If any other matters properly come before the meeting or any adjournment of the meeting, the person(s) named in this proxy will vote in their discretion.

Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

UDR, INC.
ANNUAL MEETING OF SHAREHOLDERS

May 19, 2022
10:00 a.m., Local Time

Four Seasons Hotel
1111 14th Street
Denver, CO 80202

This proxy is solicited on behalf of the Board of Directors of UDR, Inc. for use at the Annual Meeting on May 19, 2022.

The shares of stock held in your account or in a dividend reinvestment account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" each of the nominees listed in Item 1 and "FOR" Items 2 and 3.

By signing the proxy, you (i) acknowledge receipt of the notice of annual meeting of shareholders and proxy statement, each dated March 31, 2022, (ii) revoke all prior proxies, and (iii) appoint James D. Klingbeil and Thomas W. Toomey, or either of them, as proxies and attorneys-in-fact, each with the power to appoint his substitute and hereby authorize(s) them to represent and to vote the shares which you would be entitled to vote if then and there personally present on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and any adjournment thereof.

See reverse for voting instructions

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
UDR, Inc.'s Notice of Annual Meeting and Proxy Statement, Form 10-K for the year ended December 31, 2021 and Shareholder Letter are available on the Internet at www.proxyvote.com.

D70860-P64876



UDR, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS
MAY 19, 2022

The shareholder(s) hereby appoint(s) James D. Klingbeil and Thomas W. Toomey, or either of them, as proxies and attorneys-in-fact, each with the power to appoint his substitute and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy card, all of the shares of common stock, Series E preferred stock or Series F preferred stock of UDR, Inc. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 a.m., Local Time on May 19, 2022, at the Four Seasons Hotel, 1111 14th Street, Denver, CO 80202, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, AND FOR ITEMS 2 AND 3.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE